UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

| | REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 000-30980

                               INFICON Holding AG
             (Exact name of Registrant as specified in its charter)

                              INFICON Holding Inc.
                 (Translation of Registrant's name into English)

                                   Switzerland
                 (Jurisdiction of incorporation or organization)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

TITLE OF EACH CLASS:                                          NAME OF EACH EXCHANGE ON WHICH REGISTERED:
American Depositary Shares, each                                The Nasdaq National Market
representing one-tenth of one INFICON
Holding AG share with a par value of CHF 10

INFICON Holding AG shares with a par value of CHF 10 each       The SWX Swiss Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                2,315,000 shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes |X| No | |. Not applicable.

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 | | Item 18 |X|

                                TABLE OF CONTENTS

PART I .................................................................       3
     Item 1. Identity of Directors, Senior Management and Advisors .....       3
     Item 2. Offer Statistics and Expected Timetable ...................       3
     Item 3. Key Information ...........................................       3
     Item 4. Information on the Company ................................      14
     Item 5. Operating and Financial Review and Prospects ..............      30
     Item 6. Directors, Senior Management, and Employees ...............      40
     Item 7. Major Shareholders and Related Party Transactions .........      47
     Item 8. Financial Information .....................................      53
     Item 9. The Offer and Listing .....................................      53
     Item 10. Additional Information ...................................      54
     Item 11. Quantitative and Qualitative Disclosures about Market Risk      68
     Item 12. Description of Securities Other Than Equity Securities ...      69
PART II ................................................................      69
     Item 13. Defaults, Dividend Arrearages, and Delinquencies .........      69
     Item 14. Material Modifications to the Rights of Security
              Holders and  Use of Proceeds .............................      69
     Item 15. Controls and Procedures ..................................      70
     Item 16. [Reserved] ...............................................      70
PART III ...............................................................      70
     Item 17. Financial Statements .....................................      70
     Item 18. Financial Statements .....................................      70
     Item 19. Exhibits .................................................      71

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this annual report, "INFICON Holding AG" refers solely to the ultimate parent company of the INFICON Group. "INFICON," the "INFICON Group," "we," "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

PRESENTATION OF FINANCIAL INFORMATION

      We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. In accordance with the requirements of the Swiss law, we have included our INFICON Holding AG Financial Statements under Swiss generally accepted accounting principles. Our shares are quoted on the SWX Swiss Exchange in Swiss Francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared with respect to our shares will be declared in Swiss Francs.

MARKET SHARE AND INDUSTRY DATA

      Market information contained in this annual report, including information on our market share and the position of our business relative to our competition, largely reflects management's best estimates. These estimates are based upon information obtained from sources such as: customers, trade or business organizations and associations, contacts within the industries in which we compete and, in certain cases, upon published statistical data from independent third parties. We also rely on forecasts of future market conditions and trends from third-party sources. These third-party sources of statistical data and forecasts typically address a broad market for finished products made by our customers and do not address the vacuum instrumentation market directly. We have not independently verified the data and assumptions upon which these forecasts were prepared by the third-party sources, in addition to the rates of general economic growth that were assumed in preparing the forecasts; however, we believe them to be reasonable. Except as otherwise noted, market share information and assessments of our competitive position were derived by comparing our sales to the sales estimates of our competitors', as well as general market conditions. Amounts and percentages included in this annual report have been rounded and, accordingly, may not total.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This annual report on Form 20-F and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "assume," "estimate," "anticipate," "plan," "continue," "resumes," "opportunity" or "potential." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Key Information---Risk Factors."

      As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A. Selected Financial Data

      The following tables present our selected historical combined financial data. This data has been derived from our consolidated financial statements prepared in accordance with U.S. GAAP. The information set forth below should be read in conjunction with the "Operating and Financial Review and Prospects"
section in addition to our historical financial statements and notes to those statements included within this annual report. Our income statement data, set forth below, for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data as of December 31, 2002 and 2001 are derived from our audited consolidated financial statements and the notes to those statements included in this annual report. Our selected historical combined financial and other data for the years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 1999 and 1998 have been derived from our audited combined financial statements, which are not included in this annual report.

      As of the present date, no dividends have been declared by the Company.

                                                                      Years ended December 31,
                                       ---------------------------------------------------------------------------------
                                          2002              2001              2000             1999             1998
                                                  (U.S. $ in thousands except for shares and per share amount)
Income Statement Data:
Net sales
   Semiconductor vacuum
   instrumentation ..............      $    31,908       $    45,494       $    65,952      $    42,154      $    36,402
   General vacuum
   instrumentation ..............           99,563            98,619           104,024           87,838           81,919
                                       -----------       -----------       -----------      -----------      -----------
Total net sales .................          131,471           144,113           169,976          129,992          118,321
Cost of sales ...................           73,476            78,398            83,231           69,243           61,562
                                       -----------       -----------       -----------      -----------      -----------
Gross profit ....................           57,995            65,715            86,745           60,749           56,759
Research and development ........           16,923            12,431            11,037           11,523           12,970
Selling, general and
administrative ..................           41,564            39,961            41,889           38,332           38,995
                                       -----------       -----------       -----------      -----------      -----------
Income (loss) from operations ...             (492)           13,323            33,819           10,894            4,794
Interest expense (income), net ..             (603)             (483)              292              130              130
Other expense, net ..............              548             1,488             1,854              804              732
                                       -----------       -----------       -----------      -----------      -----------
Income (loss) before taxes ......             (437)           12,318            31,673            9,960            3,932
Income tax expense (benefit) ....             (542)            2,366             8,742            2,584               21
                                       -----------       -----------       -----------      -----------      -----------
Net income ......................      $       105       $     9,952       $    22,931      $     7,376      $     3,911
                                       -----------       -----------       -----------      -----------      -----------
Basic net income per share ......      $      0.05       $      4.30       $     11.21      $      3.69      $      1.95
Diluted net income per share ....      $      0.05       $      4.30       $     11.21      $      3.69      $      1.95
Weighted average number of shares
- Basic .........................        2,315,000         2,315,000         2,046,000        2,000,000        2,000,000

Balance Sheet Data:
Working capital .................      $    63,796       $    61,741       $    55,087      $    29,719      $    35,880
Total assets ....................          147,928           138,194           152,934           56,198           64,946
Total debt ......................               --                --               869               --               --
Stockholders' equity ............          127,410           119,524           108,531           41,360           47,051

Exchange Rate Information

      Since the primary listing for our shares is on the SWX Swiss Exchange in Swiss Francs, we have set forth below, for the periods and dates indicated, information regarding the noon buying rate in the City of New York for cable transfers in Swiss Francs as certified for customs purposes by the Federal Reserve Bank of New York, or the "noon buying rate," expressed in Swiss Francs per Dollar.

      We have provided these rates solely for your convenience. They should not be construed as a representation that Swiss Franc amounts actually represent the Dollar amounts or that the Swiss Franc amounts could have been, or could be, converted into Dollars at these rates or at any other rate. We do not use these rates for preparing our consolidated financial statements included in this annual report. On February 28, 2003, the noon buying rate was U.S.$1.00=CHF 1.3599.

                                            CHF                     CHF
                       Month                High                    Low
                       -----                ----                    ---

                   September 2002           1.71                    1.57
                     October 2002           1.67                    1.60
                    November 2002           1.68                    1.61
                    December 2002           1.70                    1.62
                     January 2003           1.72                    1.64
                    February 2003           1.38                    1.34


                   CHF               CHF             CHF               CHF
Calendar Year     Average(1)         High            Low          At Period End
-------------     ----------         ----            ---          -------------

    1995           1.1744           1.3130          1.1172           1.1540
    1996           1.2419           1.3515          1.1573           1.3390
    1997           1.4521           1.5360          1.3430           1.4610
    1998           1.4507           1.5420          1.2935           1.3735
    1999           1.5139           1.6015          1.3585           1.5930
    2000           1.6885           1.8300          1.5420           1.6116
    2001           1.6872           1.8226          1.5665           1.6732
    2002           1.5565           1.7300          1.3850           1.3875

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

B.    Capitalization and Indebtedness.

      Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

      Not applicable.

D.    Risk Factors.

      Investing in our shares or ADSs involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below prior to investing in our shares or ADSs. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our shares or ADSs could decline, and you could lose all or part of your investment.

      Risks Relating to Our Business

Downturns in the semiconductor chip manufacturing industry have had in the past, and may have in the future, a material adverse effect on our sales and profitability.

      Our business depends heavily upon the strength of demand from semiconductor chip manufacturers and semiconductor equipment manufacturers, or OEMs, which in turn depend upon the current and anticipated demand for semiconductors and products using semiconductors. In the year ended December 31, 2002, we estimate that approximately 36% of our semiconductor vacuum instrumentation sales, and approximately 5% of our general vacuum instrumentation sales were to semiconductor chip manufacturers, OEMs and related markets. For the year ended December 31, 2001, we estimated that approximately 39% of our semiconductor vacuum instrumentation sales and approximately 10% of our general vacuum instrumentation sales were to semiconductor chip manufacturers,

OEMs and related markets. As we pursue an increased strategic focus toward the semiconductor industry, we anticipate sales to these customers will become an increasingly higher percentage of our sales. Periodic reductions in demand from semiconductor chip manufacturers and OEMs may reduce revenues, and we may be unable to increase sales to new or existing customers.

      Historically, the semiconductor chip manufacturing market has been highly cyclical and has experienced periods of overcapacity resulting in a reduction in demand for capital equipment. For example, in 1998 the semiconductor chip manufacturing industry experienced a severe downturn, which contributed to a 10.2% decrease in our net sales from 1997. Although the semiconductor chip manufacturing industry recovered in late 1999 and 2000, the industry entered another downturn in 2001 resulting in a 15.2% decrease in net sales from 2000. The downturn continued throughout 2002 resulting in a 8.8% decrease in net sales from 2001. We cannot assure you that:

      o     the semiconductor chip manufacturing industry will improve;

      o the semiconductor industry is not experiencing a downturn which may be severe or prolonged; or

      o any recovery will result in increased demand for capital equipment by the semiconductor chip manufacturing industry.

      Any downturn in the semiconductor chip manufacturing industry could reduce, or limit the growth of revenues from semiconductor chip manufacturers and OEMs, which we expect to account for an increasingly higher percentage of our sales.

Fluctuations in our quarterly financial results may cause volatility in the price of our stock.

      Given the highly cyclical nature of the markets in which we participate, we cannot reliably predict future revenue and profitability. Our quarterly financial results have become highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. The reduced level of orders for our semiconductor vacuum instrumentation products, resulting from the continued downturn in the semiconductor chip manufacturing industry, affects our financial results and may result in fluctuations between quarters. Consequently, our financial results may fall below the expectations of analysts and investors. In those circumstances where our financial results fall below the expectations of analysts and investors, we may experience volatility in the price of our stock.

The loss of sales to our major customers would likely have a material adverse effect on us.

      Our largest customers in 2002, Pfeiffer Vacuum and various entities related to Unaxis, including Leybold Vacuum, accounted for an aggregate of approximately 31% of our net sales. The loss of a major customer or any reduction in orders by these customers, including reductions due to market or competitive conditions, would likely result in a significant decrease in revenue for an extended period of time until new or existing customer orders can make up for the reduction.

      Attempts to mitigate the adverse impact of any loss or reduction of orders through the rapid addition of new customers could be difficult. This difficulty occurs because prospective customers typically require lengthy qualification periods to test and evaluate new products prior to placing significant orders with a new supplier. Our future success will continue to depend upon:

      o     our ability to maintain relationships with existing key customers;

      o     our ability to attract new customers;

      o our ability to provide products and services that meet the needs and expectations of our customers; and

      o the success of our OEM customers in creating demand for manufacturing systems which incorporate our products.

Some of our customers compete, or may in the future compete, with Unaxis, and to the extent that we are perceived to be controlled by, or under common control with, Unaxis, we may lose their business.

      Some of our customers compete, or may in the future compete, with our principal shareholder, Unaxis. Unaxis currently owns 19.51% of our shares, and one Unaxis officer serves on our board of directors. Additionally, Unaxis has agreed to provide certain general and administrative services on a continuing basis. Since Unaxis has agreed to provide these general and administrative services, some of our customers may perceive us to be closely affiliated with Unaxis. To the extent that any of these customers may compete with Unaxis, they may choose to discontinue buying our products for competitive or other business reasons, resulting in a reduction in our revenues.

Our future growth and competitiveness depend upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance.

      The markets in which we sell our products, including the semiconductor manufacturing and equipment markets, are characterized by rapidly changing technology, evolving industry standards and practices, frequent new product and service introductions and enhancements, pricing pressure and changing customer demands. Our future growth will depend, in part, on our ability to adapt to rapidly changing technology and our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements in a timely and cost-efficient manner. We cannot assure you the introduction of new products and product enhancements will gain market acceptance. For example, product development efforts focused on the semiconductor market include the addition and enhancement of products for process control, in situ analysis and vacuum measurement. We cannot assure you that semiconductor device and semiconductor manufacturing equipment manufacturers will accept these products. We may also experience difficulties or delays in our development efforts with respect to these and other products.

      Additionally, products or technologies developed by our competitors may render our products or technologies obsolete or noncompetitive. A fundamental shift away from vacuum technology in the semiconductor chip manufacturing market could render our product offerings obsolete and significantly reduce our revenues and the value of our shares or ADSs.

Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products.

      The long-term business outlook for the semiconductor industry indicates a migration toward fab-less semiconductor companies and the use of semiconductor foundries due to the substantial expense of building or expanding a semiconductor fabrication facility. This trend could shift our customer base toward large foundries that may have more pricing power. Consequently, we may experience an erosion in price in order to support this shift in customer base.

      There has been a dramatic consolidation within the semiconductor industry to reduce the number of suppliers and leverage the synergies between consolidated companies. The consolidation within the industry could affect the demand and competition for our products.

The markets for our products are highly competitive. The high degree of competition may result in reduced selling prices in addition to a decrease in market share for our products.

      We are exposed to the competitive characteristics of several diverse geographic and product markets. Competition is dependent on a variety of factors that include price, quality, functionality, brand recognition, and the effectiveness of our marketing, sales and customer service efforts. We believe the rapid identification of new product applications and the ability to supply commercial quantities of products that enable these applications are critical competitive factors. As the markets for our products expand, particularly with respect to our semiconductor vacuum instrumentation products, we expect the emergence of new competitors along with our existing competitors committing additional resources to the markets in which we participate. In particularly competitive markets, we have reduced the prices on our products in order to maintain market share. For example, our fittings and valves are especially sensitive to pricing pressure, since there is minimal technical differentiation among competitive products. Increased competition in these markets may result in further price reductions.

      Our sales and operating profit depend upon our ability to deliver products with functional specifications at prices that compete successfully with our competition, as well as our ability to manage operating costs. Some of our competitors may have larger financial, technical and marketing resources than we currently have. We cannot assure you that we will be able to compete effectively in the future.

Our failure to protect our proprietary technology relating to vacuum instrumentation may significantly impair our competitive position, which could result in a loss of revenues and profits.

      We rely, in part, on patent, trade secret, copyright and trademark law to protect our intellectual property. Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal product families. We have obtained a number of patents relating to our key product families and have filed applications for additional patents. There can be no assurance that any pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents obtained by or issued to us will provide us with competitive advantages, or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could harm our competitive position and result in lost revenue and market share.

      In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance these agreements will not be breached, that we will have adequate remedies for any breach, or that our confidential and proprietary information and technology will not be independently developed by, or become otherwise known, to third parties.

      We license technology used in our products from and to third parties. Our inability to acquire third-party licenses, or to integrate the related third-party technologies into our products, may result in delays in product developments and enhancements until equivalent technologies can be identified, licensed and integrated. We may also require new licenses, in the future, as our business expands and technology evolves. We cannot assure you these licenses will be available to us on commercially reasonable terms, if at all.

      Our commercial success depends upon our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to have infringed or misappropriated a third party's patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities using such proprietary rights. If we are required to do any of the foregoing, we cannot assure you we will be able to do so on commercially or financially favorable terms, if at all. Our inability to do any of the foregoing on commercially or financially favorable terms could have a material adverse effect on our business, prospects, financial condition and results of operations.

      Litigation may be necessary in order to enforce our patents or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement from third parties. Any such litigation could result in substantial costs coupled with the diversion of resources.

The license agreements we have entered into with respect to our ultra clean processing business contain provisions that could discourage a takeover or prevent or delay a merger that shareholders believe is favorable.

      Our rights to use the patents that are licensed to us in connection with our ultra clean processing business will terminate on a change of control of our company to which Unaxis does not consent. This could make us less attractive as a takeover candidate or reduce the price investors are willing to pay for our shares or ADSs. Consequently, this could result in the market prices of our shares and ADSs being lower than they would be without these provisions.

Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position.

      Manufacturing systems built by OEMs typically have a lifespan of five to ten years. OEMs subject components to rigorous and lengthy testing processes before incorporating them into their systems. Once an OEM has selected a vendor's equipment for a manufacturing system, the OEM generally relies, to the extent possible, upon that vendor's equipment. As a result, when another vendor's equipment is incorporated into an OEM's system, we may have difficulty convincing an OEM to incorporate our products into their manufacturing systems unless there are compelling reasons for a change, such as significant performance or cost advantages. Additionally, a semiconductor chip manufacturer who purchases a system from an OEM would typically seek replacement parts only from that OEM's supplier. Convincing this manufacturer to change suppliers would require a significant sales and marketing effort. Consequently, our success depends in large part on our ability to convince OEMs to choose our products for use in each new generation of their equipment. If we are unsuccessful in convincing OEMs to choose our products, our competitive position may be harmed.

We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth.

      Our success depends principally upon the efforts and abilities of our key managers and other employees, particularly those with knowledge and experience in semiconductor manufacturing and related industries. The loss of key employees or officers could temporarily impair our ability to effectively manage our business until new personnel are found. Our future growth and success will depend upon our ability to attract and retain highly skilled technical, financial, managerial and marketing personnel. Competition for such personnel in our industry is intense, and we cannot be certain we will be successful in attracting and retaining the appropriate personnel.

Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements.

      During periods of increased demand for semiconductor equipment, we may experience periodic delays and difficulties in receiving sufficient material from selected suppliers. These shortages may result in delays in production and delivery of our products which may limit our ability to fulfill our customers' demand.

We have significant international sales to customers outside the United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability.

      We distribute our products in many countries throughout the world. Approximately 67.8% of our net sales in 2002, approximately 71.4% of our net sales in 2001, and approximately 70.3% of our net sales in 2000 were to customers outside the United States. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. For example, the markets in Asia, one of the principal markets for our semiconductor vacuum instrumentation, experienced significant turbulence in the late 1990s. Our direct net sales to customers in the Asia-Pacific market represented approximately 22.7%, 24.4% and 26.3% of our net sales in the years ended December 31, 2002, 2001 and 2000, respectively, and we expect this percentage to increase in the future. Future downturns in these or other markets could result in reduced revenues.

      We are confronted with different legal and regulatory requirements in many jurisdictions throughout the world. These include, but are not limited to, tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries, and different regimes controlling the protection of intellectual property. Our international operations also expose us to different local business risks and challenges. For example, we must design local solutions to manage credit risks of local customers and distributors. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective within each country in which we conduct business.

Unfavorable exchange rate fluctuations may harm our results of operations.

      Our operations are conducted through subsidiaries in twelve countries. The results of operations and the financial position of these subsidiaries are reported in their local currency and translated into U.S. Dollars, at the applicable foreign currency exchange rate, when consolidating our financial statements. Exchange rate fluctuations between these foreign currencies and the U.S. Dollar may have a material adverse effect on our consolidated financial statements as reported in U.S. Dollars.

      We are also challenged with the transaction risk that results from fluctuations in exchange rates between the various currencies in which we do business. We believe a substantial portion of the transaction risk of our operations in multiple currencies is mitigated by our hedging activities, as well as the structural matching that occurs because many of our operating and financial expenses are incurred in the same currency in which the sales relating to such expenses are invoiced. This is particularly the case following the introduction of the Euro. We are nevertheless exposed to fluctuations in exchange rates between these currencies, and may need to raise our prices in response to these fluctuations, which could result in reduced sales. We cannot assure you that our operating profit will not be materially or adversely affected by large exchange rate fluctuations.

      We had losses from foreign currency transactions and foreign exchange contracts of U.S.$0.57 million, U.S.$1.03 million, and U.S.$0.14 million for the years ended December 31, 2002, 2001, and 2000, respectively.

      Additionally, our shares are quoted on the SWX Swiss Exchange in Swiss Francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared in respect to our shares will be declared in Swiss Francs. Fluctuations in the exchange rate between the Swiss Franc, Japanese Yen and other currencies, including the Euro and the U.S. Dollar, may affect, among other things, the foreign currency equivalent of the Swiss Franc value of an investment in our shares and of dividends and other distribution payments on these shares.

We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products.

      We must comply with environmental laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials. We require environmental permits to carry out some of our operations, and these permits are subject to modification and renewal by issuing authorities. If we violate these environmental laws and regulations, we may be subject to fines or be prevented from conducting some of our business activities. We do not believe that we will be required, under existing environmental laws and enforcement policies, to incur any expenditures that will adversely affect our financial condition or results of operations. However, environmental laws and enforcement policies have generally become more stringent in recent years. As a result, we cannot predict the ultimate cost of compliance with these laws.

The effect of terrorist attacks or threats on the general economy could decrease our revenues.

      On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and the Pentagon in Washington, D.C. Consequently, the U.S., along with other supportive countries, has taken active measures to combat the threat of terrorism. The current and future impact the war against terrorism may have on our suppliers and customers, the markets for their products, and the U.S. and global economies are uncertain. There may be other potential adverse effects on our operating results, as a result of the geopolitical unrest, that we cannot foresee.

Our business could be harmed if we fail to adequately capitalize on the market opportunities within the Environmental Health and Safety (EH&S) business.

      In its first full year of operations, the Environmental Health & Safety Business generated HAPSITE sales of U.S.$13.7 million. This business focused on the military and emergency response markets in order to achieve this level of sales. However, if the military's strategic approach integrates an alternative solution other than HAPSITE or if government spending is redirected from anti-terrorism efforts, the level of sales may decrease significantly. Efforts to expand the market areas and product offerings for the business are critical to the long term success of the EH&S business. Failure to appropriately, penetrate and capitalize on these additional markets or expand the product line may result in results substantially lower than current years' results. Business and strategic challenges include:

      o the definition and execution of a comprehensive product strategy into markets beyond the current market for military and emergency response;

      o the effective management of the business to address fluctuations in demand or changes in customer requirements;

      o integration of future acquisition or partnership arrangements of complementary technology or products; and

      o the effective utilization of INFICON's worldwide sales network to expand opportunities for the EH&S business;

Our business could be harmed if we fail to adequately integrate the operations of a recent acquisition

      In January 2003, we acquired the privately-held company, New Vision Systems, a leader in advanced process control (APC) for patterning processes in semiconductor manufacturing. This acquisition may negatively affect the Company's results and be dilutive to its shareholders. Our management has committed resources to integrate the operations of New Vision Systems as the Patterning Solutions group in our Process Knowledge and Control business unit. If we are unsuccessful in executing our integration strategy and projected revenue, we may not realize the anticipated benefits of the acquisition. The process of integrating the daily operations coupled with the execution of our research and development initiatives along with the business and operational aspects of the Patterning Solutions business presents a challenge to our management. Other business and strategic challenges include:

      o     defining and executing a comprehensive product integration roadmap;

      o     managing geographically remote units and personnel;

      o effectively managing the business for fluctuations in demand or changes in customer requirements;

      o managing the risks of entering markets or business areas in which we have limited or no direct experience;

      o     minimizing the loss of key employees of the acquired business; and

      o informing customers and suppliers of the effects of the acquisition and integrating this into our overall operations.

Future acquisitions could adversely affect our business.

      We continue to explore opportunities to expand or enhance our product offerings to existing customers, to new customers, and into new markets through acquisitions. The identification of an appropriate acquisition candidate involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates. If we identify an appropriate acquisition candidate, we may not be able to afford the acquisition or may be unsuccessful in doing so due to market conditions, competition, or failure to agree on terms and conditions. Other risks include the effects of the possible acquisition on the Company's business, diversion of management resources and risks associated with unanticipated problems or latent liabilities. Should the Company acquire another business, the process of integrating the acquired operations into the Company's existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available to support existing operations. If the Company pursues future acquisitions, it may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect the Company's results of operations and be dilutive to its shareholders. If the Company spends significant funds or incurs additional debt, its ability to obtain financing for working capital or other uses could be jeopardized. Additionally, the Company could become more vulnerable to economic downturns and competitive pressures depending on the acquisition.

Benefits from deferred tax asset may not be realized.

      The Company has recorded a net deferred tax asset of U.S.$39.8 million. Although the Company believes it is more likely than not that most of the deferred tax assets will be realized, a full realization of the deferred tax asset amount may not be assured. The amount of the deferred tax asset considered realizable could be reduced and negatively impact our financial results if the Company is not able to generate sufficient taxable income in future years to support the deferred tax asset.

      Risks Relating to Our Separation from Unaxis

Our historical financial information may not be representative of our results as an independent company.

      Our consolidated financial statements through December 31, 2000 have been carved out from the combined financial statements of Unaxis using the historical cost basis of assets, liabilities and operating results of the Unaxis vacuum instrumentation operations that comprise our business. Accordingly, the historical financial information included in this annual report does not necessarily reflect what our financial condition, operating results and cash flows would have been had we been a separate, stand-alone entity through December 31, 2000. Unaxis did not account for us as a separate, stand-alone entity during these periods.

      Our costs and expenses include direct expenses and an allocation from Unaxis for centralized corporate and infrastructure costs, including finance, legal, tax, information technology and human resources functions. This allocation, was not the result of an arm's-length negotiation with Unaxis, and is based on Unaxis' internal expense allocation methodology which charges these expenses to operating locations based primarily on net sales. Although we believe this allocation methodology is reasonable and allocated costs are representative of the operating expenses that would have been incurred had we operated on a stand-alone basis, our consolidated historical financial information is not necessarily indicative of what our financial condition, operating results and cash flows will be in the future. We have not made any adjustments to our historical financial statements to reflect any significant changes that will occur or have occurred in our cost structure and operations as a result of our separation from Unaxis, including the increased costs associated with being a publicly traded, independent company.

We are no longer able to rely on Unaxis to fund our future capital requirements, and financing from other sources may not be available on terms as favorable as Unaxis could obtain.

      Prior to our separation, we were part of Unaxis' integrated cash management system in which we forwarded available cash to Unaxis, and Unaxis in turn provided us with cash to support our operations. As a result of our separation from Unaxis, Unaxis may no longer provide funds to support our operational or business requirements. We cannot assure you that financing obtained from alternative sources, if required, will be available on favorable terms.

      On November 23, 2000, we obtained a working capital credit facility from Credit Suisse in a maximum amount of U.S.$30 million. We believe this credit facility provides a sufficient liquidity source to meet current and anticipated future capital requirements and business needs. However, in the future, we may require or choose to obtain additional debt or equity financing in order to finance our operations, acquisitions or other investments in our business. Future equity financing will be dilutive to the existing holders of our shares. Future debt financing could involve restrictive covenants that may limit the manner in which we conduct our business. Additionally, we may be unable to obtain debt financing on terms as favorable as those which Unaxis was able to obtain. Consequently, our cost of capital could be higher than what is reflected in our historical financial statements. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

      On February 28, 2001, the Company entered into two revolving credit facilities with HypoVereinsbank. The credit facilities include a HKD 5.5 million working capital financing arrangement and a HKD 9.25 million margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong dollars and 1% for loans in U.S. dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD 200, and upon drawing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance. The working capital financing arrangement expires on August 31, 2003 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

      On June 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement expires on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

We have significant sales to Unaxis and its affiliates.

      In 2002 and 2001, Leybold Vacuum, a division of Unaxis, accounted for approximately 11.2% and 12.5% of our net sales, respectively, and other Unaxis entities accounted for an additional 2% and 4% of our net sales, respectively. There can be no assurance that, as Unaxis reduces its ownership interest in INFICON, these companies will maintain similar levels of purchases from us. A significant decrease in sales to Leybold Vacuum would have a significant impact to our sales.

If the services we purchase from Unaxis are not sufficient to meet our needs, or if we are not able to replace these services after our agreements with Unaxis expire, we may be unable to manage critical operational functions of our business.

      Unaxis has agreed to provide services to us, including services related to financial, accounting, tax, information technology and human resources. Although Unaxis is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were a part of Unaxis, and we may not be able to obtain the same benefits. After the expiration of these various arrangements, we may not be able to replace the services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we receive from Unaxis.

It may be difficult to initiate legal proceedings or enforce judgments against us.

      We were incorporated under the laws of Switzerland and a substantial portion of our assets are located outside the United States. Consequently, it may be difficult to effect service of process on us or directors who reside in Switzerland or to enforce judgments in Switzerland based on the civil liability provisions of the securities laws of the United States. Additionally, awards of punitive damages obtained in courts in the United States may not be enforceable in Switzerland or other countries where we conduct operations.

      Risks Relating to our Shares and ADSs

Unaxis has a significant influence on our company and may make decisions that are not in the best interests of all shareholders.

      Insider control of a significant proportion of our shares could have an adverse effect on the market price of our shares and ADSs. Unaxis currently owns 19.51% of our shares. Additionally, one of our directors is an officer of Unaxis. This could present the potential for a conflict of interest with respect to areas in which we compete with Unaxis and with respect to matters related to the agreements between us and Unaxis described under "Major Shareholders and Related Party Transactions---Related Party Transactions---Agreements in Connection with our Separation from Unaxis---Agreements with Unaxis." In light of its stock ownership position and representation on our board of directors, Unaxis has significant influence on the outcome of corporate actions requiring shareholder approval, including the election of directors, the amendment of our articles of incorporation, mergers and consolidations, and sales of assets that could provide our shareholders with the opportunity to realize a premium over the prevailing market price of their shares. This influence may have the effect of delaying or preventing a change of control of INFICON, even if this change of control benefits our shareholders generally.

Future sales by Unaxis could adversely affect the market price of our shares and ADSs.

      Sales of our shares in the public market could adversely affect the market price of the shares and ADSs. All of our shares are now freely tradable in the open market except for certain shares sold to our executive officers and employees. The shares sold to our directors may now be sold after the expiration of 180-day lock-up agreements, on May 9, 2001. Up to 579,000 shares may be sold by Unaxis and certain institutional investors after the expiration of a 365-day lock-up agreement which expired on November 9, 2001. Additionally, the 33,450 shares sold to our executive officers and employees under our two equity purchase programs described below under "Directors, Senior Management and Employees---Share Ownership" were restricted from sale prior to November 9, 2002. Following the second anniversary from the date of the closing of the offering on November 9, 2002 employees who purchased shares under the discounted share purchase plan are eligible to sell their shares. The discounted share purchase plan represents 9,767 shares as of December 31, 2002.

There may not be an active trading market for our shares or ADSs.

      There may not be an active trading market for our shares or ADSs, and the market price of our shares or ADSs may decline below the current price. We issued a limited number of ADSs and there may not be a sufficient level of investor interest in the ADSs to lead to the development of a liquid trading market for the ADSs.

If you hold our ADSs, you are unable to exercise certain shareholder rights.

      An ADR holder is not treated as one of our shareholders and is unable to exercise some shareholder rights. The Bank of New York is the holder of shares underlying the ADSs. An ADR holder has those rights as set forth in a deposit agreement among us, The Bank of New York and the ADR holders, described under "Additional Information---The Rights of ADR Holders." These rights are different from those of holders of our shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADR holder must instruct The Bank of New York to vote the shares underlying the ADRs, but only if we ask The Bank of New York to ask for the ADR holder's instructions. As a result, it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADRs.

Item 4. Information on the Company

A. History and Development of the Company.

      INFICON Holding AG (commercial name: "INFICON") was incorporated on August 2, 2000. INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. Its registered office (Sitz) is located at Hintergasse 15 B, 7310 Bad Ragaz, Switzerland. The telephone number of our registered office is 41-81-300-4980. The fax number is 41-81-300-4988. Our global headquarters is at Two Technology Place, East Syracuse, New York 13057, United States. Our telephone number in the United States is 1-315-434-1100. Our address on the Internet is www.inficon.com. The information on our website is not incorporated by reference into this annual report.

      In our initial public offering on November 9, 2000, 1,736,000 INFICON shares, with a par value of CHF 10 each, directly or in the form of ADSs, were sold publicly in Switzerland and the United States and to institutional investors outside Switzerland and the United States. Of the 1,736,000 shares, 315,000 shares were sold by us and 1,421,000 shares were sold by Unaxis as selling shareholder.

      Prior to our initial public offering, our business was wholly owned by Unaxis. In order to implement our initial public offering, Unaxis restructured the corporate ownership of the businesses in its instrumentation group, and created INFICON Holding AG under the laws of Switzerland to hold the companies through which we now conduct our operations. These companies acquired from Unaxis all of the assets relating to our business.

      In 1999, Unaxis began the process of focusing its business on surface technology and information technology, including the development, manufacture and sale of highly advanced semiconductor equipment systems. Unaxis has divested, or is seeking to divest, businesses which are not consistent with this new focus. Although our business is also focused on the semiconductor sector of the information technology market, a number of our customers are manufacturers of semiconductor equipment systems who compete, or may in the future compete, with Unaxis. Unaxis' new strategic focus raised a concern that our other semiconductor equipment systems customers would be reluctant to rely on a subsidiary of a competitor as a critical supplier and as a partner in developing solutions for their manufacturing problems. Accordingly, Unaxis concluded that its investors would recognize greater value from our business if it were sold than if it were retained as part of the Unaxis group of companies.

      Unaxis currently owns 19.51% of our shares. Subject to its lock-up agreement, which expired on November 9, 2001, and general market conditions, we believe Unaxis currently intends to sell its remaining shares of INFICON. As a result, we believe our initial public offering and independence from Unaxis is viewed favorably by our customers and will help in strengthening our customer relationships.

      We also believe that, as a result of our initial public offering, we have greater flexibility in managing our operations and pursuing our business strategy in order to bring greater long-term value to our shareholders. We are able to use our shares and ADSs as consideration to acquire other companies, and our employees are able to participate in incentive plans that align their interests with the interests of our shareholders. Our initial public offering has also created a basis for investors to value our business separately from the business of Unaxis.

      Our capital expenditures amounted to U.S.$7.3 million, U.S.$5.6 million and U.S.$4.9 million, in 2002, 2001 and 2000, respectively. These amounts were used primarily for the purchase of manufacturing equipment, tooling, office computer equipment, facility maintenance and leasehold improvements. We had equipment divestitures in the amounts of U.S.$0 million, U.S.$0.71 million and U.S.$0 million, respectively in 2002, 2001 and 2000, respectively. The principal investing activities for 2002 include the building infrastructure changes for our facility in Cologne, Germany and the move to a new building for our operations in Balzers, Liechtenstein that began in the second half of 2001. We invested approximately U.S.$5.6 million, during 2002, for the move to a new building in Balzers, Liechtenstein. These capital expenditures were funded through operating cash flows.

B. Business Overview.

General

      We are a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. In 1997, Unaxis formed our business by consolidating its instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings, and to consolidate our operations and research and development efforts to improve operational efficiency in addition to supporting our strategic focus. We expect to continue our primary focus on semiconductor and related markets since we believe they are the largest and fastest growing markets for our products.

      We have five major product lines which form two business groups:

      The semiconductor vacuum instrumentation group focuses on semiconductor and related markets with products such as:

      o process knowledge and control hardware and software (including products from our former in situ analysis line), which enable semiconductor chip manufacturers to monitor and control their manufacturing processes by providing instantaneous or run-to-run feedback on the condition of the wafer and on the process and equipment parameters;

      o ultra clean processing products, which use a proprietary hydrogen plasma technology for the required cleaning of semiconductor chips and chip carriers prior to final packaging.

      The general vacuum instrumentation group serves selected industries, including refrigeration and air conditioning, automotive, emergency response markets, and government and university laboratories with products such as:

      o leak detectors, which provide verification of "leak tightness" for a diverse set of customers who are faced with increasingly stringent quality standards;

      o vacuum control products, which measure and control gas pressures during a manufacturing process;

      o chemical identification instrumentation which provides on-site detection of chemical agents and toxic materials in air, soil, and water significantly reducing the cost, time, and difficulties of laboratory testing.

      Product lines are described under the heading "Our Principal Products."

      Based upon our knowledge of our competitors and the markets we serve, we believe many of our key products maintain leading market share positions, and these leading market positions along with our competitive strengths should enable us to take advantage of expected market growth.

      The principal customers within our target markets include large manufacturers who incorporate our products into their manufacturing processes and original equipment manufacturers, or OEMs, who incorporate our products into systems they build for their customers. Additionally, we sell to several large distributors who serve diverse markets. Our customers are located primarily in the United States, Europe and Asia.

Our Competitive Advantages

      We believe that we have leading market shares in the process knowledge and control, ultra clean processing and leak detection markets, along with a strong position in the vacuum control market. We believe we can enhance our market position, growth and profitability through the following competitive advantages:

      o Market-Driven Technology and Product Innovation. Our customers operate in an environment of constant technological change. The cornerstone of our strong market position is our investment in technology and product innovation to keep pace with these technological changes. Our investment is made through internal product development coupled with the acquisition of advanced technology that complements our vacuum instrumentation portfolio. Our engineers and technical experts work directly with our customers to develop optimal solutions for their manufacturing problems. We seek to translate our knowledge of customer process requirements and our advanced technology into innovative products that improve our customers' process yield, quality, costs and profitability.

      o Global Presence and Comprehensive Customer Support. We have direct sales, application support and service centers in 12 countries around the world. This global reach is an increasingly critical success factor for a customer base that itself is increasingly multinational in scope. Large end users have factories worldwide and products sold to OEMs are often exported throughout the world. Our customers expect us to provide comprehensive service and application support to any location in which our products are used. We believe we have an excellent reputation for sales, logistic, application and service support in all important market areas of the world.

      o State-of-the-Art Enabling Technologies. We maintain major manufacturing operations in Syracuse, New York, USA; Balzers, Liechtenstein; and Cologne, Germany. Each of these manufacturing locations is highly focused on specific product lines. In the last three years, each of our three factories has installed state-of-the-art "enabling technologies" aimed at providing us with the best available manufacturing efficiency, quality and information technology to support our business.

      o Demand-based Manufacturing. We employ a demand-based manufacturing system, where products are manufactured upon receipt of an order, enabling us to manufacture products rapidly and efficiently to meet specific customer demands. Combined with an aggressive supply chain management, our demand-based manufacturing system minimizes inventory, dramatically reduces manufacturing cycle times, improves on-time delivery, lowers manufacturing costs, and improves quality.

      o Total Quality Management and ISO Registration. All of our factories were early adopters of sophisticated total quality management techniques, including extensive employee participation at all levels in team-oriented programs aimed at improving product quality and manufacturing process efficiency. All our factories were among the earliest to apply for and achieve ISO 9001 Registration. This world-recognized quality methodology mandates that companies adhere to, and document their compliance with, stringent product/process specifications.

      o Integrated Management Information Systems. We have a company-wide integrated management information system which provides us with information on our manufacturing, sales, service and accounting functions on a real-time basis.

      o Brand Recognition. As a result of our strong market position, there is considerable name recognition for the INFICON brand. Our brand equity, coupled with our reputation for high quality and comprehensive customer service, provides significant support for our introduction of new and innovative products.

      o Strong and Committed Management Team. We believe our company benefits from a cohesive and highly experienced management team. Our seven executive officers have an average of 17 years of experience with INFICON and our predecessors and originate from a variety of national backgrounds. We believe that we have the leadership we need to continue to leverage our competitive advantages in the future.

      While we believe these competitive advantages will enable us to compete favorably in our target markets, there can be no assurance we will continue to do so. We encounter substantial competition in each of our product lines from numerous competitors. Certain competitors have larger financial, technical and marketing resources than we do. Other smaller competitors are well-established in specific product niches making it difficult to break into those smaller markets. Furthermore, in some cases, semiconductor chip manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Accordingly, our success depends in part on our ability to have semiconductor chip manufacturers specify our products for use at their manufacturing facilities. We may encounter difficulties in changing established relationships of competitors with a large installed base of products at those customers' manufacturing facilities.

Our Strategy

      Our principal business objective is to exploit our core competencies in vacuum technology and process knowledge and control to increase sales, cash flow and profitability. We seek to maintain and enhance our position as a leading developer, manufacturer and supplier of vacuum instrumentation, critical sensor technologies and process control software, with an emphasis on process engineering expertise to semiconductor, thin films manufacturing, refrigeration and air conditioning, automotive, emergency response, and other selected industrial markets. In this regard, we intend to:

      o Maintain our momentum in the High-growth Semiconductor and Related Markets. We focus our sales and marketing, product development efforts and potential future acquisitions on the semiconductor and related markets, that are the largest and fastest growing markets for our products. INFICON technology solutions and process expertise directly address the most pressing cost and productivity improvements demanded by semiconductor manufacturers. Hundreds of process steps are required to create a chip and additional steps are required for advanced chips of smaller sizes and greater speed. Each step in the chip fabrication process represents an opportunity for improvement in process consistency and product yield. INFICON intersects the semiconductor industry's need to analyze, control and improve manufacturing in three critical areas: process control, photolithography, and OEM components and subsystems.

            INFICON's market-leading in situ metrology and process control products target those mission-critical and "bottleneck" processes where increased control can create large and rapid paybacks. Our in situ metrology sensors and software enable semiconductor manufacturers to monitor and control the vacuum manufacturing process directly, eliminating the need for time consuming external analysis to determine product defects and process malfunctions. The process control products acquired through New Vision Systems will address the mission-critical photolithography and associated patterning processes. The latest generation of INFICON vacuum gauge products has benefited from increased sales to semiconductor manufacturers. INFICON is establishing its reputation as a reliable supplier of value-added vacuum gauges and subsystems with performance and price advantages. We are beginning to build a major market share at all major OEMs, and believe our technological expertise and market knowledge will continue to enable us to introduce new products and increase our market share in semiconductor and related industries.

      o Invest in Technological Innovation. We continue to invest in product and process innovation in order to provide technologically advanced products to our customers. Industries whose manufacturing processes use vacuum systems, in particular the semiconductor, air conditioning and refrigeration, automotive, and thin-film coating industries, require increasingly sophisticated instrumentation. Our aggressive R&D investing in 2002 resulted in the development of new products that address the specific challenges in semiconductor manufacturing. The trend towards more expensive, larger 300mm diameter silicon wafers for manufacturing chips has necessitated more rapid fault detection with reduced reliance on test wafers. Our line of mass spectrometers and other products for in situ metrology permit customers to monitor and control the semiconductor manufacturing process within the process chamber, reducing the need for test wafers. We have also developed and will continue to develop more sophisticated leak detectors for efficiency and mobility within the semiconductor fab environment and to meet the increasing demand in the automotive industry for stringent quality in the testing of air conditioning, air bags for safety, and other sub systems. We generally seek to introduce innovative, high-margin products that will enable us to maintain profitability in a competitive market.

      o Strengthen Our Position in Core Geographic Markets. The United States and Asia are the strongest markets for the semiconductor business. These are already the largest markets for our semiconductor vacuum instrumentation products, and we have expanded our sales, distribution, and customer service and support infrastructure in these areas to meet the rising demand, including strengthening our presence in China for the expected demand from new semiconductor fabs.

      o Maintain the Strength of the INFICON Brand. We intend to continue to promote an image of quality, reliability, high performance, and innovation associated with the INFICON brand. We have developed our reputation by offering customers technologically advanced products and providing responsive customer support services. We believe our strong brand awareness, brand loyalty and reputation for superior products enhances our competitiveness and provides us with a solid foundation for future growth. We intend to maintain the efforts that have already cemented customer loyalty to the INFICON brand.

      o Enhance Our Distribution Channels to Reach Distinct Customer Bases. We have developed specialized sales forces to target our distinct customer segments. In our semiconductor and related markets, we employ a specially trained force of direct sales, service, and application support professionals. Similarly, we have a specialized group of sales distributors and representatives who concentrate exclusively on the refrigeration and air conditioning industry. In the more diffuse markets for general vacuum instrumentation, we distribute our products through vacuum pump manufacturers who have developed strong relationships with small to mid-size vacuum instrumentation users. We intend to continue to use our specialized sales forces to build strong customer relationships in our major industrial and geographic markets.

      o Continue to Improve Manufacturing Efficiency. In order to maintain the highest quality standards, we focus our internal manufacturing efforts on our core proprietary vacuum sensor and accessory technology, on the final assembly of our products, and on quality assurance. We outsource the construction of most other parts and components, including circuit boards, mechanical assemblies, and housings. This strategy enables us to focus on our key technologies that have been central to our success and on assuring the high quality of our products, while reducing the capital investments and fixed costs associated with non-core activities. In addition, we believe this manufacturing approach significantly reduces our susceptibility to periodic downturns in the volatile semiconductor market. We also use a demand-based manufacturing system to reduce inventory cycle times and production defects, in addition to our Total Quality Management Programs and ISO registration which supports our objectives of improving business practices and product quality to increase profitability.

      o Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions to strengthen our position in existing markets and to expand our international presence. We may also consider strategic acquisitions that could enhance our product offerings and technological platforms. We intend to pursue acquisition targets that we believe are consistent with our principal product focus and will add value to our shareholders in the medium to long-term.

Our Principal Products

      We develop, manufacture and supply products in two principal areas:

      o     semiconductor vacuum instrumentation; and

      o     general vacuum instrumentation.

      Our semiconductor vacuum instrumentation generally consists of technologically advanced products developed specifically for use in semiconductor and related applications. For the years ended December 31, 2002, 2001 and 2000, we estimate that approximately 36%, 39%, and 65%, respectively, of our sales in the semiconductor vacuum instrumentation segment were to semiconductor and related markets. The remaining net sales of this group were to distributors who resell our product under their own private-label brands to customers which we are unable to track, and from products originally designed for the semiconductor market which we have adapted for use in other industries. Our general vacuum instruments are versatile products which typically can be used in multiple applications. For the years ended December 31, 2002, 2001 and 2000, we estimate that approximately 5%, 10% and 14%, respectively, of our sales in the general vacuum instrumentation segment were to semiconductor and related markets.

Semiconductor Vacuum Instrumentation

      Our semiconductor vacuum instrumentation consists of two principal product lines: process knowledge and control and ultra clean processing.

Process Knowledge and Control (formerly in situ analysis)

      Our process knowledge and control hardware and software are used in front-end chip manufacturing to provide process verification and control, including run-to-run control of key process parameters for process optimization and immediate and automatic feedback to the process equipment or a process engineer on any faults detected and their probable cause. Net sales from our process knowledge and control business for the years ended December 31, 2002, 2001 and 2000, were U.S.$30.7 million, U.S.$43.6 million and U.S.$54.2 million, respectively.

      As the cost of wafers increases and the complexity of the manufacturing processes reduces the acceptable windows of process operation, the requirement for faster parameter modifications in response to inevitable process changes and for immediate fault detection becomes more critical. We believe the industry will conduct more and more of these analyses in the process chamber itself using in situ metrology and adopt automatic process control, leading to growth in the market for our process knowledge and control products. The Semiconductor Industry Association's National Technology Roadmap for Semiconductor Manufacturing supports this expectation.

      Products. Our process knowledge and control product offerings include the following:

      In Situ Metrology Sensors

            o Gas Analyzers. Our gas analyzers are well-established in the semiconductor market as diagnostic tools to aid process engineers in determining the source of contaminant gases. They also find use in continuously monitoring the manufacturing process for the presence of contaminant gases and for verifying the presence of desired process gases. Our gas analyzers use mass spectrometer technology. Our products include a photoresist detector designed to stop a physical vapor deposition process if a wafer is contaminated with photoresist.

            o Particle Detectors. Our Stiletto particle detector is a breakthrough in situ sensor that finds yield-limiting contamination in real time on every wafer with scanning-laser sensitivity and accuracy. Its submicron sensitivity detects particles which can destroy the performance of the chip.

            o Composer. The Composer, based on acoustic resonance technology, monitors and controls the reactant feedgas to ensure that the gas concentration is constant. The Composer is applied most frequently in metal organic chemical vapor deposition applications.

            o OES1200. The OES1200 is an optical emission spectrometer which is used to determine the end-point of etch processes. This product's design allows customers to determine the end point in the most difficult etch processes.

            o Thin Film Deposition Controllers. Our thin film deposition controllers determine the thickness of a material deposited in a batch evaporation process. Although these processes are less common in semiconductor processing today, they are still used for very specific applications. They are used more frequently in the optical industry, including both high-precision, scientific optics and consumer optics. Recently, they have found use in the manufacture of organic electroluminescent displays.

      Sensor Integration and Analysis Software

            o FabGuard. The FabGuard software takes data from the in situ sensors, integrates that data with data from the process equipment itself, and condenses and analyzes it to provide the process engineer with actionable information. Alternatively, the engineer can choose to have FabGuard automatically send control commands directly to the process equipment. The software is typically sold in conjunction with our process knowledge and control sensor products or separately as an upgrade for use with the products.

      To address the broader, non-semiconductor market for gas analysis, we adapt and package our mass spectrometers for distribution through Pfeiffer Vacuum, a vacuum pump manufacturer. Thus, we leverage our product development efforts and technology without diminishing our direct sales force's focus on the semiconductor and related markets.

      Because the semiconductor market is in a constant state of technological change, we concentrate key resources on understanding our customers' processes so that we can better support our customers, embody that knowledge in our software offerings, and define the right hardware and software products for future process needs. We must continually innovate and produce both next-generation products and new products for evolving applications. Our internal development is twofold: (1) adapting our hardware technologies for changing applications and (2) increasing our emphasis on software development. In addition, we remain alert to new technology acquisitions that would enhance our offering of process knowledge and control sensors and software capability.

Ultra Clean Processing

      The final stage of semiconductor processing is packaging. The individual semiconductor chip that has been manufactured in the front-end process must be attached and electrically connected to a chip carrier in the back-end process.

      A chip carrier provides the leads through which a chip communicates with the outside world. Chip carriers also mount individual chips during the assembly process. The final step in the back-end manufacturing process is to encapsulate the assembled chip carrier with the attached semiconductor chip in a molded plastic package. It is this finished product which is installed into electronic devices, such as personal computers.

      Semiconductor chips are attached to their chip carriers and packages with a high number of very fine leads. The latest generation packages for high performance chips include a variety of designs, such as plastic ball grid array, flip chips and chip scale packaging. Any contaminants on the chip, wires, lead frame or plastic package can cause the finished product to fail.

      Our ultra clean processing product is designed for damage-free cleaning of these critical and sensitive surfaces without the use of toxic substances. Net sales from this product line for the years ended December 31, 2002, 2001 and 2000 were U.S.$1.2 million, U.S.$1.9 million and U.S.$11.8 million, respectively.

      Products. Our ultra clean processing products use sophisticated electrically charged gas technology (plasma), which cleans chips and chip carriers by chemical reactions that occur on the surfaces of the chips and chip carriers, rather than by physical abrasion, which is more likely to damage the sensitive leads. This patented technique has proven particularly useful for cleaning chips which are intended for mobile communications, because they are extremely small and sensitive to damage from an abrasive cleaning process. In addition, our ultra clean processing products do not use any toxic substances which could harm personnel or the environment.

      The largest application of our ultra clean processing products is in plastic ball grid array packaging, which is an advanced technology for chips used in wireless communications like mobile phones, personal digital assistants, and laptop commuters. We are optimistic about the future for this product line, not only because of the long-term growth prospects for portable electronics, but also because of the introduction of new copper interconnect technology in semiconductor manufacturing. We believe the migration to copper interconnects over the next several years has the potential to drive our Ultra clean processing from a niche application to a mainstream semiconductor process.

      Semiconductor Vacuum Instrumentation Products

      Our customers for process knowledge and control include semiconductor chip manufacturers, such as IBM, Motorola and Samsung; OEMs such as Applied Materials, Tokyo Electron and Novellus; optics manufacturers or optical coating OEMs which use our thin film deposition controllers, such as Zeiss and Anelva; and a private label distributor, Pfeiffer Vacuum. Semiconductor chip manufacturers constitute the larger part of the market. Geographically, the semiconductor market is concentrated in Asia and the United States.

      The market for our ultra clean processing products is highly concentrated with a small number of customers. Geographically, the market is concentrated in Asia. Our customers for ultra clean processing include ASAT, NS , SPIL and ST Microelectronics. Ultra clean processing is sold only to the semiconductor industry and is targeted at the back-end of semiconductor manufacturing. Ultra clean processing was our fastest growing business in 2000, but like all semiconductor backend products, it had a major contraction in 2002 and 2001. Semiconductor manufacturers made low levels of capital investment in 2002 and 2001, and only for new package types.

      General Vacuum Instrumentation

      We have three product lines which serve general vacuum applications: leak detection, vacuum control, and environmental health & safety.

      Leak Detection

      Our leak detection products are used for a wide variety of purposes in numerous industries. They are used in vacuum applications, for example, to confirm the integrity of a vacuum chamber, and in the maintenance of gas lines, which must be airtight. We offer two families of leak detectors: helium leak detectors and refrigerant leak detectors.

      Helium leak detectors are used by manufacturers for quality control in a broad range of applications. They are used primarily to test the integrity of a container, whether it is a vacuum chamber or a pressurized container. The central element of any leak detector is a sensor which is designed to detect the presence of a certain gas. Helium is an ideal gas for use in leak detection because (1) helium atoms are very small and can seep through the tiniest cracks in a chamber and (2) helium is not commonly found in the atmosphere, so the likelihood of false readings is reduced. A typical helium leak detection process involves pressurizing a container with helium, sealing the container and using sensors to detect if any helium leaks out. Another technique is to evacuate the container, expose it to a helium environment and use the sensors to detect the presence of helium inside the container. Our helium leak detection products perform both of these functions and range in size from portable to large cabinet-sized units.

      Refrigerant leak detectors have sensors that can detect a range of refrigerant gases. Refrigerant leak detectors are often used in conjunction with helium leak detectors. For example, manufacturers of refrigeration systems will initially test a refrigeration coil with a helium leak detector to ensure that the chamber is leak-free. Later in the manufacturing process, the coil is filled with refrigerant, resealed and then tested with a refrigerant leak detector to assure integrity of the final seal. Our refrigerant leak detection products range in size from large units which are used in assembly lines to small, hand-held units that are used by air conditioning repairmen.

      Net sales for our leak detection business for the years ended December 31, 2002, 2001 and 2000 were U.S.$47.4 million, U.S.$55.3 million and U.S.$53.9 million, respectively.

      Products. Our most important leak detector products include the following:

      Helium Leak Detectors

            o UL1000 Fab. Designed as a mobile leak detection tool, the UL1000 Fab is highly maneuverable for leak detection efficiency and mobility within the fab environment. It provides an extremely fast leak rate response across all measurement ranges.

            o UL500. The UL500 is our cabinet-sized model which provides fast leak detection capability for very large vacuum chambers. It is widely used in the semiconductor industry to perform leak detection tests on high volume chambers, especially by equipment manufacturers.

            o UL200 family. The UL200 family of leak detectors consists of portable helium leak detectors which provide flexibility and speed for our customers in a wide range of industries. They are typically used for leak tests on smaller parts and for maintenance purposes. Their ease of use and high quality performance have contributed to their widespread use.

            o Protec. The Protec leak detector is often used in the automotive and refrigeration and air conditioning industries to test the integrity of a system before it is charged with refrigerant. This quality control measure helps manufacturers ensure that resources are not wasted by charging faulty systems with refrigerant.

            o LDS1000. The LDS1000 is designed for OEMs to incorporate into the larger leak test systems they build.

      Refrigerant Leak Detectors

            o Ecotec II. The Ecotec II is used in assembly lines in the automotive and refrigeration and air conditioning industries. The Ecotec II can differentiate among refrigerants and is used to perform a final quality control test on systems after they are charged.

            o HLD5000. Introduced in 2001, the HLD5000 is used for quality testing in the manufacture of refrigerated systems. Its unique functionality will improve productivity on the assembly line and reduce the cost of ownership.

            o D-Tek family. The D-Tek family of leak detectors consists of hand-held units which are used by field service technicians in the refrigeration and air conditioning and automotive industries.

      We plan to continue to develop new leak detection products to expand the range of leak detection applications and to serve our existing customers' changing needs. For example, we developed the Contura Z. This leak detector was designed for the food packaging industry.

      Markets. Our largest markets for leak detectors are the refrigeration and air conditioning, automotive and semiconductor markets. In the refrigeration and air conditioning market, our key customers include Carrier, Whirlpool and York International. In the automotive market, our customers include DaimlerChrysler, Delphi Automotive Systems and Eaton Aeroquip. Our leak detector customers in the semiconductor industry include

Applied Materials, IBM and LAM Research. The users of our D-Tek leak detectors are service technicians whom we reach through third-party distributors. In addition, we serve other markets that require sensitive leak detection, such as power plants, airplane manufacturers, printer manufacturers, petroleum companies, and research and development institutes.

      The market for leak detectors is global. We believe that we are a strong leader in the European market and that we are well established in the United States and South America. We also plan to continue expanding our presence in the Asian market for leak detectors. We are a recognized provider of leak detectors to the Chinese refrigeration and air conditioning market, and we intend to use our Singapore office to pursue opportunities in countries such as Thailand, Malaysia, the Philippines, and Indonesia.

      Vacuum Control

      Our vacuum control products include gauges, valves, and fittings. Gauges enable our customers to monitor gas pressures during various stages of the manufacturing process. Gauges vary widely in design depending on the pressure range and the application. Valves, which control gas flow, and fittings, which are used to connect components to a vacuum chamber, are used in all vacuum systems.

      Net sales generated by our vacuum control products for the years ended December 31, 2002, 2001 and 2000 were U.S.$38.4 million, U.S.$43.3 million and U.S.$50.2 million, respectively.

      Products. Our principal vacuum control products include the following:

            o Capacitance Diaphragm Gauge. Capacitance diaphragm gauges are used in a wide variety of applications to provide precise pressure measurement within a narrow pressure range. Our SKY capacitance diaphragm gauge features a ceramic diaphragm which provides higher accuracy, stability, longer life and greater resistance to corrosive gases than conventional metal diaphragms. These benefits are possible because ceramic has significant advantages over metal, such as better thermal and chemical characteristics and less propensity to fatigue.

            o Bayard Alpert and Penning Gauges. These high-vacuum gauges provide reliable pressure measurement in a wide range of industries including optical coating, space simulation, and heat-treating, as well as semiconductor manufacturing processes. Our transmitter gauges are particularly well suited for incorporation in OEM vacuum systems because they function as "smart sensors" requiring no additional controllers.

            o Pirani Gauge. Our Pirani gauge is the most cost-effective product we offer to measure moderate vacuum ranges directly or as part of a pumping system in applications such as thin film coating, analytical instrumentation, or research and development.

            o Combination Gauges. Our combination gauges integrate a low-vacuum gauge, a high-vacuum gauge and an electronic controller into one compact measuring device. These innovative gauges enable customers to replace two conventional gauges and a controller with one combination gauge to provide a cost-effective way to measure a wide range of pressures. We expanded our range of combination gauges in 2002 with a new Pirani/Capacitance Combination Gauge, targeted for semiconductor and thin film coating applications.

            o Valves and Fittings. We offer a wide range of valves and fittings for a variety of vacuum applications. We also started to market and manufacture custom heated valves and fittings, especially made for the etch exhaust lines of semiconductor manufacturing equipment.

            o Gas Dosing Controller. Our gas-dosing controller has two different valves that act as a complete, integrated upstream control system for a variety of vacuum applications. This device has been specifically designed to control pressure by communicating with all our gauges. We believe that the option of buying the combination of a gauge, a valve, and a controller from one supplier is attractive to our customers because it reduces complexity and cost.

      Markets. Gauges, valves and fittings are used in all vacuum applications in a range of industries. We focus on serving OEMs and manufacturers of vacuum pumps. The market for valves and fittings is characterized by high price competition, low barriers to entry, and less technical differentiation among competing products. The target customers of our gauges, valves, and fittings products fall into three general categories:

            o Manufacturers of vacuum pumps, who distribute our products under their own private-label brands to small-end users with industrial, analytical instrumentation and research and development applications. Our private-label customers typically require a wide array of our products to fit into their lines of vacuum pumps. Our largest customers in this category are Leybold Vacuum and Pfeiffer Vacuum.

            o Large OEMs, including semiconductor and non-semiconductor coating equipment manufacturers. Our large OEM customers generally use large quantities of products specifically geared toward their applications. Our largest customers in this market segment are Applied Films and Unaxis. We have also received orders for our gauges from Applied Materials, Novellus and TEL, and we intend to continue our efforts to increase sales to large OEM customers.

            o     Large end-users who purchase replacement parts.

      The fastest growing market for vacuum control is the semiconductor market, and we believe that the demand for the products sold to this market, such as capacitance diaphragm gauges, will grow significantly. Growth in other market segments may be limited because of price competition and trends toward the use of combination gauges to replace multiple stand-alone gauges. We intend to pursue growth in this product line by focusing our sales efforts on the semiconductor industry and intensifying our sales efforts in the United States and Asia.

Environmental Health & Safety

      Our Environmental Health & Safety product line features a field-portable chemical identification system called HAPSITE(R) that is used in emergency response and military applications for immediate, on-site detection of chemical agents and toxic materials. The technology for HAPSITE draws heavily on the same vacuum sensor expertise that has made INFICON the market leader in semiconductor gas analysis, thus leveraging our knowledge of vacuum technology in less volatile markets. In these applications, the technology is directed at quickly obtaining critical data for decision-making in emergency situations or for environmental applications, such as hazardous waste site analysis and remediation. Net sales for our Environmental Health & Safety product line for the years ended December 31, 2002 and 2001 were U.S.$13.7 million and U.S.$2.6 million, respectively.

      Products. The products consist of the basic GC/MS and key accessories:

      o HAPSITE - Chemical Identification System. HAPSITE is a laboratory grade, field-portable gas chromatograph/mass spectrometer (GC/MS) for easy and dependable on-site analysis of volatile organic compounds (VOCs). Battery powered, lightweight, and weatherproof, HAPSITE can speciate and quantify VOCs in minutes, significantly reducing the cost, time, and difficulties of testing for toxic chemicals in air, soil, and water. It allows the user to obtain field information within minutes, instead of days or weeks with competing methods and instruments.

      o Vacuum Pumping System. (Service Module) This is a vacuum pumping system, power supply, and battery charger that supports the HAPSITE in a fixed-station mode. When the HAPSITE and Service Module are paired together, they offer the capabilities of a complete laboratory GC/MS in less than half the space.

      o Water and Soil Sampling System. (Headspace) This accessory instrument allows the HAPSITE to detect and identify VOCs which may be present in water or soil samples. It can be operated in the same field environments as the HAPSITE or set up in a fixed site.

      Markets. GC/MS is a relatively mature analytical approach to the detection and identification of organic compounds. However, up until the development of HAPSITE, the analytical procedure required that samples be obtained in the field and transported to the laboratory for characterization. As noted, this procedure takes anywhere from hours to weeks for the results to be delivered to the customer. HAPSITE allows this analysis to be totally completed, on site, within 15 minutes. The results which have been judged by the Environmental Protection Agency (EPA) to be equivalent to the laboratory results.

      This product has been sold into the following market areas:

      o Military and Emergency Response. This is by far the largest market segment for the HAPSITE product at the present time. The single largest customer is the U.S. National Guard Bureau which has units deployed throughout the U.S. as part of the homeland defense initiative. Other U.S. and Allied military and governmental agencies are also key customers. Fire Departments, usually "first responders" in the case of chemical spills and other environmental accidents, are also important customers in this application.

      o Industrial Hygiene. This market area relates to industrial safety programs which are concerned with employee and/or personnel safety. Recent improvements in the capability of the HAPSITE to detect and identify VOCs in the industrial setting make this a target market for the next few years.

      o Chemical Processing. Areas of chemical plants require different monitoring and testing procedures to ensure continued safety. While certain monitoring technologies have been available for some time, the HAPSITE offers enhanced detection capabilities which can be used to describe the size of any chemical spill or release and help ensure worker safety.

      o Environmental Protection. We expect that enforcement of the clean air act in the U.S. and similar laws in other countries will be natural drivers for utilization of the HAPSITE. Some sales have already been made into this market.

      For a breakdown of our total net sales by segments and by geographic market, please see "Operating and Financial Review and Prospects---Results of Operations."

Sales and Marketing

      We sell our semiconductor vacuum instrumentation products primarily through our direct sales force, which is critical to our strategy of maintaining close relationships with semiconductor chip manufacturers and OEMs. We have direct sales organizations in China, France, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. We sell our general vacuum instrumentation products primarily through the vacuum pump sales forces of our distributors. We also have sales representatives and agents who sell our leak detectors in other countries, such as Argentina, Brazil, Canada, Denmark, Israel and Mexico. For the years ended December 31, 2002 and 2001 , approximately 53% and 58%, respectively, of our sales were through our direct sales force and approximately 47% and 42%, respectively, were to distributors and agents.

      The following table shows where we direct our worldwide operations for each product line:

Product Line                                          Location
------------                                          --------
Process Knowledge and Control.................        Syracuse, New York, USA
Ultra Clean Processing........................        Balzers, Liechtenstein
Leak Detection................................        Cologne, Germany
Vacuum Control................................        Balzers, Liechtenstein
Environmental Health & Safety.................        Syracuse, New York, USA

      Our largest customer, Pfeiffer Vacuum, accounted for 18%, 17% and 14% of total net sales in 2002, 2001 and 2000, respectively. Our next largest customer is Unaxis. Leybold Vacuum, a division of Unaxis, accounted for 11%, 12.5% and 9% of total sales in 2002, 2001 and 2000, respectively. Various other Unaxis entities accounted for 2%, 4% and 7% of total net sales in 2002, 2001 and 2000, respectively. The next six largest customers accounted in the aggregate for 13%, 12% and 15% of total net sales in 2002, 2001 and 2000, respectively.

Customer Service and Support

      We believe that a strong customer service and support infrastructure is critical to maintaining the long-term customer relationships that are critical to our success. Customer service and support covers such varied functions as installation, training, on-site or telephone applications advice including data interpretation, field repair and maintenance, and factory repairs. The functional lines between service/repair, technical support, sales, and marketing are blurred because all customer contact people strive to meet the demands of our customers. Some forms of support are included in the price of the product; others are paid based on a service contract or a one-time arrangement. The nature of the product, the application, and the marketing concept determine the particular approach used.

      Because we address global markets, our customer service and support is also global. We have personnel located in China, France, Finland, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. In addition, many of our distributors also provide customer service and support.

Research and Development

      We firmly believe that market-driven innovation is the key to success in our fast-moving industry. We invest heavily in product research and development, particularly in the semiconductor vacuum instrumentation segment. We also pursue technology acquisitions in the semiconductor and related markets when appropriate. Our research and development staff works closely with our marketing personnel and our customers to establish product innovation projects and goals. We strive to minimize the time-to-market of our innovations, and are committed to developing and maintaining strong proprietary positions through patents and other intellectual property rights.

      For the years ended December 31, 2002, 2001 and 2000, our research and development expenditures were U.S.$16.9 million, U.S.$12.4 million and U.S.$11.0 million, respectively, which represented approximately 12.9 % and 8.6% and 6.5% of net sales, respectively.

Patents and Other Intellectual Property Rights

      We rely on a combination of patent, trademark, copyright, and trade secret protection, as well as license arrangements, in the United States and in other countries, to establish and protect our proprietary rights in our products and our business. Although our intellectual property is important to our business, we are not substantially dependent on any single patent, trademark, copyright, or trade secret.

      We have over 120 patents and patent applications. We intend to file additional applications as we deem appropriate. We also own over 50 trademarks and trademark applications. In addition, we have copyrights related to our business, including copyrights in computer software.

      We have entered into intellectual property license agreements with Unaxis entities as part of the reorganization. Under these license agreements, the Unaxis entities license certain intellectual property rights to us, and we license certain intellectual property rights to the Unaxis entities. See "Major Shareholders and Related Party Transactions---Related Party Transactions---Agreements in Connection with our Separation from Unaxis---Intellectual Property Assignment and License Agreements" for a description of these license agreements.

      In addition to patent, trademark, and copyright protections, we rely on trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees and contractors, pursuant to which they agree to maintain the confidentiality of all our proprietary information and to assign to us all inventions made while in our employ.

      We cannot assure you that any of our pending patent or trademark applications will be granted, that we will develop additional proprietary technology, or that any of our proprietary technology will provide us with competitive advantages. Moreover, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technologies. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

      Finally, there has been substantial litigation regarding patent and other intellectual property rights in our industries. In the future, we may be a party to litigation to protect our intellectual property or to respond to allegations that we infringe third-party intellectual property rights. An assertion that our products infringe third-party proprietary rights would force us to defend ourselves against the alleged infringement. If we are unsuccessful in any intellectual property litigation, then we may be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time-consuming, expensive and would divert management time and attention. Any of the foregoing results could have a material adverse effect on our business, prospects, financial condition or results of operations.

Manufacturing, Source of Supply and Quality Control

      We concentrate our in-house operations on the manufacture of our core proprietary vacuum sensor technology and the final assembly of our products in order to assure the highest quality standards. We outsource all "non-core" manufacturing, such as printed circuit boards, mechanical assemblies and housings. This practice allows us to concentrate on those areas that are key success factors, while reducing our investment and fixed costs associated with non-core activities. In this manner, we strive to reduce our cost vulnerability in periodic downturns associated with the high-growth, but volatile, semiconductor market.

      Manufacturing is conducted primarily in three locations: Syracuse, New York United States; Cologne, Germany; and Balzers, Liechtenstein. We employ a demand-based manufacturing system to reduce our inventory, cycle times and defects. Additionally our quality management and ISO registration programs stress team-driven, continuous improvement and comprehensive documentation of process and product specifications.

      Suppliers are certified to meet our standards for quality, delivery, and financial stability. In a few instances, we have sole-source relationships with suppliers.

Competition

      The markets for our products are highly competitive. In all our markets, we compete primarily on the basis of the following factors:

      o     performance and features;

      o     quality and reliability;

      o     on-time delivery;

      o     price;

      o     range of products;

      o     historical customer relationships;

      o     applications expertise;

      o     manufacturing capacity; and

      o     customer service and support.

      With respect to our semiconductor vacuum instrumentation, the most important competitive factors are performance and features, applications expertise and historical customer relationships. With respect to our general vacuum instrumentation, the most important competitive factors are performance and features, price, customer service and support, and manufacturing capacity.

      In some instances, especially with respect to vacuum control, our success depends to a large extent on our ability to convince OEMs to use our products in the manufacturing systems that they produce. Manufacturers are generally hesitant to substitute brands when replacing parts on their manufacturing systems without time-consuming evaluations. As a result, the company whose vacuum components are specified into a manufacturing system at the time of initial system design enjoys great potential for subsequent sales of replacement parts.

      We encounter substantial competition in each of our product lines from numerous competitors, although there is no one competitor that competes with us across all our product lines. Our major competitors in the process knowledge and control market are Brooks Automation, MKS Instruments, and ULVAC Technologies. Our major competitors in the ultra clean processing market are E&R Engineering, March Instruments and TePla. Our major competitors in the leak detection market are Alcatel, Varian and Ulvac. Our major competitors in the vacuum measurement market are BOC Edwards, Helix Technologies, Millipore and MKS Instruments. Our major competitors in the vacuum components market are BOC Edwards, MDC, Nor-Cal Products, Varian and VAT. Our assessments of our competitive position have been derived by comparing our sales to our estimates of our competitors' sales as well as general market conditions.

Seasonality

      Our net sales and results of operations are seasonally affected by the summer vacations of our suppliers' and customers' employees. Additionally, our refrigerant leak detection products, which comprise approximately 6 - 7% of annual sales, are seasonally affected by a larger percentage of sales occurring during the initial six months of the year. As a result, our net sales and results of operations are usually lower in the third and fourth quarter of each calendar year. This seasonality causes our operating results to vary from quarter to quarter.

Sources and Availability of Raw Materials

      It has been our experience that the raw materials used for our products are generally readily available at relatively stable prices. Any scarcity in raw materials used for our products has always been limited to a very small portion thereof and has never had a material adverse effect on our business or financial condition.

C. Organizational Structure.

      INFICON Holding AG is the parent company of the INFICON group which operates from 12 countries and consists of a parent company, four manufacturing companies, seven sales subsidiaries, and a management company located in Bad Ragaz, Switzerland which performs administrative, inter-company financing, and intellectual property management functions. The organizational structure of the INFICON group is as follows:

                             [ORGANIZATIONAL CHART]

                               INFICON HOLDING AG
                                    Bad Ragaz
                                   Switzerland
                                 Parent Company

INFICON     INFICON   INFICON, Ltd.  INFICON AG.  INFICON GmbH   INFICON Inc.
Aaland, Ab  S.A.R.L        UK          Balzers      Bad Ragaz      Syracuse,
Mfg Company  France       Sales     Liechtenstein  Switzerland        NY
             Sales                    Mfg Company  Mgmt Company   Mfg Company

                                                  INFICON GmbH
                                                     Cologne
                                                   Mfg Company

INFICON Co. Ltd.   INFICON Ltd. INFICON Ltd. INFICON Ltd. INFICON Ltd.
      Japan           Korea      Hong Kong    Singapore     Taiwan
      Sales           Sales        Sales        Sales        Sales


                                                            Ownership
      Subsidiary Name              Location                 Percentage
      ---------------              --------                 ----------

      INFICON Inc................  United States of            100%
                                   America
      INFICON AG.................  Liechtenstein               100%
      INFICON GmbH...............  Germany                     100%
      INFICON GmbH...............  Switzerland                 99.5%
      INFICON Aaland Ab..........  Finland                     100%
      INFICON Ltd................  United Kingdom              100%
      INFICON S.A.R.L............  France                      100%
      INFICON Co., Ltd...........  Japan                       100%
      INFICON Ltd................  Taiwan                      100%
      INFICON Ltd................  Korea                       100%
      INFICON Pte. Ltd...........  Singapore                 99.99%
      INFICON Ltd................  Hong Kong                 99.96%

D. Property, Plants and Equipment.

      Our global headquarters is located in Syracuse, New York, USA, and our manufacturing facilities include the following:

                                        Owned or    Expiration       Size
Location of Facility ..............      Leased      of Lease      (sq.ft.) (1)       Primary Products
                                         ------      --------      -------------      ----------------
Syracuse, New York, USA ...........      Owned          N/A          150,000          Process Knowledge and Control

Balzers, Liechtenstein (2) ........      Leased        2014          200,000          Environmental Health & Safety
                                                                                      Vacuum Control

Cologne, Germany (3) ..............      Leased        2010           50,000          Ultra Clean Processing

Mariehamn, Finland ................      Leased        2003           15,000          Leak Detection
                                                                                      Vacuum Measurement

(1) This figure includes gross space, i.e., including traffic and utility areas.

(2)   We relocated our operations to a new facility in 2002.

(3) We relocated a part of our operations to other buildings within the same building complex in 2002.

Item 5. Operating and Financial Review and Prospects

      You should read the following discussion together with the rest of the annual report, including our consolidated financial statements and related notes. The results described below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements, due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this annual report.

Overview

      We are a leading developer, manufacturer and supplier of vacuum instrumentation and critical sensor technologies to the semiconductor and related markets, as well as other industries worldwide. Up until the public offering in November 2000, our business was wholly owned by Unaxis Holding AG. Historically, our products have been designed for customers in diverse industries. In 1997, Unaxis formed an instrumentation group by bringing its Balzers, Leybold, and INFICON instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings, and to consolidate our operations and research and development efforts to operate more efficiently and support our focus. The consolidation, which was completed in mid-1999, allowed us to reduce our personnel costs and other manufacturing overheads and achieve economies of scale. We are continuing to enhance our presence in the semiconductor and related markets, because we believe they are the largest and fastest growing markets for our products.

      We operate in two business segments: the semiconductor vacuum instrumentation segment and the general vacuum instrumentation segment. We have two major product lines that we include in the semiconductor vacuum instrumentation segment: our process knowledge and control and ultra clean processing product lines. The products we sell in our semiconductor vacuum instrumentation segment are technologically advanced products, which were developed for use in various semiconductor-manufacturing applications. Although we sell some of these products outside of the semiconductor market, our general level of sales of these products is sensitive to the cyclical fluctuations of the semiconductor equipment market, which is generally more volatile than the semiconductor chip manufacturing market. For the years 2002, 2001 and 2000, we estimate that approximately 36%, 39% and 65%, respectively, of our sales in this segment were to semiconductor and related markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs. While the semiconductor chip manufacturing market has been highly cyclical, it has shown improvement during 1999 and 2000. This has resulted in increased demand for our products. As a result the revenue growth of our semiconductor instrumentation segment during 2000 has been greater than the growth rate of our general vacuum instrumentation segment. Although the semiconductor chip manufacturing industry recovered in late 1999 and 2000, the industry entered another downturn in 2001 which contributed to a 15.2% decrease in net sales from 2000. The downturn continued throughout 2002 resulting in a 8.8% decrease in net sales from 2001.

      Our general vacuum instrumentation segment consists of versatile products which are suitable for multiple applications in manufacturing and industrial markets. Our products in this segment fall into two product lines: our leak detection and our vacuum control product lines. These products are used in many markets, including air conditioning, refrigeration, automotive, environmental testing, and semiconductor manufacturing. For the years 2002, 2001 and 2000, we estimate that approximately 5%, 10% and 14%, respectively, of our sales in this segment were to semiconductor and related markets. We anticipate that the percentage of our sales in this segment to the semiconductor industry will increase in future years as our vacuum gauges become more widely used in the semiconductor industry.

      We are subject to risks common to companies in the semiconductor industry, including the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by our competitors of new technological innovations, dependence on key personnel, and the protection of proprietary technology. Our general vacuum instrumentation segment sells to diverse markets and, accordingly, we believe that it is less susceptible to the risks associated with the semiconductor or any other single market, but is susceptible to the performance of the economy as a whole. For more information on the risks of our business, see "Risk Factors."

      In April 2000, Unaxis announced that it was restructuring its operations to focus on building its core information technology business and would divest a number of other businesses for strategic portfolio streamlining purposes. In order to implement the divestiture of INFICON through an initial public offering, Unaxis formed INFICON Holding AG under the laws of Switzerland to hold the companies through which we now conduct our operations. These companies acquired substantially all of the assets relating to our business from various divisions and subsidiaries of Unaxis in the third and fourth quarter of 2000. Our consolidated financial statements included in this prospectus reflect Unaxis' historical cost basis in our assets and liabilities.

      We generally recognize revenue (i.e., net sales) and accrue for anticipated returns, warranty costs, and commissions, upon shipment. However, where sales are contingent upon customer acceptance, we recognize revenue after confirmation of acceptance. We typically ship our products within four to six weeks after receiving orders. Because of this relatively short backlog period, our revenue closely tracks changes in market conditions. Research and development costs are expensed as incurred. We anticipate that we will have additional personnel in research and development, particularly in the semiconductor vacuum instrumentation group, and, accordingly, that our research and development costs in this group will increase in the future.

      The effective tax rate in each year is less than the U.S. federal statutory rate primarily due to the lower tax rates imposed by the local jurisdictions in which our foreign operations are located. We do not expect the creation of our Swiss holding company to negatively impact our future effective tax rate.

      From a cash flow perspective, the Company will realize a future tax benefit as a result of the restructuring. Since the asset transfer that occurred in the third and fourth quarter of 2000 related to the restructuring was a taxable transaction for Unaxis, the transaction resulted in goodwill and other intangible assets for tax purposes that will be deductible for tax purposes over the next fifteen years. A deferred tax asset has been recorded on the balance sheet for this future benefit and the expected cash flow. The Company's ability to realize these deferred tax assets is dependent on it generating sufficient taxable income in the related jurisdictions, primarily the United States, Switzerland, and Germany, to offset the deferred tax asset.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes specific accounting policies:

      Revenue Recognition - Revenue is recognized upon the transfer of title which is generally upon shipment. When customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Bad Debt - The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and process, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets - A valuation allowance is recognized to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

      The financial statements include related party transactions with Unaxis. These transactions include revenues resulting from the sale of goods and services. Additionally, Unaxis has agreed to provide services to us, including services related to financial, accounting, tax, information technology, and human resources. Although Unaxis is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were a part of Unaxis, and we may not be able to obtain the same benefits. After the expiration of these various arrangements, we may not be able to replace the services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we receive from Unaxis.

      The Company does not have any off-balance sheet arrangements or transactions, other than operating leases, that should be disclosed which would have a significant impact on earnings. Our operating leases on our facilities in Germany and Liechtenstein extend through 2010 and 2014, respectively and are not subject to renegotiation prior to the expiration.

A. Results of Operations.

      The following table sets forth, for the periods indicated, the amount and percentage of total net sales of certain line items included in our consolidated statements of income:

                                                             Years ended December 31,
                                  ------------------------------------------------------------------------------
                                            2002                        2001                       2000
                                  ------------------------------------------------------------------------------
                                     US$             %           US$             %           US$            %
                                     ---             -           ---             -           ---            -
                                                                    (in thousands)
Net sales
    Semiconductor vacuum
    instrumentation ..........    $  31,908          24.3     $  45,494          31.6     $  65,952         38.8
    General vacuum
    instrumentation ..........       99,563          75.7        98,619          68.4       104,024         61.2
                                  ---------     ---------     ---------     ---------     ---------    ---------
Total net sales ..............      131,471         100.0       144,113         100.0       169,976        100.0
Cost of sales ................       73,476          55.9        78,398          54.4        83,231         49.0
                                  ---------     ---------     ---------     ---------     ---------    ---------
Gross profit .................       57,995          44.1        65,715          45.6        86,745         51.0
Research and development .....       16,923          12.9        12,431           8.6        11,037          6.5
Selling, general and
administrative ...............       41,564          31.6        39,961          27.7        41,889         24.6
                                  ---------     ---------     ---------     ---------     ---------    ---------
Income (loss) from operations          (492)         (0.3)       13,323           9.3        33,819         19.9
Interest expense (income), net         (603)         (0.5)         (483)         (0.3)          292          0.2
Other expense, net ...........          548           0.5         1,488           1.1         1,854          1.1
                                  ---------     ---------     ---------     ---------     ---------    ---------
Income (loss) before taxes ...         (437)         (0.3)       12,318           8.5        31,673         18.6
Income tax expense (benefit) .         (542)         (0.4)        2,366           1.6         8,742          5.1
                                  ---------     ---------     ---------     ---------     ---------    ---------
Net income ...................    $     105           0.1     $   9,952           6.9     $  22,931         13.5
                                  =========     =========     =========     =========     =========    =========

      The following table sets forth, for the periods indicated, certain segment information:

                                                                Years ended December 31,
                                      ------------------------------------------------------------------------------
                                               2002                         2001                       2000
                                      ------------------------------------------------------------------------------
                                         US$             %           US$             %           US$            %
                                         ---             -           ---             -           ---            -
                                                                        (in thousands)
Semiconductor Vacuum
Instrumentation
Net sales:
    InSitu analysis ..............    $  30,716          23.4     $  43,614          30.3     $  54,187         31.9
    Ultra clean processing .......        1,192           0.9         1,880           1.3        11,765          6.9
                                      ---------     ---------     ---------     ---------     ---------    ---------
      Total net sales ............       31,908          24.3        45,494          31.6        65,952         38.8
Gross profit .....................       14,707          11.2        22,364          15.5        39,034         22.9
Earnings before interest and taxes       (8,982)         (6.8)         (679)         (0.5)       17,931         10.5
Identifiable assets (1) ..........       52,796            --        56,563            --        63,672           --

General Vacuum Instrumentation
Net sales:
    Leak Detection ...............       61,170          46.5        55,272          38.4        53,873         31.7
    Vacuum Control ...............       38,393          29.2        43,347          30.1        50,151         29.5
                                      ---------     ---------     ---------     ---------     ---------    ---------
      Total net sales ............       99,563          75.7        98,619          68.4       104,024         61.2
Gross profit .....................       43,287          32.9        43,351          30.1        47,711         28.1
Earnings before interest and taxes        7,941           6.0        12,514           8.7        14,028          8.3
Identifiable assets (1) ..........    $  95,132            --     $  81,631            --     $  89,262           --

(1) Identifiable assets refers to the assets utilized by the corresponding segment, including working capital, property, plant and equipment and intangible assets. Total assets on our combined balance sheet include identifiable segment assets and general corporate assets, which are not allocated to either segment. At this time, we have no general corporate assets, which are not allocated to a specific segment.

      Our semiconductor vacuum instrumentation segment products generally have higher margins than our general vacuum instrumentation segment products due to our stronger market positions in those markets and patented technology that distinguishes our products from those of our competitors. The following table sets forth, for the periods indicated, sales to customers, based on customer location, in each geographical market expressed absolutely and as a percentage of total net sales. (1)

                                                                        Years ended December 31,
                                      ------------------------------------------------------------------------------
                                                2002                       2001                        2000
                                      ------------------------------------------------------------------------------
                                         US$             %           US$             %           US$            %
                                         ---             -           ---             -           ---            -
                                                                       (in thousands)
Europe ...........................    $  58,509          44.5%    $  63,637          44.2%    $  73,750         43.4%
United States ....................       42,359          32.2%       41,157          28.6%       50,540         29.7%
Asia-Pacific .....................       29,860          22.7%       35,220          24.4%       44,670         26.3%
Other ............................          743           0.6%        4,099           2.8%        1,016          0.6%
                                      ---------     ---------     ---------     ---------     ---------    ---------
     Total .......................    $ 131,471         100.0%    $ 144,113         100.0%    $ 169,976        100.0%
                                      =========     =========     =========     =========     =========    =========

(1) The table above summarizes sales on the basis of a product's country of destination, as opposed to its country of origin.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      Net Sales

      Net sales decreased by 8.8% to U.S.$131.5 million for the year ended December 31, 2002 from U.S.$144.1 million for the year ended December 31, 2001. This decrease is due primarily to lower sales to one of our European private label customers, lower sales to our thin film manufacturing customers in North America, as well as lower sales to some of our Asian distributors. Increased sales of our HAPSITE product, acquired in November 2001 partially offset this decline. Price changes did not have a significant impact on our net sales, however, our European sales are subject to a currency translation effect due to the weak US Dollar. Sales for the year ended December 31, 2002 were positively impacted by changes in currency exchange rates of U.S.$3.9 million, primarily with respect to the Swiss Franc, Yen and the Euro, as compared to 2001.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 29.9% to U.S.$31.9 million for the year ended December 31, 2002 from U.S.$45.5 million for the year ended December 31, 2001. This decrease resulted from a lower demand for in-situ analysis products from semiconductor manufacturers and their suppliers in the United States and Asia coupled with a very low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe. Furthermore, we saw a reduction in demand for our thin film monitors from fiber optic equipment suppliers due to weaker demand for telecommunications equipment. This was partially offset by favorable changes in exchange rates relative to the US Dollar of U.S.$0.8 million.

      General Vacuum Instrumentation Segment. Net sales increased by 0.9% to U.S.$99.6 million for the year ended December 31, 2002 from U.S.$98.6 million for the year ended December 31, 2001. This increase resulted from the acquisition of the HAPSITE product line and an increased demand for leak detection products from our refrigeration, air-conditioning, automotive, coupled with favorable changes in exchange rates relative to the US Dollar of U.S.$3.1 million. This increase was primarily offset by a lower demand for our vacuum control products from our data storage customers as well as a lower demand for leak detector products by our semiconductor customers.

      Gross Profit

      Gross profit decreased by 11.7% to U.S.$58.0 million, or 44.1% of net sales, for the year ended December 31, 2002 from U.S.$65.7 million, or 45.6% of net sales, for the year ended December 31, 2001. This percentage decline is primarily due to an unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control and ultra clean processing product lines. This effect was partially offset by the addition of the HAPSITE product line.

      Research and Development

      Research and development costs increased by 36.1% to U.S.$16.9 million, or 12.9% of net sales, for the year ended December 31, 2002 from U.S.$12.4 million, or 8.6% of net sales, for the year ended December 31, 2001. This increase resulted primarily from an increased investment in new product development projects for our vacuum control and in situ analysis businesses and the inclusion of the HAPSITE business acquired in November 2001. As a result of this increased investment in new product development the company was able to introduce three major new products in 2002 and expect further significant new product introductions in 2003. Additionally, the Company incurred intellectual property charges relating primarily to the introduction of a new product in 2002 that were approximately U.S.$0.3 million higher than 2001.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 4.0% to U.S.$41.6 million, or 31.6% of net sales, for the year ended December 31, 2002 from U.S.$40.0 million, or 27.7% of net sales, for the year ended December 31, 2001. This increase is primarily due to the inclusion of the HAPSITE business acquired in November 2001 coupled with a U.S.$1.3 million charge for severance and other employee benefit costs related to a reduction in workforce during the fourth quarter of 2002.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.($0.5) million, or (0.4%) of net sales, for the year ended December 31, 2002 from U.S.$13.3 million, or 9.2% of net sales, for the year ended December 31, 2001.

      Other Expense/Income

      Other expense was U.S.$0.5 million, or 0.4% of net sales, for the year ended December 31, 2002 as compared to U.S.$1.5 million, or 1.0% of net sales, for the year ended December 31, 2001. This reduction in expense primarily relates to an impairment charge for leasehold improvements recorded in 2001 prior to the move to our new facility in Liechtenstein., as well as a U.S.$0.5 million decrease in foreign exchange losses as compared to 2001.

      Provision for Income Taxes

      Provision for income taxes decreased to a benefit of U.S.$0.5 million, or 124.0% of a (loss) before income taxes for the year ended December 31, 2002 from U.S.$2.4 million, or 19.2% of income before taxes, for the year ended December 31, 2001. This decrease resulted primarily from a decrease in taxable income and the change in earnings mix among tax jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S.$0.1 million, or 0.1% of net sales, for the year ended December 31, 2002 from U.S.$10.0 million, or 6.9% of net sales, for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

      Net Sales

      Net sales decreased by 15.2% to U.S.$144.1 million for the year ended December 31, 2001 from U.S.$170.0 million for the year ended December 31, 2000. This decrease is due primarily to a decline in sales volume for the Semiconductor Vacuum Instrument Segment. Price changes did not have a significant impact on our net sales, however, our European sales are subject to a currency translation effect due to the weak European currencies. Sales for the year ended December 31, 2001 were negatively impacted by changes in currency exchange rates of U.S.$3.3 million, primarily with respect to the Swiss Franc, Yen and the Euro, as compared to 2000.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 31.0% to U.S.$45.5 million for the year ended December 31, 2001 from U.S.$66.0 million for the year ended December 31, 2000. This decrease resulted from a lower demand for in-situ products during the last three quarters of 2001, from semiconductor manufacturers and their suppliers in the United States and Asia coupled with a low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe.

      General Vacuum Instrumentation Segment. Net sales decreased by 5.2% to U.S.$98.6 million for the year ended December 31, 2001 from U.S.$104.0 million for the year ended December 31, 2000. This decrease resulted from a weaker demand for our vacuum control products from data storage and semiconductor OEM customers. This decrease was partially offset by the acquisition of the HAPSITE product line and an increased demand for our leak detection products from our refrigeration, air-conditioning, automotive, and semiconductor customers.

      Gross Profit

      Gross profit decreased by 24.2% to U.S.$65.7 million, or 45.6% of net sales, for the year ended December 31, 2001 from U.S.$86.7 million, or 51.0% of net sales, for the year ended December 31, 2000. This percentage decline is primarily due to unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control, and ultra clean processing product lines. This effect was partially offset by better utilization of manufacturing capacity and a favorable product mix within our leak detection product line.

      Research and Development

      Research and development costs increased by 12.6% to U.S.$12.4 million, or 8.6% of net sales, for the year ended December 31, 2001 from U.S.$11.0 million, or 6.5% of net sales, for the year ended December 31, 2000. This increase resulted primarily from an increased investment in new product development projects, including the purchase of intellectual property relating primarily to product development for the semiconductor industry for which the Company incurred U.S.$0.6 million during 2001. The Company also expects to incur expenses of U.S.$0.9 million during 2002 related to the development of the intellectual property.

      Selling, General and Administrative

      Selling, general, and administrative expenses decreased by 4.6% to U.S.$40.0 million, or 27.7% of net sales, for the year ended December 31, 2001 from U.S.$41.9 million, or 24.6% of net sales, for the year ended December 31, 2000. This decrease is a result of a comprehensive cost-reduction program introduced during the end of the first quarter of 2001. The cost-reduction program includes a reduction in overtime, temporary employees, employee salaries, a shortened workweek, and temporary furloughs. We also reduced expenses incurred for: travel, advertising, outside services, bonuses, and commissions. This decrease in expenses was partially offset by higher compensation expenses for increased headcount, and expenses related to being a public company.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.$13.3 million, or 9.2% of net sales, for the year ended December 31, 2001 from U.S.$33.8 million, or 19.9% of net sales, for the year ended December 31, 2000.

      Other Expense/Income

      Other expense was U.S.$1.5 million, or 1.0% of net sales, for the year ended December 31, 2001 as compared to U.S.$1.9 million, or 1.1% of net sales, for the year ended December 31, 2000. This reduction in expense primarily relates to the elimination of a management fee of U.S.$1.2 million charged by Unaxis in 2000 and was partially offset by foreign currency exchange losses and the write down of certain leasehold improvements during 2001.

      Provision for Income Taxes

      Provision for income taxes decreased to U.S.$2.4 million, or 19.2% of income before income taxes for the year ended December 31, 2001 from U.S.$8.7 million, or 27.6% of income before taxes, for the year ended December 31, 2000. This decrease resulted from a decrease in taxable income and the change in the effective tax rate. The effective tax rate has decreased due to increased earnings in lower-taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S.$10.0 million, or 6.9% of net sales, for the year ended December 31, 2001 from U.S.$22.9 million, or 13.5% of net sales, for the year ended December 31, 2000.

B. Liquidity and Capital Resources.

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$10.2 million, U.S.$24.8 million and U.S.$18.7 million for the years ended December 31, 2002, 2001 and 2000 respectively. In 2002, cash provided by operating activities of U.S.$10.2 million consisted of net income of U.S.$0.1 million, depreciation and amortization of U.S.$3.9 million and a net decrease in working capital with reductions in inventory and accounts receivable of U.S.$6.2 million. In 2001, cash provided by operating activities of U.S.$24.8 million consisted of net income of U.S.$10.0 million, depreciation and amortization of U.S.$2.9 million and a net decrease in working capital of U.S.$11.4 million. In 2000, cash provided by operating activities of U.S.$18.7 million consisted of net income of U.S.$22.9 million, depreciation and amortization of U.S.$3.6 million and a net increase in working capital of U.S.$8.4 million.

      Working capital was U.S.$63.8 million as of December 31, 2002, compared to U.S.$62.9 million as of December 31, 2001. The increase was due primarily to an increase in cash of U.S.$4.1 million, a decrease in inventory of U.S.$4.3 million, an increase in other current and deferred tax assets of U.S.$1.2 million, a decrease in accounts receivable of U.S.$3.6 million, an decrease in accounts payable and accrued liabilities of U.S.$1.1 million, a decrease in income taxes payable of U.S.$0.6 million, and the favorable effect of foreign currency adjustments which totaled U.S.$1.8 million. Depreciation and amortization increased to U.S.$3.9 million for the year ended December 31, 2002 from U.S.$2.9 million for the year ended December 31, 2001.

      Cash used in investing activities was U.S.$13.3 million, U.S.$7.4 million and U.S.$4.9 million for the years ended December 31, 2002, 2001 and 2000, respectively, primarily for loans to NVS (Note 22) for U.S.$5.9 million in 2002, the purchase of the HAPSITE business in 2001 for U.S.$2.0 million and the purchase of property and equipment in each period. Cash (used in) provided by financing activities was U.S.$0 million, U.S.$(11.3) million and U.S.$12.9 million in 2002, 2001 and 2000, respectively. In 2001 we repaid advances to Unaxis of U.S.$11.2 million. In 2000, we received U.S.$10.9 million as advances from Unaxis for restructuring, U.S.$34.5 million as proceeds from the initial public offering, U.S.$0.9 million as proceeds from long-term debt and used U.S.$28.2 million to repay short term debt to Unaxis and U.S.$5.1 million advances to Unaxis.

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing arrangement had an automatic extension for one year on November 23, 2002. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

      On June 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$5.3 million). The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement expires on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD
5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on August 31, 2003 and has an option for extension. The Company has U.S.$0.0 million outstanding under the financing arrangement as of December 31, 2002.

      We currently believe the cash generated from operations, together with the cash balance as of December 31, 2002, and borrowings available under our line of credit, will be sufficient to satisfy our working capital and capital expenditure requirements.

      In 2000 we made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien, on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. Under U.S. GAAP, the balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of December 31, 2002, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$0.5 million.

C. Research and development, patents and licenses, etc.

      For a description of our research and development policies for the last three years, please refer to "Information on the Company---Business Overview---Research and Development."

D. Trend Information.

      Early in 2001 the semiconductor industry entered into a cyclical downturn and consequently a decrease in net sales. The decrease in net sales is due to a worldwide slowdown in demand for semiconductor products which resulted in a decline in demand from semiconductor capital equipment manufacturers and semiconductor device manufacturer customers. However, since many of our products serve the more stable general industrial markets, and because of the considerable geographic diversity of our customer base we were able to partially mitigate the effects of the U.S.-led semiconductor sector downturn. In a period of market uncertainty in the semiconductor sector, we believe we are well positioned to outperform the sector as a whole because of our focus and leadership in emerging technologies and employing some of the most advanced enabling technologies in our manufacturing environment. We expect these new technologies to be substantially less effected by a technology sector downturn.

Euro Conversion

      Approximately 45%, 40% and 38% of our sales for the year ended December 31, 2002, 2001 and 2000, respectively, were to customers in the European Union. On January 1, 1999, a single currency called the Euro was introduced in Europe. Eleven of the fifteen member countries of the European Union adopted the Euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the Euro were established as of that date. The legacy currencies remained legal tender as denominations of the Euro until 2002. During this transition period, parties settled transactions using either the Euro or a participating country's legacy currency.

      We believe that increased price transparency resulting from the use of a single currency will render the prices charged for our semiconductor instrumentation and vacuum instrumentation products more comparable and will increase cross-border business among the participating countries. This will affect our ability to price our products differently in the various European markets. A possible consequence may be price harmonization at lower average prices for products sold in some markets. Nevertheless, differences in national value-added tax regimes may reduce the potential for price harmonization.

      We believe the conversion to the Euro will reduce our exposure to changes in foreign exchange rates, due to the netting effect of having assets and liabilities denominated in a single currency, as opposed to the various legacy currencies. As a result, we expect that our foreign exchange hedging costs will be reduced. We believe the introduction of the Euro does not have any material tax consequences. We also believe the Euro conversion will not have a material effect on our financial position or results of operations.

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (EITF) 94-3. The Company will adopt the provisions of SFAS 146 for exit or disposal activities initiated after December 31, 2002, if any. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under the previously issued EITF 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS 146 requires the liability to be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

      This Interpretation does not apply to certain guarantee contracts: guarantees issued by insurance and reinsurance companies and accounted for under accounting principles for those companies, residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale. Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

      a.    Product warranties

      b.    Guarantees that are accounted for as derivatives

      c. Guarantees that represent contingent consideration in a business combination

      d. Guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability)

      e. An original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring

      f. Guarantees issued between either parents and their subsidiaries or corporations under common control

      g. A parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation.

      The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to account for stock options under the provisions of APB 25 and apply the disclosure provisions of both SFAS 123 and SFAS 148.

Item 6. Directors, Senior Management, and Employees

A. Directors and Senior Management.

      Our articles of incorporation provide that the board of directors may consist of one or more members at any time. Directors are elected and removed by shareholder resolution. Members of our board of directors serve three-year terms and may be reelected upon completion of their term of office. The shareholders may remove the directors without cause. Our six directors currently in office were elected by shareholder resolution.

      Our board of directors establishes the strategic, accounting, organizational, and financing policies to be followed by us. Our board of directors further appoints the executive officers and the authorized signatories and supervises our management. Moreover, our board of directors is entrusted with preparing shareholders' meetings and carrying out shareholder resolutions.

      Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our Organizational Regulations and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements. Currently, only our Chief Executive Officer and President, Mr. Brissenden, has an employment agreement with us. The amended and restated employment agreement with Mr. Brissenden is effective until it is terminated by either Mr. Brissenden or us upon at least twelve months notice to the other party. Pursuant to the agreement,

Mr. Brissenden's base salary is reviewed and adjusted by the Board and he is eligible to receive an annual bonus in an amount determined by the Board at its sole discretion. Mr. Brissenden is entitled to participate in the employee benefit plans provided to other employees in accordance with our general policies in effect from time to time.

      If either we or Mr. Brissenden terminate his employment without cause upon at least twelve months notice, Mr. Brissenden will continue to provide services to us during the notice period and we will continue to pay Mr. Brissenden his base salary and he will continue to participate in our employee benefit plans. Upon termination of the notice period, we will have no further obligation to Mr. Brissenden under the agreement. If Mr. Brissenden terminates his employment by reason of a disability, he shall continue to receive his base salary for up to three months following his termination of employment.

      Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers:

Name                       Age                      Position
----                       ---                      --------

John J. Grad...........    64    Chairman of the Board of Directors
Kurt Muck..............    48    Director
Paul E. Otth...........    59    Vice-Chairman of the Board of Directors
Karsten Ottenberg......    41    Director
Thomas Staehelin.......    55    Director
James L. Brissenden....    64    Director, Chief Executive Officer and President
Peter G. Maier.........    40    Vice President and Chief Financial Officer
Ulrich Doebler.........    47    Vice President, Leak Detection
Gary W. Lewis.........     57    Vice President, Environmental Health & Safety
Linda Van Roekel.......    54    Vice President, Process Knowledge and Control
Lukas Winkler..........    40    Vice President, Vacuum Control
Albert Zueger..........    57    Vice President, Ultra Clean Processing

      John J. Grad. (Chairman, Member Audit & Compensation Committee) Mr. Grad is President of John J. Grad and Associates, Inc. Management Consultants. In 1987, Mr. Grad joined Landis & Gyr AG where he became President of Landis & Gyr Powers, Inc. In 1991, he was named to their Executive Board and in 1993, he assumed the responsibility for Landis & Gyr Holding, Inc., the holding company for all North American divisions, while retaining the position of a President and CEO of Landis & Gyr Powers, Inc. In March 1996, he became President and CEO of Landis & Staefa, Inc., a position that he retained until the creation of Siemens Building Technologies. From October 1998 through October 2000, Mr. Grad served as President and Chief Executive Officer of Siemens Building Technologies, Inc. Mr. Grad holds a Bachelor of Science degree in Industrial Management and a M.B.A. from the University of Cincinnati.

      Kurt Muck (Compensation Committee) In 2000 Mr. Muck became Chairman of the Board of Directors of Unaxis Deutsche Holding AG and Executive Vice President and Member of the Executive Board of Unaxis Holding AG. From 1985 to 1996 Mr. Muck held various positions at Philips GmbH including Managing Director of Philips GmbH, Germany and Managing Director of Philips Semiconductors for Central Europe. In 1997, Mr. Muck served as President of Siemens Division for Electro Mechanical Components. Mr. Muck holds an Engineering degree from the Technical College in Nuremberg.

      Paul E. Otth. (Vice Chairman) In June 2000, Mr. Otth became the Chief Financial Officer and a Member of the Executive Board of Unaxis Holding AG. Mr. Otth currently also holds directorships in several other Swiss corporations which include Swiss Rail, Ascom Holding AG, Swissquote Group Holding AG, ESEC Holding AG, and EAO Holding AG. From 1989 until November 1996, Mr. Otth was with Landis & Gyr AG, where he became the Chief Financial Officer and a Member of the Executive Board in November 1994. From November 1996 until October 1998, he served as the Chief Financial Officer and a Member of the Executive Board of Elektrowatt AG (a successor company of Landis & Gyr AG). From October 1998 until May 2000, he served as Chief Financial Officer of Siemens Building Technologies (a successor company of Elektrowatt AG). Mr. Otth is a Certified Public Accountant.

      Karsten Ottenberg. (Audit & Compensation Committee) Dr. Ottenberg is Senior Vice President of Philips Semiconductors, and holds the position of General Manager of the Business Unit Identification, with headquarters in Hamburg, Germany. The Business Unit is focusing on IC's for the smart card, the smart tag&label, the car access and immobilizer as well as the corresponding reader markets. Prior to taking over the responsibility for the Identification business late 1999, Dr. Ottenberg held a number of senior management positions at Philips Semiconductors International Marketing and Sales between 1995 and 1999. These included General Manager positions of the European Sales Operation, the European Automotive Market Segment and the German Marketing Sales Organization. Before joining Philips Semiconductors, Karsten was at Philips Research from 1987-1994, conducting research and managing international projects in the area of computer vision and artificial intelligence. He has a background in physics, mathematics and computer science, and he holds a Ph.D from University of Utrecht, The Netherlands.

      Thomas Staehelin. (Chairman Audit Committee) Dr. Staehelin is a Swiss corporate and tax attorney and partner in the Basel based law firm Fromer, Schultheiss and Staehelin. Dr. Staehelin is a private investor and serves on the boards of various Swiss listed or unlisted companies which include Kuhne & Nagel International AG, Siegfried Holding AG, Basler Kantonalbank, Rothornbahn und Scalottas AG, Swissport Interntaional AG, Lantal Testiles, Charles Veillon SA, and Orange Communications SA. Dr. Staehelin holds a Ph.D. in Law from the University of Basel. He currently serves as Chairman of the Chamber of Commerce of Basle and was a member of parliament.

      James L. Brissenden. Mr. Brissenden joined INFICON Leybold Hereaus as President and Chief Executive Officer in 1984. In 1996, Mr. Brissenden became President and Chief Executive Officer of Balzers and Leybold Instrumentation, our predecessor. Prior to joining INFICON, Mr. Brissenden spent 20 years with Carborundum Company with his last position being Vice President and General Manager, Electric Products Division. Mr. Brissenden has served as President of the Unaxis holding company in the United States and Chairman of Contraves Inc., a Unaxis subsidiary. Mr. Brissenden holds a BSBA from Ohio State University and an MBA from the State University of New York.

      Peter G. Maier. Mr. Maier joined INFICON in 1996 as Director of Information Systems and became Vice President of Finance for Leybold Inficon, and Controller for the Instrumentation Division in 1998. Prior to joining us, Mr. Maier served Deloitte Consulting as project manager and consultant for enterprise application integration from 1994 to 1996. From 1992 to 1994, Mr. Maier served as Controller for Heidelberger Druckmaschinen AG in Germany. Mr. Maier holds a masters degree in business administration and computer science from the University of Karlsruhe, Germany.

      Ulrich Doebler. Dr. Doebler joined INFICON in 1986. From 1996 to December 1999, Dr. Doebler was the Marketing and Engineering Manager of our Leak Detection business unit. Dr. Doebler holds a PhD in physics from the University of Cologne.

      Gary W. Lewis. Mr. Lewis joined INFICON in November 1984 as Manufacturing Manager and was named Vice President of Quality Assurance in 1991. He has managed some of the various leak detection products since 1995 and was a key participant in the acquisition of the EHS (HAPSITE) business. Mr. Lewis holds a B.S. in electrical engineering from Clarkson University and an MBA from Chapman University.

      Linda Van Roekel. Ms. Van Roekel joined INFICON in December 1984. Ms. Van Roekel has been an officer since November 1992, when she was named Vice President of Marketing. In April 2000, Ms. Van Roekel was elected president of the Association of Vacuum Equipment Manufacturers International. Ms. Van Roekel holds an M.S. in chemistry from the University of Washington and an MBA from Syracuse University.

      Lukas Winkler. Mr. Winkler joined the company in January 1993 and has served as our Vice President, Vacuum Control since January 1997. From January 1995 to January 1997, Mr. Winkler served our Balzers AG subsidiary as General Manager Production. Mr. Winkler has a Masters Degree in engineering from the Swiss Federal Institute of Technology and an MBA from Syracuse University.

      Albert Zueger. Mr. Zueger joined the company in 1964. From January 1997, he has been Vice President, Ultra Clean Processing. Prior to that, Mr. Zueger held various management positions within the company. Mr. Zueger holds a B.S. in mechanical engineering from the University of Applied Sciences Liechtenstein.

      Unaxis, as our sole shareholder prior to our initial public offering, has elected all of our directors. INFICON and Unaxis had an understanding that Unaxis would elect Messr. Muck and Otth, two of its own officers, to our board of directors.

B. Compensation.

      During the fiscal year ended December 31, 2002, the aggregate amount of compensation (including any benefits in kind granted) that we paid to our seven executive officers as a group amounted to U.S.$1.3 million. During the fiscal year ended December 31, 2002 our board of directors received CHF 471,125 in compensation. Approximately, one half of this amount was paid in cash, payable semi-annually. The other half was provided in the form of options to purchase INFICON shares. The aggregate number of options provided to the directors was calculated based on the sum of CHF 217,500 (approximately U.S.$174,432) divided by the Black-Scholes value of an option on the grant date. The options vested immediately, and become exercisable after a year and will expire seven years after the grant date. On May 15 and November 15, 2002, the Company agreed to pay our directors an aggregate of 1,728 and 3,173 options, respectively, at exercise prices of CHF 170 and 69. The exercise price is equal to the closing price of the shares on the grant date.

      During 2002 and 2001, we contributed an aggregate amount of approximately U.S.$118,000 and U.S.$174,300, respectively, to provide pension, retirement and similar benefits to our executive officers.

C. Board Practices.

General

      Members of our board of directors serve three-year terms which for five members expire in May 2003 and for one member in May 2004. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements. Currently, only our Chief Executive Officer and President, Mr. Brissenden, has an employment agreement with us.

      None of the directors of us or any of our subsidiaries has currently a service contract with us or any of our subsidiaries that provides for benefits upon termination of employment.

Committees of the Board of Directors

      During 2002, the audit committee was comprised of Mr. John Grad, Dr. Thomas Staehelin and Mr. Karsten Ottenberg. The audit committee must consist of directors who are not officers or employees of INFICON. Each member of the audit committee meets the independence requirements of the Nasdaq National Market rules. The Board of Directors has adopted a written charter for the audit committee. The purpose of the audit committee is to assist the board of directors in fulfilling its responsibility to oversee our financial reporting process, including monitoring the integrity of our financial statements and the independence and performance of our external auditor.

      The responsibilities of the audit committee include:

      o recommending to the board of directors the independent public accountants to be selected to conduct the annual audit of our books and records;

      o reviewing the proposed scope of such audit and approving the audit fees to be paid;

      o reviewing the adequacy and effectiveness of our accounting and internal financial controls with the independent public accountants and our financial and accounting staff;

      o reviewing and approving transactions between us and our directors, officers and affiliates; and

      o reviewing and reassessing annually the adequacy of our audit committee charter.

      In addition, our board of directors has established a compensation committee. The responsibilities of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet corporate financial and strategic objectives. The responsibilities of the compensation committee also include administering the employee incentive plans described below under "Share Ownership."

      Our compensation committee currently consists of Mr. John Grad, Dr. Karsten Ottenberg and Mr. Kurt Muck.

D. Employees.

      As of December 31, 2002, we had 673 full time employees and on average during 2002, we had approximately 21 temporary or part time employees. We had 703, 694 and 691 employees as of December 31, 2002, 2001 and 2000, respectively.

      The following table shows a breakdown of employees by main category of activity and geographic location:

                                    Year 2002

                                            Employees by Region
                                                       North
Employees by Activity                       Europe    America     Asia     Total
                                            ------------------------------------
Manufacturing                                  126        80                 206
Research and Development                        68        53                 121
Sales & Marketing                               72        63        45       180
General Administration                         102        47        47       196
                                            ------    ------    ------    ------
Total                                          368       243        92       703

      Some of our non-management workers at our German facility belong to German workers unions. However, we do not negotiate collective bargaining agreements with these unions to cover our workers nor do we have any other direct relations with them. Instead, in accordance with German practice, unions negotiate agreements with industry-wide employers' associations. In recent years, unions have cooperated with industry, agreeing to concessions to improve operating efficiency. A German collective bargaining agreement governs the employment of all workers of the categories organized in the relevant union, whether or not the individual worker is a union member.

      In Germany, employers and unions generally negotiate collective bargaining agreements annually. The general umbrella agreement that covers our workers was entered into for an indefinite term. A separate agreement, which covers compensation and benefit matters and is usually entered into for a period of one year, has a two-year term this time which expired in April 2002.

      Our employees at our Cologne, Germany and Balzers, Liechtenstein facilities are represented by workers councils (Betriebsrat), elected by all non-management employees. In Germany, the members serve a four-year term and elections were held in February 2002. In Liechtenstein, elections of the new members were held in January 2001 and the members serve a three-year term.

      The works councils facilitate communications between us and our staff at the facility level. The members of our works councils share responsibilities with us for managing staff-related matters and working condition issues such as compensation issues (within the framework provided by the collective bargaining agreement), the hiring of new employees, working hours, working shifts or matters relating to employee facilities (e.g., cafeterias). In Germany, the rights and responsibilities of works council are set forth in the German Works Council Constitution Act (Betriebsverfassungsgesetz). The German Works Council Constitution Act provides, among other things, that any termination of an employee must be approved by members of the works council. Similarly, scheduled overtime work must generally be approved by the works council.

      We have never experienced a work stoppage, slowdown or strike, and we consider our relations with our employees to be excellent.

E. Share Ownership.

      Our directors and executive officers beneficially own, as a group, 16,321 shares and 29,803 options to purchase 70,291 shares of INFICON. The terms of these options are described below.

      Under our leveraged share plan described below, 23,683 options to purchase 118,415 INFICON shares were granted to our executive officers and certain key employees. Each option entitles its holder to purchase five INFICON shares at the initial public offering price of CHF 225. The options are non-transferable and will expire on the seventh anniversary of the date of grant which was November 8, 2001.

      In connection with our initial public offering, we offered employees the right to participate in one of two equity purchase programs. These are the leveraged share plan and the discounted share purchase plan.

      Leveraged Share Plan. The leveraged share plan was available only in connection with our initial public offering to three tiers of employees: the Chief Executive Officer, other executive officers and key employees. No shares were made available to our directors under the leveraged share plan. Depending on an eligible employee's tier, an eligible employee could purchase shares in the offering at the initial public offering price for a total purchase price between CHF 40,000 and CHF 1,000,000 (U.S.$22,504 and U.S.$562,588,
respectively). For each share purchased in the initial public offering by an eligible employee pursuant to the leveraged share plan, such eligible employee received an option to purchase five shares at the offer price. The amount of shares authorized for issuance under the leveraged share plan had a maximum aggregate value of CHF 7.0 million (U.S.$3.9 million), representing 31,111 shares at the initial offering price of CHF 225. Employees are at all times fully vested in shares purchased under the plan.

      Except as otherwise determined by the board of directors, none of the shares purchased under this plan may be transferred or sold until the fourth anniversary of the closing of the offering. In the case of an employee's termination of employment as a result of resignation, dismissal for cause, retirement or disability (unless otherwise determined by the board of directors or any compensation committee of the board of directors), the shares will remain subject to the lock up agreement. In the case of an employee's termination of employment as a result of a dismissal without cause or upon death, the lock up agreement will be released immediately.

      The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vest and become exercisable on the second anniversary of the date of the grant and the remaining 50% of the options vest and become exercisable on the third anniversary of the date of grant. In the case of an employee's termination of employment as a result of resignation other than as a result of a material adverse change in (i) his or her compensation or (ii) the material terms of his or her employment, or dismissal (other than for cause) unvested options lapse without compensation, and vested options may be exercised within 90 days. Upon an employee's termination of employment as a result of a termination of employment without cause or a resignation due to a material adverse change in (i) his or her compensation or (ii) the material terms of his or her employment, all vested options remain exercisable for the term of the options and all unvested options continue to vest as if the employee had remained employed with the Company and such options remain exercisable for the term of the option. In the case of termination of employment for cause, all vested and unvested options lapse with immediate effect. In the case of termination of employment upon death or as a result of retirement or disability, unless otherwise determined by the board of directors or any compensation committee of the board of directors, unvested options lapse and vested options may be exercised within 360 days. The underlying shares related to the options will be made available by us through authorized but non-issued shares (conditional share capital) of us or through shares purchased in the market.

      Loans were made available to executive officers and key employees who participated in the leveraged share plan. We made loans available to executive officers for purposes of purchasing up to 80% of the shares allocated to them under the plan. The loans are for a term of 7 years. In addition, we made loans available to key employees for purposes of purchasing up to 50% of the shares allocated to them under the plan. The loans to key employees became due and payable in full 30 days following the initial public offering date.

      The loans were made on a full recourse basis and are collateralized by all shares purchased under the plan by such executive officer or key employee and we have either a first or if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters and the restrictions on transfer under the leveraged share plan and the discounted share purchase plan will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. As of December 31, 2002, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$0.5 million.

      During the period during which the option may be exercised, an employee may elect to pay for the shares, issuable upon exercise of such option and, if required by us, to satisfy tax withholding obligations related to the option, in full at the time of exercise as follows:

      o     in cash;

      o at the discretion of the board of directors with shares that are already owned by the participant;

      o     in a combination of cash or already owned shares; or

      o through an exercise procedure approved by the board of directors by which an employee sells some or all of the shares underlying the exercised portion of the option.

56 employees participated in the leveraged share plan purchasing an aggregate of 23,683 shares representing 1.02% of the voting rights. In addition, 23,683 options to purchase 118,415 INFICON shares at the initial public offering price of CHF 225 each were granted to our executive officers and certain key employees.

      Discounted Share Purchase Plan. The discounted share purchase plan were offered to employees who were not eligible to participate in the leveraged share plan. Under this plan, eligible persons were offered the opportunity to purchase shares on the closing of the offering at a 30% discount to the offer price. Each employee was entitled to purchase up to CHF 15,000 (U.S.$8,439) worth of shares (based on the offering price and rounded down to the nearest whole share) in the offering at a 30% discount. A total of approximately 600 employees were eligible to participate and a total of 589 employees eventually participated in discounted share purchase plan. Based on the amount of shares actually purchased by our employees under the program, we incurred compensation expense of CHF 659,272 (U.S.$371,170) in the fourth quarter of 2000. The amount of shares issued under the discounted share purchase plan had a maximum aggregate value of CHF 1,538,303 (U.S.$865,431), representing 9,767 shares, at the initial offering price of CHF 225, discounted by 30%. Employees are at all times fully vested in their shares.

      None of the shares purchased in the offering by employees under this plan may be transferred or sold until the second anniversary from the date of the closing of the offering, after which date they may either be retained or sold. In the case of an employee's termination of employment as a result of resignation, dismissal for cause, retirement or disability, the shares will remain subject to the lock up agreement. In the case of termination of employment upon dismissal (other than for cause) or death, the lock up agreement will be released.

      Shares purchased under the discounted share purchase plan and the leveraged share plan may be settled either in shares or ADSs. Options exercised under the leveraged share plan may be settled in shares.

      It is anticipated that our Board of Directors will establish an equity incentive plan to provide for future equity awards to employees in the foreseeable future.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

      The following table sets forth the number and the percentages of shares, on a fully diluted basis, that our principal shareholder Unaxis Holding AG owned as of February 28, 2003 and December 31, 2002.

                                      As of February 28, 2003                 As of December 31, 2002
Owner                         Number of Shares (1)(2)   Percent(1)    Number of Shares(2)(3)     Percent
-----                         -----------------------   ----------    ----------------------     -------
Unaxis Holding AG                     451,675              19.51%             451,675             19.51%
Hofwiesenstrasse
Churerstrasse 120
P.O. Box 8808
Pfaefficon/SZ/Switzerland

            o Each share, including any of the shares owned by Unaxis, has one vote.

            o Under a share lending agreement entered into by Unaxis and the underwriters in our initial public offering, the underwriters obtained from Unaxis 260,000 shares to cover over-allotments. The over-allotment option was not exercised by the underwriters and the share lending agreement was settled by returning 133,075 shares to Unaxis and selling the remaining 127,325 shares to certain institutional investors.

      According to our records, 168,036 of our shares are held, directly or in the form of ADS, by an aggregate of approximately 142 holders located in the United States. However, some of the shareholders located in the United States might have chosen not to register their name, citizenship or registered office and address in our share register. For this reason, our records may not accurately reflect the actual number of holders located in the United States and the shares held by these holders.

      There are no arrangements which INFICON is aware of that may result in a change of control of INFICON.

B. Related Party Transactions.

Agreements in Connection with our Separation from Unaxis

      In connection with our separation from Unaxis and our initial public offering on November 9, 2000, we entered into a number of agreements with related parties. The summary description of these agreements below does not purport to be complete. You should read the full text of these agreements which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by reference. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

      Agreements with Unaxis

      We and Unaxis have entered into the master separation agreement which contains the key provisions relating to our separation from Unaxis, our capitalization by Unaxis and our initial public offering. In addition, the master separation agreement provides for ancillary agreements which have been entered into by us and companies which have or will become our subsidiaries on the one hand and Unaxis and its subsidiaries on the other. The ancillary agreements include:

            o agreements with respect to the transfer of assets related to our business by Unaxis entities to companies which have or will become our subsidiaries (asset transfer agreements);

            o     intercompany service agreements;

            o     intellectual property assignments and license agreements; and

            o     a tax deed.

      Master Separation Agreement

      Separation from Unaxis. The master separation agreement governs key matters relating to the separation of the INFICON divisions from the various Unaxis subsidiaries of which they were a part, and the transfer of these divisions into separate Unaxis subsidiaries. Unaxis' contribution of the subsidiaries engaged in the INFICON business to INFICON Holding AG was substantially complete on October 4, 2000. The master separation agreement sets forth the obligations of the parties after the separation, including each party's obligation to use its best efforts to cause its subsidiaries to comply with the terms of its respective intercompany service agreement and the following additional matters:

      Non-Compete. We use subsidiaries of Unaxis as a distribution channel for some of our vacuum control products. Generally speaking, we distribute these products directly to OEMs and end users and the Unaxis subsidiaries distribute these products to OEMs and end users under their private label. Except for these areas which relate to leak detection and those described in "Intellectual Property Assignment and License Agreements" below, we and Unaxis have agreed not to compete with each other in our core lines of business for a period of five years after the separation date.

      Generally speaking, our core lines of business for these purposes encompass the businesses we are in today, as described in this annual report.

      In more specific terms, Unaxis has agreed not to compete with us in the following businesses:

(1) Process Knowledge and Control:

      Wafer state sensors, including sensors to determine etch rate, uniformity of etch rate and completion of etch process; optical emission spectrometers; and thin film deposition controllers. Process state sensors, including gas analyzers based on mass spectrometer technology; and gas concentration controllers based on acoustic resonance technology. Sensor integration and analysis software, including FabGuard software.

(2) Ultra Clean Processing:

      Stand alone plasma cleaners. Plasma cleaning step before wire bonding or die attaching. Plasma treatment/activation before molding. Contact cleaning for PC boards.

(3) Leak Detection:

      Helium leak detectors. Refrigerant leak detectors. Other leak detectors.

(4) Vacuum Control:

      Capacitance diaphragm gauges (including such gauges with a ceramic diaphragm), Bayard Alpert gauges, Penning gauges, Pirani gauges and combination gauges. Various valves and fittings, including integrated gas-dosing controllers.

      We have agreed not to compete with Unaxis in the following businesses:

(1) Information Technology:

      Semiconductor technology, including systems and processes used in the manufacture of application-specific integrated circuits and coatings for ultrathin semiconductor substrates. Data storage, including optical and magnetic storage. Displays, including TFT displays and large area coating. Optical coating systems and components. Coating materials.

(2) Surface Technology:

      Tool coatings. Component coatings. Decorative coatings.

      In the fields of information and surface technology we may, however, compete with Unaxis: in connection with copper wire bonding processes in back end semiconductor manufacturing processes; the continued sale of the small ultra high-vacuum coater for research and development applications; and in any instrumentation that is used to monitor or control processes, such as our process knowledge and control products.

(3) Components:

      Systems/Products for Vacuum Generation including:

            o     Dry pumps

            o     Turbomolecular pumps (including drag pumps)

            o     Cryogenic pumps

            o     Turbostream blowers

            o     Forevacuum pumps

            o     Cryo cooler technology

      Gas Chromatograph/Mass Spectrometers for volatile organic compounds, payload fairings for space industry, and satellite and solar generator components.

      In addition to the above, the parties have also agreed (1) not to compete with each other in the ultra clean processing businesses of each party and (2) that each party may continue to compete with the other, to the extent that, and in the businesses they were competing in, on the effective date of the asset transfers.

      We believe that the non-compete arrangement allows us to continue to conduct our business as currently operated. However, technology in the semiconductor industry is constantly evolving and could move rapidly in a direction we have not anticipated. Accordingly, there can be no assurance that these limitations will not have a material adverse effect on us.

      Indemnities. Unaxis has agreed to indemnify us for any loss incurred by us as a result of any claim or action resulting out of or from the operation of any business other than our business prior to, on or after the date of separation. In turn, we have agreed to indemnify Unaxis or any of its subsidiaries for any loss incurred by any of them as a result of any claim or action resulting out of or from the operation of our business prior to, on or after the date of separation.

      Expenses. We shared the costs and expenses related to our initial public offering with Unaxis in relation to the amount of shares sold by each of Unaxis and us in the initial public offering. Unaxis paid most of the costs and expenses related to our separation from Unaxis.

      Termination. The master separation agreement terminates on the earlier of mutual consent of Unaxis and us and three years from the date of the separation.

      Although the Master Separation Agreement was not negotiated at arm's length, we believe that these terms and conditions, taken as a whole, are no less favorable to us than we could have obtained from unaffiliated third parties.

      Asset Transfer Agreements

      The asset transfer agreements identified the assets that Unaxis and other wholly owned subsidiaries of Unaxis have transferred to us, the liabilities we have assumed from them in 10 different jurisdictions and the terms of the asset transfers in connection with our reorganization. In each jurisdiction, the agreement was entered into by a subsidiary of INFICON as purchaser, and a Unaxis subsidiary located in the same jurisdiction as seller.

      Except with respect to China, Unaxis has transferred to INFICON all of its assets related to the businesses described in this annual report which are necessary to conduct the INFICON businesses as they were conducted by Unaxis prior to the asset transfers. The aggregate transfer price with respect to the various asset transfers of approximately CHF 250 million (U.S.$140.6 million) was not negotiated at arm's length. The transfer prices were determined by Unaxis in accordance with tax rulings, tax law requirements, and other statutory requirements of the local jurisdictions in which the assets are located.

      The asset transfer agreements were entered into on various dates during the period from June 30, 2000 to December 15, 2000. Regulatory requirements in China delayed the transfer of Chinese assets. The Chinese transfer became effective in the second quarter of 2001. During the current transition period, Unaxis held any benefits and liabilities derived from these assets for the benefit of our new Hong Kong subsidiary.

      Intercompany Service Agreements

      Services. Each of our subsidiaries has signed one or several intercompany service agreements with its respective Unaxis counterpart or counterparts in its jurisdiction. These agreements cover various services that differ from jurisdiction to jurisdiction, including finance, legal, tax, information technology, human resources, and other services. Each agreement includes a detailed description of the services to be provided and service terms. The service fee for all the agreements was determined by Unaxis. Although these agreements were not negotiated at arm's length, we believe that they are on terms no less favorable to INFICON than could have been obtained from unaffiliated third parties.

      Standard of Care, Duty to Cooperate, and Delegation of Performance. Each providing company has agreed to maintain a high professional standard of care in rendering the services and to use reasonable efforts to follow the pre-existing policies, procedures, and practices. The parties have agreed to use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of the services. The providing company may engage a subcontractor to perform a service, provided that the subcontractor agrees to abide by the terms of the agreement and no extra compensation is owed to the providing company.

      Term and Termination. Except for the agreement of our Taiwan subsidiary which terminated March 30, 2001, the agreements remain in effect for an unlimited period of time unless terminated in accordance with the terms of the agreement. The agreement provides for a termination by any party upon six months' prior written notice. In addition, any party may terminate the agreement in case of a material breach of the agreement if the breaching party has not remedied such breach within sixty business days after being given notice of the breach. A termination may relate to all or any one or more services, except in the event of a material breach of a service where it relates to this particular service only.

      Fees. Fees are determined annually and are calculated based on the projected direct or indirect cost of providing the services for that year plus 7%. There are no adjustments made if the actual direct and indirect costs differ from those projected. Fees for any additional services are determined on a case by case basis.

      Payment Terms. Under each agreement, the providing company bills the receiving company on a monthly basis for all fees and expenses. The service fee is due on the first day of each month and payable by the receiving company within 15 days after receipt of an invoice. Late payments beyond 60 days are subject to an 8% per annum interest charge on the invoiced amount.

      Dispute Resolution. The parties agreed to make a good faith attempt to resolve any dispute first by negotiation and arbitration before resorting to litigation.

Intellectual Property Assignment and License Agreements

      We have entered into intellectual property assignment and royalty-free license agreements with various Unaxis entities as part of the reorganization. Generally speaking, with the exception of the patents related to the ultra clean processing business, all of the Unaxis patents and other intellectual property which are currently used by Unaxis that relate to INFICON's business have been assigned to INFICON, with royalty-free licenses granted back to Unaxis on the basis described below. Unaxis has retained the patents related to the ultra clean processing business and has granted INFICON a royalty-free license to use such property on the basis described below. The licensing arrangements have been drafted to be consistent with the non-compete arrangement described under "Master Separation Agreement."

      o A license agreement between Unaxis, as licensor, and INFICON, as licensee, governs our use of a number of Unaxis patents related to the ultra clean processing business and the leak detection business. This license allows us to use Unaxis patents exclusively for five years, and non-exclusively thereafter, in the fields of plasma cleaning/activation of quad flat package, plastic ball grid array, personal computer board, chip scale package and multi chip module, with the exception of chip scale package and multi chip module processed for or within the multi-chamber systems and modules, such as cluster tools. This license also allows us to use such Unaxis patents non-exclusively in the fields of leak detector and plasma cleaning/activation processes for assembly and packaging concepts, including wafer level and board level techniques, including chip scale package and multi chip module processed for or within the multi-chamber systems and modules, such as cluster tools. This license is royalty-free, perpetual and worldwide. In addition, Unaxis has agreed that it will not grant any further licenses under the leak detector patents.

      o A license agreement between INFICON, as licensor, and Unaxis, as licensee, provides for the Unaxis entities' use of the intellectual property we acquired under the intellectual property assignment agreements described above. This license allows the Unaxis entities to use such intellectual property exclusively for five years, and non-exclusively thereafter, in the field of designing, producing, selling and servicing information technology, surface technology and components relating thereto. This license also allows the Unaxis entities to use such intellectual property non-exclusively in all other fields outside of the field of designing, producing, selling and servicing of process knowledge and control systems, semiconductor cleaning systems, leak detection products and various gauges, valves and fittings associated with vacuum processes. This license is royalty-free, perpetual, and worldwide.

      The licenses granted to the licensee in each agreement, other than the leak detector licenses, terminate upon a change of control which has not been consented to by the relevant licensor. For purposes of the foregoing, "control" means (i) the ownership of at least 50% of the equity of beneficial interest of a person, (ii) the right to vote for or appoint a majority of the board of directors or other governing body of such person, or (iii) the power to directly or indirectly direct or cause the direction of the management and policies of such person by any means whatsoever.

      Although the license agreements were not negotiated at arm's length, we believe that their terms and conditions, taken as a whole, are no less favorable to us than we could have obtained from unaffiliated third parties. We also believe that the licensing arrangements described above will allow us to continue to conduct our business as currently operated. However, technology in the semiconductor industry is constantly evolving and could move rapidly in a direction we have not anticipated. Accordingly, there can be no assurance that the limitations in the ultra clean licenses will not have a material adverse effect on us.

      As part of the reorganization, we have also entered into a number of intercompany license agreements to allow INFICON affiliates to use the intellectual property acquired under the intellectual property assignment agreements described above.

      Tax Deed

      We and Unaxis have entered into a tax deed in order to regulate our and their subsidiaries' tax affairs in connection with our separation from Unaxis and our initial public offering. In general, under the tax deed, Unaxis is responsible for all taxes resulting from our separation, our initial public offering, and all taxes relating to our business for any period ending on or before the date of separation. We are responsible for all taxes relating to our business for any period beginning after the date of separation. The tax deed also provides that each of Unaxis and us will indemnify the other for all taxes for which it is responsible.

      Although the tax deed was not negotiated at arm's length, we believe that its terms and conditions, taken as a whole, are reasonable.

Intercompany Loans

      As of December 31, 2002 we have the following intercompany loans outstanding:

                               Intercompany Loans
                                 (in thousands)

                                                                                            Interest
Borrower                          Lender                 Currency   Face Amount    in USD     Rate
--------                          ------                 --------   -----------    ------     ----
INFICON Inc, US                   INFICON GmbH, CH         USD         66,598      66,598     6.85%
INFICON GmbH, Cologne             INFICON GmbH, CH         EUR         11,709      12,271     3.90%
INFICON AG, Liechtenstein         INFICON Holding AG       CHF         17,291      12,449     3.53%
INFICON Ltd, Korea                INFICON Holding AG       KRW        481,546         367     6.40%
INFICON Ltd, Korea                INFICON Holding AG       USD            685         685     3.51%
INFICON Pte Ltd, Singapore        INFICON Holding AG       USD            500         500     6.40%
INFICON Ltd, Taiwan               INFICON Holding AG       USD            600         600     3.50%
INFICON Ltd, United Kingdom       INFICON Holding AG       GBP            100         160     6.04%
INFICON Aaland Ab, Finland        INFICON Holding AG       EUR            850         891     3.85%
INFICON Ltd, Hong Kong            INFICON Holding AG       USD            328         328     3.43%

      All of these loans are unsecured fixed advances extended in connection with the purchase by our subsidiaries of the assets relating to our business from Unaxis.

C. Interests of Experts and Counsel.

      Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Index to Financial Statements

                                                                                                 Page Number
                                                                                                 -----------
Consolidated Balance Sheets as of December 31, 2002 and 2001                                             F-4

Consolidated Statements of Income for the three years in the period ended December 31, 2002              F-5

Consolidated Statements of Stockholders' Equity for the three years in the period ended
December 31, 2002                                                                                        F-6

Consolidated Statements of Cash Flows for the three years in the period ended December 31, 2002          F-7

Legal Proceedings

      We are not currently involved in any material court, arbitral, or administrative proceedings, nor are we aware of any such proceeding pending or threatened.

Dividend Policy

      We currently intend to retain all future earnings to finance future growth and therefore do not anticipate proposing to our shareholders the payment of any dividends in the foreseeable future.

B. Significant Changes.

      Since the date of the annual financial statements included in this annual report, no significant change has occurred.

Item 9. The Offer and Listing

A. Offer and Listing Details.

      The Company's registered shares are listed and principally traded on the Swiss Exchange, where prices are expressed in Swiss Francs. The Company's registered shares are also traded on the Nasdaq National Market as American Depositary Shares. The table below presents, for the registered shares on the Swiss Exchange and Nasdaq National Market the:

      o     annual high and low market prices for the last three years and,

      o     high and low market prices for each financial quarter for 2002 and,

      o high and low market prices for each month for the most recent six months.

For each of the periods indicated, the information presented is based on the:

      o high and low closing sales prices quoted in Swiss Francs for the registered shares on the Swiss Exchange.

      o the U.S. Dollar equivalent based on the Noon Buying Rate on the last trading day of the periods presented. The "Noon Buying Rate" is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

      For the last three years and each financial quarter for 2002, our high and low market prices have been:

             Period                              High                                  Low
--------------------------------  ----------------------------------    ----------------------------------
                                  Shares (in CHF)    ADSs (in U.S.$)    Shares (in CHF)    ADSs (in U.S.$)
                                  ---------------    ---------------    ---------------    ---------------
Year Ended
Year ended December 31, 2000           240.00             12.88               150.00            9.75
Year ended December 31, 2001           197.00             11.50                86.00            5.40
Year ended December 31, 2002           176.00             10.50                58.75            3.97

Quarter Ended

Quarter ended March 31, 2002           172.00             10.08               140.00            8.23
Quarter ended June 30, 2002            176.00             10.50               134.00            8.94
Quarter ended September 30, 2002       150.00             10.09                66.50            4.44
Quarter ended December 31, 2002         95.00              6.40                58.75            3.97

Month Ended

February 28, 2003                       55.00              4.04                43.00            3.16
January 31, 2003                        66.00              4.80                50.00            3.64
December 31, 2002                       95.00              6.40                71.00            4.79
November 30, 2002                       88.50              5.96                61.00            4.12
October 31, 2002                        80.00              5.37                58.75            3.97
September 30, 2002                     134.00              8.99                66.50            4.44

B. Plan of Distribution.

      Not applicable.

C. Markets.

      Our shares are listed on the SWX Swiss Exchange and our ADSs are listed on The Nasdaq National Market, in each case under the symbol "IFCN."

D. Selling Shareholders.

      Not applicable.

E. Dilution.

      Not applicable.

F. Expenses of the Issue.

      Not applicable.

Item 10. Additional Information

A. Share Capital.

      Not applicable.

B. Memorandum and Articles of Association.

      Set forth below is a summary description of the material provisions of our articles of incorporation and Swiss law relating to our company purpose and shareholders' rights.

Register Entry Number and Purpose of INFICON Holding AG

      INFICON Holding AG is registered in the commercial register of the Canton of St. Gallen, Switzerland. There is no register entry number. On their first page, our articles of incorporation describe the objects and purpose of our corporation as follows:

      "The purpose of the Corporation is to participate in manufacturing, trading, and service businesses in Switzerland and abroad and to hold, acquire, and sell such participations.

      The Corporation may, in Switzerland as well as abroad, establish branches and subsidiaries. The Corporation may perform all transactions which are directly or indirectly related to its purpose.

      Furthermore, the Corporation may acquire or sell real estate."

Transfer of Shares

      There are no restrictions on the free transferability of our shares. A transfer of shares is effectuated by corresponding entry in the books of a bank or depositary institution following assignment in writing by the selling shareholder and notification of such assignment to us which can be made by the bank or the depositary institution. In order to be registered in our share register as a shareholder with voting rights, a purchaser must file with us a share registration form disclosing its name, citizenship, or registered office and address.

      A purchaser that does not make such disclosure will be registered as a shareholder without voting rights. This means that the purchase r may not participate in or vote at a shareholders' meeting, but will still be entitled to dividends and other rights with financial value. Notwithstanding the foregoing, any shares held by or on behalf of The Bank of New York, as depositary, or any successor depositary for the ADSs, will be registered with voting rights. We may enter into agreements with banks or finance companies which hold shares for the account of other persons (nominees) regarding the entry of the beneficial owners of our shares into the share register.

      The shares and the pecuniary rights arising therefrom may only be pledged in favor of the bank which has the book-entry regarding these shares by written pledge agreement. A notification to us is not required.

Voting Rights and Share Certificates

      Each of our shares carries one vote at our shareholders' meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register (Aktienbuch) as a shareholder with voting rights. We may enter into agreements with banks or financial companies which hold shares for the account of other persons (nominees) regarding the exercise of the voting rights related to the shares. Registration with voting rights is subject to restrictions. See "The Offer and Listing--Transfer of Shares."

      Our shares are cleared and settled through SIS SegaInterSettle AG. The shares will not be physically represented by certificates but will be managed collectively in book-entry form by SIS SegaInterSettle AG. Shareholders are therefore not entitled to have their shares physically represented and delivered in certificate form (aufgehobener Titeldruck). They can, however, request a statement confirming their ownership of the shares.

Net Profits, Dividends and Liquidation Rights

      Swiss law requires that at least 5% of our annual net profits must be retained by us as general reserves for so long as these reserves amount to less than 20% of our par share capital. Because INFICON Holding AG is a holding company, any net profits remaining thereafter are distributable at the shareholders' meeting.

      Under Swiss law, dividends may be paid out only if a company has sufficient distributable profits from previous business years, or if the reserves of the company are sufficient to allow the distribution of a dividend. In either event, dividends may be paid out only upon approval by the shareholders' meeting. The board of directors may propose that a dividend be paid out, but cannot itself declare the dividend. In practice, the shareholders' meeting usually approves the dividend proposal of the board.

      Dividends are usually due and payable immediately after the shareholders' resolution relating to the allocation of profits has been passed. The statute of limitations in respect to dividend payments is five years. For information about deduction of withholding taxes, see "Taxation."

      In the event of liquidation, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid par value of shares held, but this surplus is subject to Swiss withholding tax of 35%. see "Taxation."

No Liability of Our Shareholders for Capital Calls; No Redemption, Sinking Fund or Similar Provisions

      Our shares are fully paid-up and non-assessable. No shareholder has any liability to further capital calls by us. Our articles of incorporation do not contain any redemption provisions, sinking fund provisions, or any provisions discriminating against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of shares.

Repurchase of Shares

      Swiss law limits the number of our shares which we may hold or repurchase. We and our subsidiaries may only repurchase our own shares if we have sufficient available reserves to pay the purchase price, and if the aggregate par value of such shares does not exceed 10% of our par share capital. Shares repurchased by us and our subsidiaries do not carry any rights to vote at shareholders' meetings but are generally entitled to the economic benefits applicable to our shares generally. Furthermore, we must create a reserve on our balance sheet in the amount of the purchase price of the acquired shares. Currently, we own none of our own shares.

Change of Shareholder Rights

      Under Swiss law, the rights of shareholders may only be changed by way of amending the articles of incorporation which requires a shareholders' resolution passed by the majority of the shares represented at the shareholders' meeting. In addition, certain changes to shareholder rights require a supermajority of votes. For instance, a reverse stock split may only be effectuated by a unanimous vote of the shareholders of a corporation. The creation of shares with privileged voting rights, restrictions on the transferability of shares, or a restriction or elimination of preemptive rights of shareholders require a resolution passed at a shareholders' meeting with a supermajority (qualifiziertes Mehr) of two-thirds of the shares represented at such meeting and a simple majority of the aggregate par value of the shares represented at such meeting.

Shareholders' Meetings

      Under Swiss law, an annual shareholders' meeting must be held within six months after the end of a company's financial year. Shareholders' meetings may be convened by the board of directors or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if so requested by holders of shares representing in aggregate at least 10% of the share capital of the company. Shareholders holding shares with a par value of at least CHF 1 million have the right to request in writing, at least 50 days prior to the day of the respective shareholders' meeting, that a specific proposal be discussed and voted upon at such shareholders' meeting. If the board of directors does not call a shareholders' meeting within a reasonable period after the request was made, it may be ordered by a judge at the request of the shareholders seeking such a meeting. A shareholders' meeting is convened by the board of directors publishing a notice in the Swiss official gazette of commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. In addition, shareholders may be informed by a letter sent to the address indicated in the share register.

      There is no provision in our articles of incorporation requiring a presence quorum at shareholders' meetings.

Restrictions on Right to Own our Securities and on Ability to Effect a Change of Control

      Apart from the limitations described above on the right of a company to own its own securities and the restriction on the voting rights of a purchaser of our shares that does not file with us a share registration form disclosing its name, citizenship, and registered office or address, there are no limitations on the rights to own securities of INFICON, regardless of who owns them.

      None of our organizational documents contain any provision that would have an effect of delaying, deferring or preventing a change of control of INFICON.

Disclosure of Principal Shareholders

      None of our organizational documents contain any provision governing the ownership threshold above which ownership must be disclosed. However, under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire or dispose of shares and thereby reach, exceed, or fall below the respective threshold of 5%, 10%, 20%, 33.33%, 50%, or 66.66% of the voting rights of a Swiss listed company with a registered office in Switzerland must notify the company and the SWX Swiss Exchange of such transactions in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation must inform the public within two trading days.

      An additional disclosure obligation exists under the Swiss Code of Obligations pursuant to which a company must disclose the identity and size of shareholdings of all its shareholders and shareholder groups acting in concert who hold more than 5% of its voting rights. This disclosure must be made once a year in the notes to the financial statements as published in the company's annual report.

Changes in Capital

      Our articles of incorporation do not impose conditions governing changes in the capital that are more stringent than is required by law. Under Swiss law, additional capital may be raised by shareholders' resolution of a majority of shares except for an increase in our share capital (i) by way of capitalization of reserves (Kapitalerhohung aus Eigenkapital), (ii) against contribution in kind (Sacheinlage), (iii) for the acquisition of assets (Sachubernahme), (iv) involving the grant of special privileges or benefits, or (v) for the purpose of creating authorized or conditional share capital which require a resolution passed at a shareholders' meeting with the supermajority (qualifiziertes Mehr) of at least two-thirds of the shares represented at such meeting and a simple majority of the aggregate par value of the shares represented at such meeting.

Authorized and Conditional Share Capital

      Under the Swiss Code of Obligations, the shareholders may decide on an increase of the share capital in a specified aggregate par value up to 50% of the existing share capital in the form of:

      (1) authorized capital (genehmigtes Kapital) to be utilized at the discretion of the board of directors within a period not exceeding two years; or

      (2) conditional capital (bedingtes Kapital) for the purpose of issuing shares, inter alia, (i) to grant rights to employees of a company or its subsidiaries to subscribe to new shares or (ii) to grant conversion rights or warrants to holders of convertible bonds. Such capital is called "conditional" because the issuance of any new shares is conditioned upon third parties, such as employees of the company or convertible bondholders, exercising their rights to require the issuance of such shares.

Director's Power to Vote on a Proposal in Which the Director is Materially Interested

      None of our organizational documents contain any provision with respect to
(a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (d) retirement or non-retirement of directors under an age limit requirement; and (e) number of shares, if any, required for director's qualification.

      Under applicable Swiss law, however, a director or officer of a company is prohibited from representing the company in a transaction to which such director or officer is a party unless the director or officer is explicitly authorized to do so by the company, the transaction is later approved by the company or there is no potential risk of overreaching by the director or officer. The same holds true if a person who is a director or officer of two companies acts on both sides of a transaction between the two companies. However, Swiss case law seems to permit such "double representation" between affiliated companies, at least in transactions between a parent company and its wholly-owned subsidiary. In addition, the duty of loyalty imposed on a director or officer by Swiss corporation law requires such director or officer to abstain from voting on a matter in which the director or officer is not only materially interested but in which the director or officer's interest is directly opposite to the one of the company.

The Rights of ADR Holders

      The rights of our ADR holders are set out in and limited by the provisions of the deposit agreement among us, The Bank of New York, and the owners and beneficial owners from time to time of ADRs.

      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279, and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

Share Dividends and Other Distributions

      The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

      o Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any approval from the Swiss government is needed and can not be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

      Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under Swiss law. See "Additional Information---Taxation" below. It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

      o Shares. The Bank of New York may distribute additional ADSs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADS will also represent the new shares.

      o Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you.

            The Bank of New York will first consult with us and we must furnish The Bank of New York with satisfactory evidence that it is legal to do so. If we don't furnish this evidence, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of New York will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

      If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

      U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, The Bank of New York may deliver the ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the necessary restrictions in place.

      o Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical, provided, if the distribution is of securities, that we furnish it with satisfactory evidence that it is legal to do so. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

      The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. For example:

      o if Switzerland were to impose restrictions on convertibility of its currency into U.S. Dollars or transfers of currency out of the country, it could be unlawful or impractical for The Bank of New York to make a cash distribution to ADR holders (currently no restrictions of this type exist);

      o distribution of shares, rights or other securities to ADR holders could be unlawful if the distribution would be considered a sale under U.S. securities law and the shares, rights or other securities were not registered under the Securities Act of 1933 for offer and sale in the United States; and

      o a distribution to ADR holders could be impractical if the expenses The Bank of New York would incur in making the distribution would exceed the value of the distribution to ADR holders.

      We have no obligation to register ADSs, shares, right,s or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights, or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

      Deposit, Withdrawal, and Cancellation

      The Bank of New York will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

      You may turn in your ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk, and expense, The Bank of New York will deliver the deposited securities at its office, if feasible.

      Voting Rights

      You may instruct The Bank of New York to vote the shares underlying your ADRs, but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

      If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Swiss law and the provisions of our articles of incorporation, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

      We can not assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

      The rules of The Nasdaq National Market currently require us to solicit proxies from holders of ADSs. Accordingly, we intend to ask The Bank of New York to seek your voting instructions for all shareholder meetings. However if we were to delist the ADSs from The Nasdaq National Market, Nasdaq's rules no longer require solicitation, we would have the right not to ask for voting instructions. For example, we might decide to do so in order to save the expenses of the solicitation, or if we decide that too few ADR holders were interested in exercising voting rights, or if we preferred that the shares represented by ADSs not be voted.

Fees and Expenses

ADR holders must pay:                                      For:
---------------------                                      ----
$5.00 (or less) per 100 ADSs                               o  Each issuance of an ADR, including as a result of a distribution of shares or rights or other property.

                                                           o  Each cancellation of an ADR for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS                                     o  Any cash distribution to you.

A fee equivalent to the fee that would be payable if the   o  Distribution of securities distributed to holders of deposited
securities distributed to you had been shares and the         securities which are distributed by The Bank of New York
shares had been deposited for issuance of ADSs                to ADR holders.

$1.50 per ADR delivered                                    o  Registration or transfer of ADRs.

Registration or transfer fees                              o  Transfer and registration of shares on our share register to or from the name of The Bank of New York or its agent when you
                                                              deposit or withdraw shares. No such fees are currently
                                                              charged for registration or transfer of our shares.

Expenses of The Bank of New York                           o  Conversion of foreign currency to U.S. Dollars.

                                                           o  Cable, telex and facsimile transmission expenses (if expressly provided in the deposit agreement).

Taxes and other governmental charges The Bank of           o  As necessary.
New York or the custodian have to pay on any ADR
or share underlying an ADR, for example, stock
transfer taxes, stamp duty or withholding taxes

Any charges payable by The Bank of New York or its         o  As incurred. No charges of this type are currently made in the
agents in connection with servicing the deposited             Swiss market.
securities.

      Payment of Taxes

      The Bank of New York may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

      Reclassifications, Recapitalizations and Mergers

If we:                                                      Then:
------                                                      -----
o Change the nominal or par value of our shares             The cash, shares or other securities received by The Bank of
                                                            New York will become deposited securities. Each ADS will
o Reclassify, split up or consolidate any of the            automatically represent its equal share of the new deposited
  deposited securities                                      securities.

o Distribute securities on the shares that are              The Bank of New York may, and will if we ask it to, distribute
  not distributed to you                                    some or all of the cash, shares or other securities it received. It
o Recapitalize, reorganize, merge, liquidate, sell all or   may also issue new ADRs or ask you to surrender your
  substantially all of our assets, or take any similar      outstanding ADRs in exchange for new ADRs identifying the
  action                                                    new deposited securities.

      Amendment and Termination

      We may agree with The Bank of New York to amend the deposit agreement and the ADRs without your consent for any reason. If the deposit amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of The Bank of New York for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

      The Bank of New York will terminate the deposit agreement if we ask it to do so. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, The Bank of New York must notify you at least 30 days before termination.

      After termination, The Bank of New York and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, and (3) deliver shares and other deposited securities upon cancellation of ADRs. One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Bank of New York's only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify The Bank of New York for some losses and to pay certain amounts to The Bank of New York.

      Limitations on Obligations and Liability

      The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. We and The Bank of New York:

      o are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

      o are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

      o are not liable if either of us exercises discretion permitted under the deposit agreement;

      o have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

      o may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

      In the deposit agreement, we agree to indemnify The Bank of New York for acting as depositary, except for losses caused by The Bank of New York's own negligence or bad faith, and The Bank of New York agrees to indemnify us for losses resulting from its negligence or bad faith.

      Requirements for Depositary Actions

      Before The Bank of New York will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, The Bank of New York may require:

      o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

      o satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

      o compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

      The Bank of New York may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of The Bank of New York or our transfer books are closed or at any time if The Bank of New York or we think it advisable to do so.

      Your Right to Receive the Shares Underlying Your ADRs

      You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

      o When temporary delays arise because: (1) The Bank of New York has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our shares.

      o When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

      o When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

      Pre-release of ADRs

      The deposit agreement permits The Bank of New York to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

C. Material Contracts.

Agreements in Connection with our Separation from Unaxis

      For a summary description of these agreements, to the extent they are material, please see "Major Shareholders and Related Party Transactions--Related Party Transactions.".

      For a summary description of the deposit agreement between us, The Bank of New York as depositary and the owners and beneficial owners from time to time of ADRs, please see "Additional Information---The Rights of ADR Holders."

Loan Agreement with Credit Suisse

      On November 23, 2000, we entered into a loan agreement with Credit Suisse to provide us with working capital financing in an amount of up to U.S.$30.0 million in the form of either a current account loan, fixed advances, bid-/advance payment-/performance bonds, the issuance of letters of credit, or margin coverage for foreign exchange forward transactions. The initial interest rates for any current account loan were fixed at 9% for loans in U.S.$, 7.75% for loans in Euro and 5.25% for loans in CHF. Credit Suisse, however, reserved the right to make adjustments to reflect prevailing money and capital market conditions. Credit Suisse will in each case determine the interest rates for any fixed advances in accordance with prevailing money and capital market rates and the pricing grid attached as annex 1 to the agreement. Currently, the interest rate for fixed advances is set at LIBOR +1.25% per annum. As consideration for its services, Credit Suisse charged us an upfront fee of 0.125% upon closing of the agreement, calculated on the facility amount, and will charge us a quarterly fee of 0.25% on the loan amount when used as current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears, which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The agreement has a term of one year and will automatically be extended for another year, unless terminated with effect as of the end of a term by one party upon 90 days prior written notice. The agreement contains a pari passu covenant with respect to any existing or future similar bank loans and a material adverse change clause. The agreement is governed by Swiss law. Currently, we have not drawn funds under this facility.

Loan Agreement with HypoVereinsbank

      On February 28, 2001 the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD 5.5 million (U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on August 31, 2003 and has an option for extension. The Company has U.S.$0.0 million outstanding under the financing arrangement as of December 31, 2002

Loan Agreement with Dresdner Bank

      On June 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$5.3 million). The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement expires on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

Lease Agreements for Manufacturing Facilities in Balzers, Liechtenstein and Cologne, Germany

      The lease agreement between Unaxis Balzers AG as landlord and INFICON AG, Balzers as tenant for the manufacturing facility in Balzers, Liechtenstein was entered into on September 1, 2000 and remained in effect until January 31, 2002 at which time it was terminated to relocate the operations to an alternative facility in February 2002. The monthly rent for the new leased facility is CHF 254 (U.S.$163). This new facility is owned by a local private entrepreneur. The lease has a fixed duration of 12 years with options to renew for two additional terms of 7 years. Additionally, the rent may be increased by the landlord according to the Swiss consumer goods index.

      The lease agreement between BuL Vermietungsgesellschaft mbH & Co. KG as landlord and INFICON GmbH as tenant for the manufacturing facility in Cologne, Germany was entered on July 1, 2000 for a term of ten years. The monthly rent is EURO 111 (U.S.$116) and will be adjusted according to the prevailing German cost of living-index. The lease agreement is governed by German law and contains customary representations and warranties. In addition, landlord and tenant agreed that in the beginning of 2001 the tenant could vacate some of the used area and take over some additional floor-space in other buildings and that the landlord will make a correlating adjustment to the rent.

D. Exchange Controls.

      Other than in connection with government sanctions imposed on Iraq, Serbia, Libya (currently suspended), and portions of Angola (UNITA), there are currently no government laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.

E. Taxation.

Swiss Taxation of Residents of the United States

      Under Swiss tax laws, dividends paid and similar cash or in-kind distribution made by us to a holder of shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of presently 35%. The withholding tax must be withheld by us from the gross distribution and be paid to the Swiss Federal Tax Administration.

      Pursuant to the current Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income entered into force on December 19, 1997 (the "Treaty"), a U.S. holder of shares is eligible for a reduced rate of the withholding tax equal to 15% of the dividend, provided that such holder (1) is a resident of the United States for purposes of the Treaty, (2) qualifies for benefits under the Treaty, and (3) holds less than 10% of the voting stock of the company.

      Such an eligible holder must apply for a refund of the amount of the Swiss withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82, which may be obtained from any Swiss Consulate General in the United States or from the Federal Tax Administration of Switzerland at the address below. Three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss withholding tax withheld at source, such as certificates of deduction, signed bank vouchers, or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

United States Taxation

      The following discussion, based on current law, is a summary of the material United States federal income tax considerations to you of the acquisition, ownership, and disposition of the ADSs or shares as of the date hereof. The discussion of the United States federal income tax consequences set forth below is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and judicial decisions and administrative interpretations thereunder, all as currently in effect, and such authorities may be subject to subsequent changes in United States law or in any double taxation convention or treaty between the United States and Switzerland, which changes may have retroactive effect, so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder's circumstances, for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code. Also, this discussion does not deal with special rules that may apply to you if you are a member of a special class of holders subject to special rules, including:

      o     a dealer in securities or currencies,

      o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

      o     a financial institution,

      o     a life insurance company,

      o     a tax-exempt organization,

      o a person that actually or constructively owns 10% or more of our voting stock,

      o a person holding ADS or shares as part of a hedging, conversion or constructive sale transaction or straddle, or

      o     a person whose "functional currency" is not the United States
            Dollar.

      The discussion also does not discuss any aspect of state, local or foreign law, nor federal estate and gift tax law.

      The discussion below pertains to you only if you are a "U.S. Holder" who qualifies for benefits under the Treaty, holds less than 10% of our total shares outstanding, holds the ADSs or shares as a capital asset, and whose functional currency is the U.S. Dollar. You are a U.S. Holder if you are a beneficial owner of ADSs or shares and you are:

      o     a citizen or individual resident of the United States,

      o a corporation, partnership or other entity created in or under the laws of the United States or any political subdivision thereof,

      o an estate, the income of which is subject to United States federal income taxation regardless of its source, or

      o a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

      You will qualify for benefits under the Treaty under most circumstances if you are a resident of the United States for purposes of the Treaty and you are a U.S. Holder.

      You are urged to consult with your own tax advisor regarding the tax consequences of investing in the ADSs or shares, including the tax effects of any state, local, foreign, or other tax laws and possible changes in the tax laws.

      Distributions

      For United States federal income tax purposes, you will be required to include as ordinary dividend income the full amount (not reduced by any Swiss withholding tax) of any distribution to the extent paid to you out of the our current or accumulated earnings and profits as defined for United States federal income tax purposes. Such dividend will constitute income from sources outside the United States. Dividends paid by us are not eligible for the dividends received deduction generally allowed to corporate shareholders. If any distribution exceeds our current and accumulated earnings and profits, such excess will be treated as a nontaxable return of capital to the extent of your tax basis in the shares and thereafter as capital gain. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and as a U.S. Holder, you would not be able to use the foreign tax credit arising from any Swiss withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

      Because payments of dividends with respect to ADSs and shares are to be made in Swiss Francs, a U.S. Holder will be required to determine the amount of dividend income by translating the Swiss Francs into U.S. Dollars at the "spot rate" on the date of receipt regardless of whether such Swiss Francs are converted into U.S. Dollars. The tax basis of Swiss Francs received by you will equal the U.S. Dollar equivalent of such Swiss Francs at the spot rate on the date such Swiss Francs are received by you. Upon subsequent exchange of such Swiss Francs for U.S. Dollars, or upon the use of such Swiss Francs to purchase property, you will recognize exchange gain or loss equal to the difference between your tax basis for the Swiss Francs and the U. S. Dollars received or, if property is received, the fair value of the property on the date of the exchange. Such gain or loss will be treated as United States source ordinary income or loss. A U.S. Holder may be required to recognize exchange gain or loss if the amount of any refund of the Swiss withholding tax differs from the United States Dollar value of such refund on the date the dividends were received.

      You may be entitled to claim as a credit against your United States federal income tax liability, or alternatively you may deduct from your United States federal taxable income, the amount of the withholding tax to the extent of the 15% Treaty rate. However, your ability to claim a foreign tax credit is subject to a general limitation that is determined by the amount of your United States source income relative to your total income. In addition, your ability to claim the credit is subject to a specific basket limitation that is determined in a similar way with respect to a specific type of income. Any refundable portion of the paid Swiss withholding tax, such as the amount of the withholding tax in excess of the 15% Treaty rate, would not be eligible for credit against United States federal income tax liability. For foreign tax credit purposes, dividends paid by us will constitute "passive income" or, in the case of some U.S. holders, "financial services income." The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

      Sale, Exchange, or Other Disposition of Shares

      Any gain or loss on a sale, exchange, or other disposition of ADSs or shares by a U.S. Holder will be capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder's tax basis in the ADSs or shares. Any such gain or loss will be United States source gain or loss and will be long-term capital gain or loss if you held the ADSs or shares for more than one year. In the case of an individual U.S. Holder, capital gains will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

      Passive Foreign Investment Company Considerations

      We believe that we will not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current taxable year and expect to continue our operations in such a manner that we will not be a PFIC. However, this is a factual determination that must be made after the close of each taxable year and therefore is subject to change. We would be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares either (1) 75% or more of our gross income consists of some specified types of "passive" income, such as dividends, interest, rents and royalties, or
(2) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. If we were to become a PFIC for any taxable year during which you owned our ADSs or shares you (1) would be subject to additional taxes on certain distributions received from us and on any gain realized upon the sale or other dispositions of the ADSs or shares unless you made a mitigating tax election if available and (2) would be required to file an annual information return describing the distributions received from us and any gain realized upon the disposition of a beneficial interest in us. You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of ADSs or shares.

      United States Information Reporting and Backup Withholding

      Dividend payments with respect to the ADSs and shares and proceeds from the sale, exchange or redemption of the ADSs and shares paid to U.S. Holders other than some exempt recipients (such as corporations) may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. A U.S. Holder will provide such certification on Internal Revenue Service Form W-9. Shareholders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

      Amounts withheld as backup withholding may be credited against your federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents.

      Not applicable.

G. Statements by Experts.

      Not applicable.

H. Documents on Display.

      Except for the documents listed below, all documents referred to in this annual report were either filed with the Securities and Exchange Commission as exhibits to the registration statement on Form F-1 that became effective on November 8, 2000 or are being filed as exhibits to this annual report on Form 20-F and may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy, and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

      Copies of the our articles of incorporation are available at the office of INFICON Holding AG, Hintergasse 15 B, 7310 Bad Ragaz, Switzerland, and an English translation thereof has been filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form F-1.

I. Subsidiary Information.

      Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rate Risk

      Approximately 64.0%, 64.6%, and 65.3% of our net sales in the years ended December 31, 2002, 2001, and 2000, respectively, were recognized through our subsidiaries outside the United States. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. We derive a significant portion of our cash flows from foreign-denominated revenue. To the extent the Dollar value of foreign-denominated revenue is diminished as a result of a strengthening U.S. Dollar, our results of operations and cash flows could be adversely affected.

      The primary currencies to which we have exposure are the Japanese Yen, the Swiss Franc, and the Euro. This exposure arises from our sales of inventory among our subsidiaries for resale in local currencies. Consequently, the cash flows from our subsidiaries are affected by exchange rate fluctuations. To reduce the risks associated with foreign currency rate fluctuations, our manufacturing facilities in the United States and Germany enter into forward exchange contracts on a continuing basis for the purpose of controlling economic risks related to accounts receivable not denominated in its local currency, as well as risk related to our probable anticipated, but not firmly committed, transactions. The anticipated transactions whose risks are being hedged are the intercompany purchases of inventory among our various entities for resale in local currency. The time periods of the anticipated transactions that are hedged are generally one year or less.

      We had (gains) and losses from foreign currency transactions and foreign exchange contracts of U.S.$0.57 million U.S.$1.03 million and U.S.$0.14 million for the years ended December 31, 2002, 2001 and 2000, respectively, which are recorded as "other expense, net". The potential fair value loss for a hypothetical 10% adverse change in forward currency exchange rates on our forward exchange contracts at December 31, 2002, 2001, and 2000 would be U.S.$0.04 million, U.S.$0.9 million, and U.S.$0.5 million, respectively. This potential loss was estimated by calculating the fair value of the forward exchange contracts at December 31, 2002, 2001, and 2000 and comparing that to the calculation using the hypothetical forward currency exchange rates. While we do not enter forward exchange contracts for trading purposes, there can be no assurance that any losses realized on such instruments will be fully offset by gains on the underlying exposure. We plan to continue to use forward exchange contracts in order to mitigate the impact of exchange rate fluctuations.

      We have financial instruments, including cash, receivables, and payables, that are denominated in foreign currencies other than in U.S. Dollars. The net asset value of these financial instruments at December 31, 2002 and 2001 was U.S.$36.7 million and U.S.$38.4 million, respectively. Foreign currency balances are primarily denominated in Euros, Swiss Francs and Japanese Yen. Although we generally enter into foreign currency forward contracts, there still exists the risk related to functional currency exchange rate exposures. The result of a uniform 10% strengthening in the value of the Dollar relative to the currencies in which our net assets are denominated would result in a decrease in the net equity balance of U.S.$6.5 million, U.S.$6.2 million and U.S.$12.9 million as of December 31, 2002, 2001, and 2000, respectively and a decrease in net income and cash flows of U.S.$0.2 million, U.S.$0.9 million, and U.S.$1.5 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Item 12. Description of Securities Other Than Equity Securities

            Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

            None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

      The registration statement in Form F-1 (Commission File No. 333-12706) which we filed with the Securities and Exchange Commission in connection with our initial public offering became effective on November 8, 2000, the offering date. In our initial public offering, 1,736,000 INFICON shares, with a par value of CHF 10 each, directly or in the form of ADSs, were registered with the Securities and Exchange Commission and sold publicly in Switzerland and the United States and to institutional investors outside of Switzerland and the United States. Of the 1,736,000 shares, 315,000 were sold by us and 1,421,000 by Unaxis. The aggregate price of the offering amount registered and sold was CHF 390,600,000 (U.S.$219,903,963).

      Credit Suisse First Boston (Europe) Limited, Arnhold and S. Bleichroeder, Inc., Credit Suisse First Boston, Zurich, Deutsche Bank AG London, Bank Julius Baer & Co. Ltd., Pictet & Cie, and Bank Vontobel AG were the underwriters in our initial public offering.

      From November 9, 2000 to December 31, 2000, the amount of our expenses incurred in connection with our formation and our initial public offering , including underwriting discounts and expenses paid to or for underwriters was U.S.$4,165,000.

      We received net offering proceeds of CHF 63,669,571 (U.S.$35,708,121). In calculating this amount, we already considered the amount of shares purchased by our employees and the amount borrowed from us by our employees under our equity incentive plans described in "Directors, Senior Management, and Employees---Share Ownership."

      We used our net proceeds of the offering mainly to prepay a note in the principal amount of CHF 50.1 million (U.S.$28.2 million), with a maturity date of April 4, 2001 and bearing interest at the rate of LIBOR plus 0.25%, issued to Unaxis in connection with the reorganization.

      The remainder is being used, together with cash from other sources available to us, for general corporate purposes, including working capital requirements, and potentially, to fund acquisitions.

      We have not received any portion of the proceeds from the sale of shares by Unaxis.

Item 15. Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. Our principal executive officer and principal financial officer evaluated our disclosure controls and procedures as of December 31, 2002 and have concluded that as of the evaluation date, the disclosure controls and procedures were adequate to ensure that material information relating to the Company and its subsidiaries was made known to the officers by others within the Company.

(b) Changes in internal controls. There have been no significant changes in our internal controls or in other factors that could significantly affect such controls after the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements

      We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

Index to Financial Statements

1. Audited Financial Statements

                                                                                                Page Number
                                                                                                -----------
Report of Independent Accountants                                                                       F-2

Report of Independent Auditors                                                                          F-3

Consolidated Balance Sheets as of December 31, 2002 and 2001                                            F-4

Consolidated Statements of Income for the three years in the period ended December 31, 2002             F-5

Consolidated Statements of Stockholders' Equity for the three years in the period ended
December 31, 2002                                                                                       F-6

Consolidated Statements of Cash Flows for the three years in the period ended December 31, 2002         F-7

Notes to Consolidated Financial Statements                                                              F-8

Schedule I - Valuation and Qualifying Accounts                                                         F-29


Item 19. Exhibits

Index to Exhibits

Exhibit No.  Description
-----------  -----------

1.1*         Underwriting Agreement

1.2*         Share Lending Agreement

2.1* Master Separation Agreement between Unaxis Holding AG and INFICON Holding AG dated August 31, 2000

3.1*         Articles of Incorporation of the Registrant (English translation)

3.2 INFICON Holding AG, a Swiss Company, is not required to have By-laws under Swiss law

4.1* Deposit Agreement, dated as of November 8 , 2000, among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt

10.1*        INFICON Leveraged Share Plan

10.2*        INFICON Discounted Share Purchase Plan

10.3.1* Intercompany Service Agreement between Leybold Vakuum GmbH and INFICON GmbH

10.3.2* Intercompany Service Agreement between Unaxis Balzers Limited and INFICON Limited

10.3.3* Intercompany Service Agreement between Leybold Vacuum UK Limited and INFICON Limited

10.3.4* Intercompany Service Agreement between Leybold Vacuum Japan Co., Ltd and INFICON Co., Ltd.

10.3.5* Intercompany Service Agreement between Leybold Vacuum Korea Ltd. And INFICON Ltd.

10.3.6* Intercompany Service Agreement between Unaxis Singapore Pte Ltd and INFICON Pte Ltd.

10.3.7* Intercompany Service Agreement between Leybold Vacuum Products, Inc. and INFICON, Inc.

10.3.8* Intercompany Service Agreement between INFICON, Inc. and Leybold Vacuum Products, Inc.

10.3.9* Intercompany Service Agreement between Leybold Vacuum France SAS and INFICON SARL

10.3.10* Intercompany Service Agreement dated as of November 1, 2000, between Balzers and Leybold Taiwan Ltd., as Providing Company and INFICON Ltd. As Receiving Company.

10.4.1*      Asset Purchase Agreement between Leybold Inficon, Inc. and INFICON,
             Inc.

10.4.2* Asset Purchase Agreement between Leybold Vakuum GmbH and INFICON GmbH, Cologne (formerly known as Leybold Vakuum Deutschland GmbH), including Supplementary Agreement thereto

10.4.3* Asset Purchase Agreement between Unaxis Balzers Limited and INFICON Limited

10.4.4* Asset Purchase Agreement between Leybold Vacuum UK Limited and INFICON Limited

10.4.5* Asset Purchase Agreement between Leybold Vacuum Japan Co., Ltd. And INFICON Co., Ltd.

10.4.6* Asset Purchase Agreement between Leybold Vacuum Korea Ltd. And INFICON Ltd.

10.4.7* Asset Purchase Agreement between Unaxis Singapore Pte Ltd and INFICON Pte Ltd

10.4.8* Asset Purchase Agreement between Balzers and Leybold China Limited and INFICON Limited

10.4.9* Asset Purchase Agreement between Leybold SAS and INFICON GmbH, Cologne regarding sales of assets of French subsidiary, including English translation thereof

10.4.10* Asset Purchase Agreement between Leybold SAS and INFICON Limited, Liechtenstein regarding sale of assets of French subsidiary, including English translation thereof

10.4.11* Asset Purchase Agreement between Balzers and Leybold Taiwan, Ltd. And INFICON Ltd. Regarding sale of assets of Taiwanese subsidiary

10.5*        Tax Deed between Unaxis Holding AG and INFICON Holding AG

10.6*        Intellectual Property Assignment from Leybold Vakuum GmbH to
             INFICON GmbH

10.7*        Intellectual Property Assignment from Leybold Inficon, Inc. to
             INFICON GmbH

10.8*        Intellectual Property Assignment from Unaxis Balzers Limited to
             INFICON GmbH

10.9* Ultra Clean License Agreement between Unaxis Balzers Limited and INFICON GmbH, including Side Agreement thereto

10.10* Intellectual Property License Agreement between INFICON GmbH (Cologne) and INFICON GmbH

10.11* Intellectual Property License Agreement between INFICON GmbH and INFICON Limited

10.12* Intellectual Property License Agreement between INFICON GmbH and Unaxis Balzers Limited

10.13* Intellectual Property License Agreement between INFICON GmbH and INFICON, Inc.

10.14* Lease Agreement for manufacturing facilities in Cologne, Germany between INFICON GmbH and Balzers and Leybold Holding AG dated August 31, 2000 with English translation

10.15* Lease Agreement for manufacturing facilities in Balzers, Liechtenstein between INFICON AG and Balzers AG dated August 31, 2000 with English translation

10.16*       Employment Agreement between Jim Brissenden and Leybold Inficon
             Inc.

10.17*       Loan Agreement between INFICON Holding AG and Credit Suisse

10.18t       Directors stock option plan

10.19t       Management stock option plan

10.20t       Key employee stock option plan

23.1         Consent of Ernst & Young LLP

23.2         Consent of PricewaterhouseCoopers LLP

99.1 Certifications by Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

-------------------------------------------------------------------------------

      * Incorporated by reference to our registration statement on Form F-1 and to our Annual Report on Form 20-F filed April 2, 2001, filed with the Securities and Exchange Commission.

      t Incorporated by reference to our registration statement on Form S-8 filed with the Securities and Exchange Commission on September 13, 2001 as Registration No. 333-69342. Incorporated by reference to our registration statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2002 as Registration No. 333-89214.

                               INFICON Holding AG

                        Consolidated Financial Statements

                  Years ended December 31, 2002, 2001, and 2000

Report of Independent Accountants ................................          F-2
Report of Independent Auditors ...................................          F-3

Consolidated Financial Statements

Consolidated Balance Sheets ......................................          F-4
Consolidated Statements of Income ................................          F-5
Consolidated Statements of Stockholders' Equity ..................          F-6
Consolidated Statements of Cash Flows ............................          F-7
Notes to Consolidated Financial Statements .......................          F-8
Schedule I - Valuation and Qualifying Accounts ...................          F-29

                       Report of Independent Accountants

To the Board of Directors and
Shareholders of INFICON Holding AG

      In our opinion, the consolidated financial statements as of December 31, 2002 listed in the index appearing under Item 18 on page 70 present fairly, in all material respects, the financial position of INFICON Holding AG and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 18 on page 70 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Syracuse, New York
February 7, 2003

                         Report of Independent Auditors

To the Board of Directors
INFICON Holding AG

      We have audited the accompanying consolidated balance sheet of INFICON Holding AG as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INFICON Holding AG at December 31, 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/s/ Ernst & Young LLP

Buffalo, New York
January 25, 2002

                               INFICON Holding AG

                           Consolidated Balance Sheets
              (U.S. Dollars in Thousands, except per share amounts)


                                                                                  December 31
                                                                               2002          2001
                                                                               ----          ----
Assets
Current assets:
     Cash and cash equivalents                                               $  37,846     $  33,788
     Trade accounts receivable, net                                             15,895        17,166
     Accounts receivable - affiliates                                              417           979
     Inventories                                                                19,880        21,729
     Deferred tax asset                                                          5,325         3,440
     Other current assets                                                        3,065         2,079
                                                                             ---------     ---------
Total current assets                                                            82,428        79,181

Property, plant and equipment, net                                              21,419        16,020
Deferred tax asset                                                              35,664        38,837
Other assets                                                                     8,417         4,156
                                                                             ---------     ---------
Total assets                                                                 $ 147,928     $ 138,194
                                                                             =========     =========

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable, net                                             $   5,736     $   4,855
     Accounts payable - affiliates                                                 172           409
     Accrued liabilities                                                         9,711         9,512
     Income taxes payable                                                        2,547         1,084
     Deferred tax liability                                                        466           451
                                                                             ---------     ---------
Total current liabilities                                                       18,632        16,311

Deferred tax liability                                                             696         1,230
Other liabilities                                                                1,190         1,129
                                                                             ---------     ---------
Total liabilities                                                               20,518        18,670

Stockholders' equity:
     Common stock (2,315,000 shares issued; par value CHF 10 (U.S. $5.63)       13,033        13,033
     Additional paid-in capital                                                 94,024        97,349
     Notes receivable from officers                                               (523)         (523)
     Retained earnings                                                          15,330        15,225
     Accumulated other comprehensive income (loss)                               5,546        (5,560)
                                                                             ---------     ---------
Total stockholders' equity                                                     127,410       119,524
                                                                             ---------     ---------
     Total liabilities and stockholders' equity                              $ 147,928     $ 138,194
                                                                             =========     =========


See notes to consolidated financial statements.

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in Thousands, except per share amounts)

                                                Year ended December 31
                                           2002          2001          2000
                                        --------------------------------------

Net Sales                               $ 131,471     $ 144,113     $ 169,976

Cost of sales                              73,476        78,398        83,231
                                        ---------     ---------     ---------
Gross Profit                               57,995        65,715        86,745


Research and development                   16,923        12,431        11,037
Selling, general and administrative        41,564        39,961        41,889
                                        ---------     ---------     ---------
Income (loss) from operations                (492)       13,323        33,819

Interest expense (income), net               (603)         (483)          292
Other expense, net                            548         1,488         1,854
                                        ---------     ---------     ---------
Income (loss) before income taxes            (437)       12,318        31,673

Provision (benefit) for income taxes         (542)        2,366         8,742

Net income                              $     105     $   9,952     $  22,931
                                        =====================================

Basic net income per share              $    0.05     $    4.30     $   11.21

Diluted net income per share            $    0.05     $    4.30     $   11.21

See notes to consolidated financial statements.

                               INFICON Holding AG

                 Consolidated Statements of Stockholders' Equity
              (U.S. Dollars in Thousands, except per share amounts)

                                                                                     Note
                                                                     Additional   Receivable              Advances
                                                          Common      Paid-in        From      Retained    to/from
                                                          Stock       Capital      Officers    Earnings    Unaxis
                                                         -----------------------------------------------------------
Balance at December 31, 1999                             $     --     $     --     $     --     $    --    $45,818
   Net income                                                                                     5,273     17,658
   Other comprehensive income, net of tax:
   Foreign currency translation adjustments
   Total comprehensive income
   Net transactions with Unaxis                                                                             (5,138)
   Reclassification upon reorganization of company         11,260       18,886                             (30,146)
   Initial public offering                                  1,773       33,935
   Payment to Unaxis from IPO proceeds                                                                     (28,192)
   Issuance of stock for promissory notes                                            (1,371)
   Payments on promissory notes                                                         122
   Foreign currency revaluation of notes                                                (58)
   Deferred tax                                                         40,710
                                                         --------------------------------------------------------

Balance at December 31, 2000                             $ 13,033     $ 93,531     $ (1,307)    $ 5,273    $    --
   Net income                                                                                     9,952
   Other comprehensive income, net of tax:
   Cumulative effect of change in accounting
   principle as of January 1, 2002 for unrealized
   gains on foreign currency hedges, net of related
   income tax of $218
   Unrealized loss on foreign currency hedges, net
   of related income tax of $144
   Foreign currency translation adjustments
   Total comprehensive income
   Payments on promissory notes                                                         784
   Adjustments for IPO expenses and reorganization
   taxes                                                                 3,818
                                                         --------------------------------------------------------

Balance at December 31, 2001                             $ 13,033     $ 97,349     $   (523)    $15,225    $    --
   Net income                                                                                       105
   Other comprehensive income (loss);
   Unrealized loss on foreign currency hedges, net of
   related income tax of $65
   Foreign currency translation adjustments
   Total comprehensive income
   Adjustments to deferred taxes related to pre-IPO
   reorganization                                                       (3,325)
                                                         --------------------------------------------------------

Balance at December 31, 2002                             $ 13,033     $ 94,024     $   (523)    $15,330    $    --
                                                         =========================================================


                                                       Accumulated
                                                          Other             Total
                                                      Comprehensive     Stockholders'
                                                      Income (Loss)        Equity
                                                      -------------------------------
Balance at December 31, 1999                             $(4,458)         $ 41,360
   Net income                                                               22,931
   Other comprehensive income, net of tax:
   Foreign currency translation adjustments                2,459             2,459
                                                                          --------
   Total comprehensive income                                               25,390
   Net transactions with Unaxis                                             (5,138)
   Reclassification upon reorganization of company                              --
   Initial public offering                                                  35,708
   Payment to Unaxis from IPO proceeds
   Issuance of stock for promissory notes
   Payments on promissory notes
   Foreign currency revaluation of notes
   Deferred tax
                                                         -------------------------

Balance at December 31, 2000                             $(1,999)         $108,531
   Net income                                                                9,952
   Other comprehensive income, net of tax:
   Cumulative effect of change in accounting
   principle as of January 1, 2002 for unrealized
   gains on foreign currency hedges, net of related
   income tax of $218                                        327               327
   Unrealized loss on foreign currency hedges, net
   of related income tax of $144                            (196)             (196)
   Foreign currency translation adjustments               (3,692)           (3,692)
                                                                          --------
   Total comprehensive income                                                6,391
   Payments on promissory notes                                                784
   Adjustments for IPO expenses and reorganization
   taxes                                                                     3,818
                                                         -------------------------

Balance at December 31, 2001                             $(5,560)         $119,524
   Net income                                                                  105
   Other comprehensive income (loss);
   Unrealized loss on foreign currency hedges, net of
   related income tax of $65                                (116)             (116)
   Foreign currency translation adjustments               11,222            11,222
                                                                          --------
   Total comprehensive income                                               11,211
   Adjustments to deferred taxes related to pre-IPO
   reorganization                                                           (3,325)
                                                                          --------

Balance at December 31, 2002                             $ 5,546          $127,410
                                                         =========================

See notes to consolidated financial statements.

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in Thousands)

                                                                                 Year ended December 31
                                                                            2002         2001         2000
                                                                          ----------------------------------
Cash flows from operating activities:
 Net income                                                               $    105     $  9,952     $ 22,931
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization of property, plant and equipment             3,879        2,854        3,565
  Loss (Gain) on disposal of property, plant and equipment                      --          559           --
  Deferred taxes                                                            (1,691)         (56)         625
  Changes in operating assets and liabilities:
    Trade accounts receivable                                                3,566       17,521      (14,553)
    Inventories                                                              4,319        1,260       (2,535)
    Other assets                                                               471        2,530       (8,538)
    Accounts payable                                                           160      (10,165)      12,632
    Accrued liabilities                                                     (1,269)         211        3,322
    Income taxes payable                                                       636           86        2,345
    Other liabilities                                                           60           --       (1,048)
                                                                          ----------------------------------
Net cash provided by operating activities                                   10,236       24,752       18,746

Cash flows from investing opportunities:
  Purchases of property, plant and equipment                                (7,341)      (5,597)      (4,853)
  Proceeds from sale of property, plant and equipment                           --          149           --
  Loans to New Vision Systems (see note 22)                                 (5,947)          --
  Purchase of HAPSITE Business (see note 3)                                     --       (2,000)          --
                                                                          ----------------------------------
Net cash used in investing activities                                      (13,288)      (7,448)      (4,853)

Cash flows from financing activities:
  Payments on notes receivable from officers                                    --          795          122
  (Payment on) proceeds from long-term debt                                     --         (869)         869
  Advances from (payments to) Unaxis for reorganization                         --      (11,248)      10,920
  Proceeds from IPO                                                             --           --       34,337
  Payment to Unaxis from IPO proceeds                                           --           --      (28,192)
  Net advances to Unaxis                                                        --           --       (5,138)
                                                                          ----------------------------------
Net cash (used in) provided by financing activities                             --      (11,322)      12,918
                                                                          ----------------------------------
Effect of exchange rate changes on cash and cash equivalents                 7,110         (894)       1,399
Increase in cash and cash equivalents                                        4,058        5,088       28,210
Cash and cash equivalents at beginning of period                            33,788       28,700          490
                                                                          ----------------------------------
Cash and cash equivalents at end of period                                $ 37,846     $ 33,788     $ 28,700
                                                                          ==================================

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

              (U.S. Dollars in Thousands, except per share amounts)

1. Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media, and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response, and industrial hygiene markets. The Company's products include process knowledge and control analyzers (formerly in situ analysis), ultra clean processing equipment, leak detectors, and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

      Prior to the reorganization and public offering in November 2000, INFICON represented the Instrumentation business of its parent company, Unaxis Holding AG (Unaxis). In the first quarter of 2000, Unaxis announced its intent to reorganize the operations of the Instrumentation Group into a new company, and sell a portion of the reorganized business to the public. Immediately prior to the reorganization and public offering, Unaxis transferred the Instrumentation Group to a newly formed corporation, INFICON Holding AG. The consolidated financial statements of the Company represent the assets, liabilities, and operations of the business units which Unaxis transferred. The financial statements represent the combined operations of these business units which operated as a division of Unaxis prior to the asset transfer and the consolidated operations of the Company and its wholly-owned subsidiaries after the reorganization. INFICON has operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China, and Hong Kong. Prior to the reorganization, these operations were divisions of wholly-owned subsidiaries of Unaxis.

      The consolidated financial statements for 2000, included herein, reflect the changes that occurred in the capitalization and public offering of INFICON Holding AG as a result of, or after, the reorganization.

2. Summary of Significant Accounting Policies

Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      All highly-liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Trade Accounts Receivable

      Trade accounts receivable are shown net of allowances for doubtful accounts of U.S.$1,820 and U.S.$1,685 at December 31, 2002 and 2001, respectively. The Company markets its products to a diverse customer base globally. Trade credit is extended based upon evaluation of each customer's ability to perform its obligations, these evaluations are updated periodically and the Company generally does not require collateral.

Concentration Risk

      The Company had sales to one unaffiliated major customer of 18%, 17%, and 14% of consolidated sales for the years ended December 31, 2002, 2001, and 2000, respectively. The Company had sales to Unaxis and their various divisions of 15.2%, 16.5%, and 16% for the years ended December 31, 2002, 2001, and 2000, respectively.

Inventories

      Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. The reserve for excess and obsolete inventories was U.S.$5,604 and U.S.$4,753 for the years ended December 31, 2002 and 2001, respectively.

Income Taxes

      Deferred taxes result from the temporary differences in the carrying value of assets and liabilities for financial and tax reporting purposes (see Note
15).

Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in earnings.

      Depreciation is provided on the straight-line method over the estimated useful lives of 20 years for buildings and three to five years for machinery and equipment.

Intangible Assets

      The costs of identified intangible assets are generally amortized on a straight-line basis over five years. The net book value of intangibles was U.S.$343 and U.S.$296 at December 31, 2002 and 2001, respectively. Intangible assets are shown net of accumulated amortization of U.S.$1,770 and U.S.$1,270 at December 31, 2002 and 2001, respectively. The Company periodically reviews intangibles to evaluate whether changes have occurred that would suggest their value may be impaired. If this review indicates the remaining useful life of an intangible requires revision or is not recoverable, the carrying amount of the intangible is reduced by the estimated shortfall of cash flows on a discounted basis.

Research and Development

      Research and development costs are expensed as incurred.

Shipping and Handling Costs

      Revenue and costs associated with shipping products to customers are included in sales and cost of sales, respectively.

Advertising Costs

      Advertising costs (U.S.$1,041 in 2002, U.S.$1,455 in 2001, and U.S.$2,360
in 2000) are expensed as incurred.

Foreign Currency Translation

      The functional currency of the Company's foreign subsidiaries is the applicable local currency. For those subsidiaries, assets and liabilities are translated to U.S. Dollars at year-end exchange rates. Income and expense accounts are translated at the average exchange rates prevailing for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in consolidated stockholders' equity. Gains and losses from foreign currency transactions are reported in the statement of income under other expense, net.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes specific accounting policies:

      Revenue Recognition - Revenue is recognized upon the transfer of title which is generally upon shipment. When customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Bad Debt - The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and process, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets - A valuation allowance is recognized to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Software Cost

      Effective January 1, 1999, the Company adopted SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" and began to capitalize the cost of software obtained for internal use and to amortize such costs over their estimated life.

Reclassification

      Certain reclassifications have been made to prior years' financial statements to conform to the 2002 presentation.

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (EITF) 94-3. The Company will adopt the provisions of SFAS 146 for exit or disposal activities initiated after December 31, 2002, if any. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under the previously issued EITF 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS 146 requires the liability to be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

      This Interpretation does not apply to certain guarantee contracts: guarantees issued by insurance and reinsurance companies and accounted for under accounting principles for those companies, residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale. Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

      a.    Product warranties

      b.    Guarantees that are accounted for as derivatives

      c. Guarantees that represent contingent consideration in a business combination

      d. Guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability)

      e. An original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring

      f. Guarantees issued between either parents and their subsidiaries or corporations under common control

      g. A parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation.

      The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure only provisions of both SFAS 123 and SFAS 148.

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(U.S.$ in thousands, except per share amounts)

                                              2002           2001           2000
                                           -------         ------        -------
Net income, as reported                    $   105         $9,952        $22,931
Less:  Stock based                           2,798          2,288            323
compensation expense,
net of tax
Pro forma net income                       $(2,693)        $7,664        $22,608
Earnings per share:

Basic - as reported                            $ 0.05        $ 4.30       $11.21
Basic - pro forma                              $(1.16)       $ 3.31       $11.05
Diluted - basic                                $ 0.05        $ 4.30       $11.21
Diluted - pro forma                            $(1.16)       $ 3.31       $11.05

3. Acquisition of HAPSITE Business

      Effective November 1, 2001, the Company acquired substantially all the net assets of the HAPSITE business (HAPSITE) of Leybold Inficon, Inc., a subsidiary of Unaxis. HAPSITE manufacturers and sells self-contained, field portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds in air, water and soil. The results of operations of the HAPSITE business are included in the consolidated results for twelve months and two months for 2002 and 2001, respectively.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations of HAPSITE have been included in the Company's consolidated financial statements since the effective date of the acquisition. The purchase price was U.S.$2,000 in cash, which was allocated to the net assets acquired and liabilities assumed based upon estimated fair market values as follows (U.S.$ in thousands):

                      Accounts receivable        $   839
                      Inventories                  1,814
                      Prepaid expenses                11
                      Machinery and equipment        234
                      Accounts payable              (468)
                      Accrued expenses              (430)
                                                 -------
                                                 $ 2,000
                                                 =======

4. Inventories

      Inventories consist of the following:

                                            December 31
                                          2002       2001
                                        -------    -------

                     Raw material       $14,950    $11,054
                     Work-in-process      1,075      3,030
                     Finished goods       3,855      7,645
                                        -------    -------
                                        $19,880    $21,729
                                        =======    =======

5. Property, Plant, and Equipment

      The components of property, plant, and equipment consist of the following:

                                                            December 31
                                                         2002        2001
                                                       --------    --------

                  Land                                 $    700    $    700
                  Buildings and improvements             15,783       9,980
                  Machinery and equipment                22,439      20,970
                                                       --------    --------
                                                         38,922      31,650
                  Less accumulated depreciation          17,503      15,630
                                                       --------    --------
                                                       $ 21,419    $ 16,020
                                                       ========    ========

6. Other Assets

      The components of other assets are as follows:

                                                               December 31
                                                             2002        2001
                                                         --------    --------

               Pension asset                             $     --    $    936
               Deferred compensation asset                    557       1,129
               Deposits                                       354         420
               Note receivable (See Note 22)                5,947         250
               Cash surrender value of life insurance         470         211
               Other                                        1,089       1,210
                                                         --------    --------
                                                         $  8,417    $  4,156
                                                         ========    ========

7. Accrued Liabilities

      The components of accrued liabilities are as follows:

                                                              December 31
                                                           2002        2001
                                                         --------    --------
           Salaries, wages and related costs             $  2,827    $  2,875
           Warranty                                         2,246       2,717
           Commissions                                      1,274         641
           Sales tax payable                                   15         396
           Deferred revenue                                   463          57
           Accrued professional fees                          251         616
           Accrued restructuring                            1,052          --
           Other                                            1,583       2,210
                                                         --------    --------
                                                         $  9,711    $  9,512
                                                         ========    ========

8. Warranty

      The charges to warranty reserve were as follows:

                                           Balance at                        Deduct:
                                          Beginning of    Add: Charges   Charges against   Balance at
                                              Year          to Reserve       Reserve       End of Year
                                          ------------------------------------------------------------
Year ended December 31, 2002                $  2,717        $    389        $    860        $  2,246

Year ended December 31, 2001                $  1,711        $  2,749        $  1,743        $  2,717

9. Restructuring Charges

      During the fourth quarter of 2002, the Company recorded restructuring charges of U.S.$ 1,274 as part of a worldwide cost-reduction program in response to the continued reduced demand and slowdown in the semiconductor capital equipment industry. The U.S.$1,274 charged to restructuring primarily consists of severance and fringe benefits for approximately 33 employees who either elected the voluntary severance program or were terminated. The affected employees were located in the United States and Liechtenstein and are comprised of manufacturing and nonmanufacturing employees. Notification of termination and benefits were communicated to employees in the fourth quarter of 2002. The majority of the terminations occurred in 2002 and the balance of these terminations will be completed by the first quarter of 2003. All remaining severance benefits, of U.S.$1,052, are expected to be paid in full during 2003. The vacuum control and process knowledge & control product lines were primarily affected by the restructuring charges.

10. Debt

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The interest rates for the overdraft facility are a fixed rate of 9% for loans in U.S. Dollars and 7.75% for loans in Euro Dollars, and 5.25% for loans in Swiss Francs. The Company paid an initial fee of 0.125% upon closing of the agreement and will be charged a quarterly fee of 0.25% on the current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The working capital financing arrangement has an automatic extension on November 23 of each year unless terminated by one of the parties. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

      On June 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$5.3 million). The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement expires on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank. The credit facilities include a HKD 5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD
9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters

10. Debt (con't)

of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong Dollars and 1% for loans in U.S. Dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD 200, and upon drafing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance. The working capital financing arrangement expires on August 31, 2003 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2002.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of December 31, 2002, there is an outstanding balance on the loans of U.S.$0.5 million.

11. Related Party Transactions

      The financial statements include transactions with Unaxis for the years ended December 31, 2002, 2001 and 2000. During 2000, the Company made net cash advances to Unaxis on a consolidated basis of U.S. $5,138. Prior to the reorganization, INFICON participated in Unaxis' centralized cash management system. Cash receipts in excess of cash requirements were transferred to Unaxis. Certain members of the consolidated group were periodically advanced funds by Unaxis. These transactions with Unaxis were interest bearing at a rate of approximately 7% and the net advances fluctuated on a daily basis. Interest expense on Unaxis' advances was U.S $350 during 2000.

      The Company incurred corporate general and administrative expenses of U.S.$3,996, U.S.$3,904, and U.S.$5,946 for the fiscal years 2002, 2001, and
2000, respectively. These charges represent allocations for expenses incurred by Unaxis on the Company's behalf including costs for occupancy, finance, legal, tax, information technology, and human resources functions. The amounts are primarily allocated based on net sales, which management believes to be reasonable. Effective January 1, 2000, and through the date of the initial public offering on November 9, 2000, Unaxis charged the Company an additional fee based on third party sales which amounted to U.S.$1,244 for the year ended December 31, 2000. The payment of this fee was waived and reversed to income in 2001. INFICON and Unaxis have entered into agreements providing for the separation of the companies and governing various relationships for separating employee benefits and tax obligations, indemnification and transition services. The Company leases buildings from Unaxis and Unaxis subsidiaries. The leases are for approximately U.S.$160 per month and are due to expire in December 2006 and 2010. Rent expense, which is included in the above corporate charges, under such operating leases was U.S.$1,801, U.S.$1,868, and U.S.$1,557 for the years ended December 31, 2002, 2001, and 2000, respectively.

      Net sales include U.S.$16,754, U.S.$23,750, and U.S.$26,348 of sales to Unaxis subsidiaries for the fiscal years ended December 31, 2002, 2001, and 2000, respectively. There was a receivable of U.S.$417, and U.S.$979 at December 31, 2002 and 2001, respectively, from Unaxis subsidiaries. There was a payable of U.S.$172 and U.S.$409 at December 31, 2002 and 2001, respectively, to Unaxis subsidiaries.

12. Financial Instruments and Risk Management

Fair Values of Financial Instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

12. Financial Instruments and Risk Management (Con't)

      Cash and equivalents: The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

      Foreign currency exchange contracts: On January 1, 2001, the Company adopted Financial Accounting Standards Board ("FASB") No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. The adoption of FASB 133, as of January 1, 2001, resulted in a cumulative after tax credit of U.S.$327 to comprehensive income.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Japanese Yen, the Swiss Franc, and the Euro. This exposure arises in certain locations from the intercompany purchase and sale of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss (ineffectiveness) on the derivative instrument in excess of the hedged item, if any, is recognized in current earnings during the period in which it occurs. The Company recognized gains net of taxes of U.S.$264 from ineffective hedges.

      The aggregate value of contracts for the sale of U.S. Dollars in exchange for foreign currencies was U.S.$320 and U.S.$7,058 at December 31, 2002 and 2001, respectively. The aggregate value of contracts for the exchange of other foreign currencies was U.S.$137 and U.S.$1,810 at December 31, 2002 and 2001, respectively. The Company had unrealized net losses under foreign currency contracts of U.S.$(116) and U.S.$(196) at December 31, 2002 and 2001, respectively, net of taxes, in accumulated other comprehensive income. These unrealized net losses are expected to be recognized into earnings over the next twelve months.

      For the years ended December 31, 2002, 2001, and 2000, the Company recorded income of U.S.$438, U.S.$115, and U.S.$430, respectively, in other expense, net, which represented the release of the derivative into earnings to offset the items being hedged. The Company had losses from all foreign currency transactions and foreign exchange contracts of U.S.$573, U.S.$1,029, and U.S.$136 for fiscal years 2002, 2001, and 2000, respectively, which are recorded in other expense, net.

13. Operating Leases

      The Company leases some of its facilities and machinery and equipment under operating leases, from Unaxis and third parties, expiring in years 2003 through 2014. Generally, the facility leases require the Company to pay maintenance, insurance and real estate taxes.

      Rental expense under operating leases totaled U.S.$5,008, U.S.$2,936, and U.S.$2,932 for the years ended December 31, 2002, 2001, and 2000, respectively.

13. Operating Leases (con't)

      Minimum lease payments under operating leases are as follows:

           2003                                                $ 4,341
           2004
                                                                 3,900
           2005
                                                                 3,704
           2006
                                                                 3,644
           2007
                                                                 3,590
           2008 & After
                                                                19,559

14. Supplemental Cash Flow Information

      Cash payments for income taxes were U.S.$1,062, U.S.$2,618, and U.S.$1,594 for 2002, 2001, and 2000, respectively. Interest payments were U.S.$33, U.S.$162, and U.S.$16 in 2002, 2001, and 2000, respectively.

15. Income Taxes

      For financial reporting purposes, income (loss) before income taxes included the following:

                                         2002          2001             2000
                                       ---------------------------------------

United States                          $ (3,218)     $    140         $ 12,689
Foreign                                   2,781        12,178           18,984
                                       ---------------------------------------
Total                                  $   (437)     $ 12,318         $ 31,673
                                       =======================================

      Provision (benefit) for income taxes included the following:

                                         2002          2001             2000
                                       ---------------------------------------

Current:
   Federal                             $     --      $     --         $  4,770
   State                                     31            34            1,010
   Foreign                                1,118         2,388            2,337
                                       ---------------------------------------
                                          1,149         2,422            8,117
                                       ---------------------------------------
Deferred:
   Federal                               (1,388)         (351)            (503)
   Foreign                                 (303)          295            1,128
                                       ---------------------------------------
                                         (1,691)          (56)             625
                                       ---------------------------------------
Provision (benefit) for income taxes   $   (542)     $  2,366         $  8,742
                                       =======================================

15. Income Taxes (con't)

      The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:


                                                                  2002              2001              2000
                                                                -------------------------------------------
U.S. federal statutory rate                                       (34.0%)            34.0%             34.0%
Effect of permanent differences                                   (19.7%)            (2.6%)             1.0%
Effect of foreign subsidiaries with different tax rates          (249.7%)           (17.1%)            (8.7%)
State taxes, net of federal benefit                                 7.1%             (0.8%)             2.0%
Increase in valuation allowance                                   191.5%              6.0                --
Other                                                             (19.2%)            (0.3%)            (0.7%)
                                                                -------------------------------------------
Effective tax rate                                               (124.0%)            19.2%             27.6%
                                                                ===========================================

      Deferred tax assets and liabilities were comprised of the following:

                                                       2002              2001
                                                   ----------------------------
Deferred tax assets:
   Accrued liabilities                               $  3,365          $  2,553
   Tax credit and loss carryforwards                    7,101             3,538
   Basis differences/ intangible assets                31,948            36,225
   Inventory                                              963               626
   Deferred revenue and other                             289               266
                                                     --------------------------
Total gross deferred tax assets                        43,666            43,208
     Less valuation allowance                          (2,677)             (738)
                                                     --------------------------
Total deferred tax assets                              40,989            42,470
                                                     --------------------------

Deferred tax liabilities:
   Accrued employee benefits                              460               118
   Property, plant, and equipment                         277             1,300
   Other                                                  425               456
                                                     --------------------------
Total deferred tax liabilities                          1,162             1,874
                                                     --------------------------
Net deferred tax asset                               $ 39,827          $ 40,596
                                                     ==========================

Presented as:
   Current deferred tax asset                        $  5,325          $  3,440
   Long-term deferred tax asset                        35,664            38,837
   Current deferred tax liability                        (466)             (451)
   Long-term deferred tax liability                      (696)           (1,230)
                                                     --------------------------
                                                     $ 39,827          $ 40,596
                                                     ==========================

15. Income Taxes (con't)

      During the year ended December 31, 2000, Unaxis Holding AG transferred the assets and liabilities of various INFICON subsidiaries to newly created legal entities that are wholly-owned by INFICON Holding AG. For income tax purposes, the asset transfer was considered a taxable transaction creating a new income tax basis of the assets and liabilities transferred. The transaction resulted in a basis difference of approximately U.S.$92,100 which will be deductible for tax purposes over various periods, no longer than 15 years. As a result, a deferred tax asset of U.S.$37,385 related to the basis difference was recorded with a corresponding credit in stockholders' equity. The transaction is considered a non-cash event for purposes of the statement of cash flows.

      In conjunction with the business transfers and taxable transaction described above, it was agreed that Unaxis would be responsible for the payment of taxes for the period up to the date of transfer. The tax liability for the period through the transfer date was estimated and recorded as part of the equity reclass upon reorganization of the Company. Upon filing of the 2000 tax return during 2001, the actual amount of the tax applicable to the period through the transfer was calculated and the difference between this amount and the 2000 estimate of U.S.$2.4 million has been recorded as an increase to additional paid in capital as an adjustment to reorganization taxes in the statement of stockholders' equity.

      At December 31, 2002, the Company has federal and foreign net operating loss carryforwards of approximately U.S.$28,500, which are available to offset future taxable income, if any, which expire at various dates through 2022. Realization of the deferred tax benefit is dependent on generating sufficient taxable income to offset the deferred tax asset prior to its expiration. The Company has recorded a valuation allowance of approximately U.S.$2,700, which represents the tax benefit for net operating losses incurred for which the Company is uncertain as to the amount, if any, of future tax benefits to be received for the future utilization of such loss carryforwards.

      Undistributed earnings of INFICON's foreign subsidiaries, are permanently reinvested. Distribution of earnings to INFICON would generally be exempt from taxation in Switzerland in accordance with their participation exemption. The participation exemption, in most cases, exempts income such as dividends, interest, and capital gains from taxation in Switzerland if such income is derived from qualifying investments in subsidiaries. Upon distribution of those earnings in the form of dividends, withholding taxes ranging from 5% to 20% would be payable upon the remittance of all previous unremitted earnings as of December 31, 2002.

16. Employee Benefit Plans

      Certain INFICON employees (primarily United States, Liechtenstein, and Germany) participate in the contributory and noncontributory defined benefit plans. Benefits under the defined benefit plan are generally based on years of service and or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code in the United States and in accordance with local regulations in foreign countries. As part of the reorganization, INFICON assumed the existing defined benefit plan obligations for all of INFICON's employees.

      INFICON also participates in U.S. and foreign defined contribution plans for substantially all of its employees. The costs associated with these plans were U.S.$569, U.S.$433, and U.S.$1,053 in 2002, 2001, and 2000, respectively.

16. Employee Benefit Plans (con't)

The following tables show reconciliations of defined benefit pension plans as of December 31:

                                                      2002             2001
                                                 ------------------------------
Change in benefit obligation
Benefit obligation, January 1                    $      35,622    $      33,109
Service cost                                             2,600            2,193
Interest cost                                            2,070            1,681
Actuarial losses (gains)                                   229             (539)
Benefits paid                                             (374)            (443)
Plan amendments                                            704               --
Other (Purchase of HAPSITE business)                        --              482
Foreign currency translation adjustments                 5,430             (861)
                                                 ------------------------------
Benefit obligation, December 31                  $      46,281    $      35,622
                                                 ==============================
Change in plan assets
Fair value of plan assets, January 1             $      30,241    $      33,210
Actual return on plan assets                            (1,482)          (4,052)
Company contributions                                    2,235            1,281
Participants' contributions                                771              690
Benefits paid                                             (374)            (443)
Other (Purchase of HAPSITE business)                        --              390
Foreign currency translation adjustments                 4,733             (835)
                                                 ------------------------------
Fair value of plan assets, December 31           $      36,124    $      30,241
                                                 ==============================

                                                      2002             2001
                                                 ------------------------------
Reconciliation of funded status
Funded status                                    $     (10,157)   $      (5,380)
Unrecognized prior service (benefit) cost                  426              (21)
Unrecognized net transition asset                           --              (37)
Unrecognized actuarial (gains) losses                    9,182            3,528
                                                 ------------------------------
(Accrued) prepaid benefit costs                  $        (549)   $      (1,910)
                                                 ==============================

Range of assumptions
 Discount rate                                   4.00% - 6.75%    4.00% - 7.25%
 Expected return on plan assets                  4.50% - 8.00%    4.50% - 8.00%
 Rate of compensation increase                   2.50% - 5.50%    2.50% - 5.50%

16. Employee Benefit Plans (con't)

The following table summarizes the components of the net periodic benefit costs for defined benefit pension plans for the periods ended December 31:

                                                 2002       2001       2000
                                               -----------------------------

Service cost                                   $ 2,655    $ 2,239    $ 1,954
Interest cost                                    2,070      1,680      1,482
Expected return on plan assets                  (1,731)    (1,579)    (1,697)
Amortization of prior service (benefit) cost       256        (39)       (10)
Amortization of transition asset                   (37)       (11)       (39)
Net amortization and deferral                      139         28         37
                                               -----------------------------
Net periodic benefit cost                      $ 3,352    $ 2,318    $ 1,727
                                               =============================

      The Company maintains bonus and profit sharing plans that provide cash awards to key employees based upon operating results and employee performance. Bonus expense to key employees was U.S.$1,095, U.S.$1,519, and U.S.$2,386 for the years ended December 31, 2002, 2001, and 2000, respectively.

      The Company has a deferred compensation plan that covers certain executives. The deferred compensation plan provides that participants may defer up to 15% of their base compensation and/or up to 100% of any performance bonus. Participants in this plan are fully vested in all amounts paid into the plan. The amounts paid into the plan are invested in life insurance contracts, money markets, mutual funds, and fixed income funds.

      One executive participates in the SERP. During 2002, this benefit was transferred to the qualified defined benefit plan. During 2002 and 2001, the Company contributed an actuarially determined portion into the plan of U.S.$35, and U.S.$78, respectively. Upon termination of employment, the individual will receive a single sum amount based upon age at the date of termination and reduced by benefits payable under other INFICON qualified retirement plans and benefits payable pursuant to social security, and any debts or amounts that are owed to the Company by the individual.

17. Equity

Share Capital

      INFICON Holding AG was incorporated on August 2, 2000 with an initial share capital of U.S.$56 in exchange for 10,000 fully paid-up registered shares with a par value of CHF 10 (U.S.$5.63) per share. The Company issued 1,990,000 fully paid-up registered shares with a par value of CHF 10 per share to Unaxis in exchange for the contribution to the Company by Unaxis of the subsidiaries engaged in the Instrumentation business.

      On November 6, 2000, the board of directors, by resolution, determined to issue an additional 315,000 registered shares at a par value of CHF 10 (U.S.$5.63) per share. Unaxis waived its preemptive right to subscribe for these shares.

      On November 9, 2000, the Company completed an initial public offering in which it sold 315,000 registered shares of common stock at a price of CHF 225 (U.S.$126.58) per share. The Company received net proceeds of approximately $35,708 after underwriting discounts and other issuance costs of approximately $4,165. Following the offering, Unaxis retained an ownership of approximately 19.5% in INFICON Holding AG.

17. Equity (con't)

      In November 2000, the issuance costs were estimated and recorded as a reduction to the proceeds from the initial public offering. In 2001, the actual expenses were quantified and paid and the differences between the estimated expenses and actual expenses paid of $1.4 million was recorded as an increase to additional paid in capital in 2001 as an adjustment of IPO expenses in the statement of stockholders' equity.

      The shares are registered shares with a par value of CHF 10 per share. The shares are fully paid-up and non-assessable. Each share carries one vote at the Company's shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in the share register as a shareholder with voting rights.

      Under the Swiss Code of Obligations, the shareholders may decide on an increase of the share capital in a specified aggregate par value up to 50% of the existing share capital in the form of authorized capital to be used at the discretion of the Board of Directors. The Board of Directors is authorized to issue at any time until May 3, 2004 up to 463,000 shares of par value CHF 10 per share. Such issuance may be made by full underwriting or in partial amounts. The Board of Directors is authorized to determine the issue price, period of dividend entitlement, and the form of the contribution upon the issuance of the shares. In addition, the General Meeting of Stockholders approved conditional capital in the amount 115,000 shares which shall be issued upon the exercise of option rights which some employees and members of the Board of Directors will be granted pursuant to the Employee Incentive Plan. The Board of Directors will regulate the details of the issuances.

Share Purchase Plan

      In connection with the initial public offering, the Company offered employees the opportunity to participate in one of two equity purchase programs. The two programs are the leveraged share plan and the discounted share purchase plan.

      Leveraged Share Plan - The leveraged share plan was available to three tiers of employees: the Chief Executive Officer, other executive officers, and key employees. Depending on an eligible employee's tier, an eligible employee may have purchased shares in the offering for a total purchase price between U.S.$22,500 and U.S.$562,500. Approximately 56 employees participated in the leveraged share plan purchasing either ADRs or shares totaling 38,109 and 19,872, respectively. Each ADR represents one-tenth of one share (or a right to receive one-tenth of one share). These ADRs and shares issued to employees under the leveraged share plan are included in the 315,000 shares offered by the Company as part of the initial public offering.

      The shares purchased under the leveraged share plan may not be transferred or sold until the fourth anniversary of the closing of the offering (November 9, 2004). The plan includes specific requirements for employees who are terminated prior to the fourth anniversary of the closing of the offering.

      Discounted Share Purchase Plan - The discounted share purchase plan was offered to employees who are not eligible to participate in the leveraged share plan. Under this plan, eligible persons were offered the opportunity to purchase shares on the closing of the offering at a 30% discount to the offer price. Each employee was entitled to purchase up to $8,439 worth of shares in the offering at a 30% discount. Employees who participated in the discounted share purchase plan purchased either ADRs or shares totaling 26,011 and 7,166, respectively. The ADRs and shares issued under the discounted share purchase plan are included in the 315,000 shares offered by the Company as part of the initial public offering. The 30% discount was treated as compensation.

      None of the shares purchased in the offering may be transferred or sold until the second anniversary (November 9, 2002) from the date of the closing of the offering, after which date they may be either retained or sold. The plan includes specific requirements for employees who are terminated prior to the second anniversary from the date of closing.

17. Equity (con't)

Notes Receivable from Officers

      In November 2000, certain officers and key employees purchased 16,480 shares of common stock and paid the exercise price by issuing cash plus full recourse promissory notes, denominated in U.S. Dollars, Swiss Francs, or German Deutsche Marks, to the Company totaling U.S.$1,371. At December 31, 2002 and 2001, the outstanding balance on the notes was U.S.$523. The remaining notes, which have been offset against stockholders' equity for financial statement presentation, are due in November 2007 and bear an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue
Code). The interest is payable on a quarterly basis.

18. Stock Option Plan

Leveraged Share Plan - The aggregate amount of shares that may be issued in the form of incentive stock options under the Leveraged Share Plan was 155,555 shares. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vest and become exercisable on the second anniversary of the date of the grant. The remaining 50% of the options will vest and become exercisable on the third anniversary of the date of grant. The plan includes specific requirements for employees who are terminated prior to exercising their options or prior to the options becoming vested.

Directors Stock Option Plan - In fiscal year 2001 the Board of Directors approved the Directors Stock Option Plan. The Directors Stock Option Plan is solely for members of the Board, who are not employees of INFICON. The Company grants options to the eligible Directors, on May 15 and November 15 of each year, commencing May 15, 2001. The number of options granted to the eligible Directors will be an amount equal to 25% of their annual compensation. Options are non-transferable and will vest immediately upon date of grant and become exercisable one year after the grant date and are exercisable within a period of seven years after the allocation date. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The plan includes specific requirements for the Directors who are removed or resign from the Board.

      The following is a summary of option transactions under both Plans:

                                       Shares      Price Range
                                       ------      -----------
      Outstanding December 31, 2000    118,360     CHF 225.00

      Granted                            3,580     CHF 124.00 - CHF 174.00

      Forfeited                           (443)    CHF 225.00

      Exercised                             --          -
                                       -------

      Outstanding December 31, 2001    121,497     CHF 124.00 - CHF 225.00

      Granted                           27,541     CHF  69.00 - CHF 170.00

      Forfeited                         (1,415)    CHF 165.00 - CHF 225.00

      Exercised                             --
                                       -------

      Outstanding December 31, 2002    147,623     CHF  69.00 - CHF 225.00

      Exercisable at December 31, 2002  61,857     CHF 124.00 -  CHF225.00

18. Stock Option Plan (con't)

      The following table summarizes information about stock options outstanding and exercisable (in thousands) at December 31, 2002.

                                        Outstanding Options                Options Exercisable
                                               Average     Remaining                 Average
      Exercise Price               Shares       Price        Term          Shares     Price
      --------------               ------       -----        ----          ------     -----
      CHF  67.50 - CHF  90.00       3,173    CHF  69.00       6.9              --    CHF  69.00
      CHF 112.50 - CHF 135.00       2,030    CHF 124.00       5.2           2,030    CHF 124.00
      CHF 157.50 - CHF 180.00      25,830    CHF 165.87       5.9           1,550    CHF 174.00
      CHF 202.50 - CHF 225.00     116,590    CHF 225.00       4.9          58,277    CHF 225.00
                                  -------                                  ------
      Totals                      147,623                                  61,857

The options are granted in Swiss Francs. The average rate for 2002 was U.S.$1.00=CHF 1.5565.

      Pro forma information regarding net income is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FASB 123"). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 3.07%, 3.09%, and 3.73% for 2002, 2001, and 2000; a dividend yield of 0%, 0%, and 0% for 2002, 2001, and
2000; volatility factors of the expected market price of the Company's common stock of 63.43%, 58.43%, and 63.01% for 2002, 2001, and 2000; and a weighted average expected life of the options of 5 years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

19. Business Segments Years ended December 31

      INFICON is a global supplier of instrumentation for analysis, monitoring, and control in the vacuum, semiconductor, refrigeration, and automotive markets, with headquarters and manufacturing facilities in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes two major product lines: process knowledge and control and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes three major product lines: leak detection and vacuum measurement and components and environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive, and semiconductor manufacturing.

19. Business Segments (con't)

      Information on the Company's business segments was as follows:

                                                                    Years ended December 31
                                                           2002              2001              2000
                                                        ---------------------------------------------
                                                                    (U.S.$ in thousands)
  Sales:
  Semiconductor vacuum instrumentation                  $  31,908         $  45,494         $  65,952
  General vacuum instrumentation                           99,563            98,619           104,024
                                                        ---------------------------------------------
  Total sales                                           $ 131,471         $ 144,113         $ 169,976
                                                        =============================================

      Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                                 Years ended December 31
                                                         2002              2001              2000
                                                      ---------------------------------------------
Gross profit:
Semiconductor vacuum instrumentation                  $  14,707         $  22,364         $  39,034
General vacuum instrumentation                           43,288            43,351            47,711
                                                      ---------------------------------------------
Total gross profit                                    $  57,995         $  65,715         $  86,745
                                                      =============================================

Earnings (loss) before interest and taxes:
Semiconductor vacuum instrumentation                  $  (8,981)        $    (679)        $  17,931
General vacuum instrumentation                            7,941            12,514            14,034
                                                      ---------------------------------------------
Total earnings (loss) before interest and taxes       $  (1,040)        $  11,835         $  31,965
                                                      =============================================

Depreciation and amortization:
Semiconductor vacuum instrumentation                  $   1,363         $   1,285         $   1,458
General vacuum instrumentation                            2,516             1,569             2,107
                                                      ---------------------------------------------
                                                      $   3,879         $   2,854         $   3,565
                                                      =============================================
Capital expenditures:
Semiconductor vacuum instrumentation                  $   1,950         $   1,868         $   2,170
General vacuum instrumentation                            5,391             3,729             2,683
                                                      ---------------------------------------------
                                                      $   7,341         $   5,597         $   4,853
                                                      =============================================
Identifiable assets:
Semiconductor vacuum instrumentation                  $  52,796         $  56,563         $  63,672
General vacuum instrumentation                           95,132            81,631            89,262
                                                      ---------------------------------------------
                                                      $ 147,928         $ 138,194         $ 152,934
                                                      =============================================
Long-lived assets:
Semiconductor vacuum instrumentation                  $  14,314         $   9,818         $   7,484
General vacuum instrumentation                           15,523            10,358             7,578
                                                      ---------------------------------------------
                                                      $  29,837         $  20,176         $  15,062
                                                      =============================================
Sales by geographic location:(1)
United States                                         $  47,392         $  51,062         $  58,982
Europe                                                   60,569            68,226            81,332
Other                                                    23,510            24,825            29,662
                                                      ---------------------------------------------
Total sales                                           $ 131,471         $ 144,113         $ 169,976
                                                      =============================================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location.

20. Earnings Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("FASB 128") "Earnings per Share." FASB 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The average number of shares outstanding is based upon the capitalization of INFICON after the reorganization. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

      The following table sets forth the computation of basic and diluted earnings per share:

                                                                      Years ended December 31
                                                                2002              2001              2000
                                                             ----------------------------------------------
Numerator:
Numerator for basic and diluted earnings per share:
     Net income                                              $      105        $    9,952        $   22,931
Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding - Basic                   2,315,000         2,315,000         2,046,000
Weighted average shares outstanding - Diluted                 2,315,397         2,315,000         2,046,000
Earnings per share:
     Basic                                                   $     0.05        $     4.30        $    11.21
     Diluted                                                 $     0.05        $     4.30        $    11.21

21. Quarterly Data (unaudited)

                                                       Quarter ended
                                      March 31      June 30    September 30   December 31
                                     -----------------------------------------------------
2002
   Sales                               30,812        33,364        33,730        33,565
   Gross profit                        13,156        15,225        14,631        14,983
   Net income                              20            65            12             8
   Basic net income per share          $ 0.01        $ 0.03        $ 0.01        $ 0.00
   Diluted net income per share        $ 0.01        $ 0.03        $ 0.01        $ 0.00
2001
   Sales                               49,186        37,833        30,075        27,019
   Gross profit                        24,413        17,485        12,889        10,928
   Net income                           6,662         3,172            14           104
   Basic net income per share          $ 2.88        $ 1.37        $ 0.01        $ 0.04
   Diluted net income per share        $ 2.88        $ 1.37        $ 0.01        $ 0.04

      The Company recorded certain adjustments in the fourth quarter of 2001 which reduced selling, general, and administrative expenses by approximately U.S.$1.9 million. These adjustments related primarily to bonus and profit sharing accruals, pension expense, and bad debt expense.

22. Subsequent Event

      In January 2003, the Company acquired 100% of the stock of a privately-held company, New Vision Systems, a leader in advanced process control
(APC) for patterning processes in semiconductor manufacturing pursuant to an Agreement and Plan of Merger which closed on January 3. The reason for the acquisition was that New Vision Systems expands INFICON's reach in the semiconductor fab industry by extending its range of process capability in the advanced process control (APC) market to include lithography. Lithography, fundamental to creating the pattern of integrated circuits (IC) on a semiconductor wafer, is the most challenging and strategically important process in manufacturing semiconductor devices. New Vision Systems develops and deploys a full suite of process control software compatible with tools from all major lithography and metrology equipment suppliers. These products improve equipment productivity and chip yield in semiconductor fabrication. As of December 31, 2002, INFICON had outstanding notes receivable from New Vision Systems of U.S.$5.4 million. The notes receivable are included in Other Assets. In addition to the note receivable from new Vision Systems, we assumed liabilities of U.S.$3.9 million and assets with a net book value of U.S.$1.6 million.

      The purchase price allocation is dependent upon the finalization of the independent valuation report to be completed during the first quarter of 2003. Upon finalization of the independent valuation report, the amounts allocated to in-process research and development, if any, will be charged to the statements of operations in the first quarter of 2003.

      As consideration for the stock of New Vision Systems, the Company has a contingent "Earn Out" agreement with the stockholders of New Vision Systems, not to exceed $27 million, payable in a combination of the Company's ADSs, valued at the current market price when payable, and cash, based on specific sales targets of New Vision Systems in calendar years 2003 and 2004.

      New Vision Systems changed its name to INFICON LT, Inc. upon the closing of the merger.

                 SCHEDULE I - VALUATION AND QUALIFYING ACCOUNTS
                               INFICON Holding AG

                                    Balance         Add:                 Balance
                                  at Beginning   Charged to    Deduct:   at End
                                     of Year       Expense   Write-Offs  of Year
                                  ----------------------------------------------

Allowance for doubtful accounts:

Year ended December 31, 2002         $1,685        $  441      $  306    $1,820

Year ended December 31, 2001         $1,154        $  753      $  222    $1,685

Year ended December 31, 2000         $  664        $  760      $  270    $1,154

                                    Balance         Add:                 Balance
                                  at Beginning   Charged to    Deduct:   at End
                                     of Year       Expense   Write-Offs  of Year
                                  ----------------------------------------------

Inventory Reserve:

Year ended December 31, 2002         $4,753        $1,823      $  972    $5,604

Year ended December 31, 2001         $4,629        $1,531      $1,407    $4,753

Year ended December 31, 2000         $4,895        $  267      $  533    $4,629

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

                               INFICON Holding AG
Date: March 28, 2003

                              /s/ James L. Brissenden
                              ---------------------------------------------
                              Name:  James L. Brissenden
                              Title:  President and Chief Executive Officer

Date: March 28, 2003

                              /s/ Peter G. Maier
                              ---------------------------------------------
                              Name:  Peter G. Maier
                              Title:  Vice-President and Chief Financial Officer

INFICON Holding AG

                 Sarbanes-Oxley Act Section 302(a) Certification

I, James L. Brissenden, certify that:

      1.    I have reviewed this Annual Report of INFICON Holding AG;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

            a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

            a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to the significant deficiencies and material weaknesses.

Date: March 4, 2003


----------------------------
James L. Brissenden
Chief Executive Officer and President

                               INFICON Holding AG

                 Sarbanes-Oxley Act Section 302(a) Certification

I, Peter G. Maier, certify that:

      1.    I have reviewed this Annual Report of INFICON Holding AG;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

            a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

            a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to the significant deficiencies and material weaknesses.

Date: March 4, 2003


----------------------------
Peter G. Maier
Vice President and Chief Financial Officer